Financial highlights

			in / end of		% change		in / end of	% change

	3Q09	2Q09	3Q08	QoQ	YoY	9M09	9M08	YoY

Net income (CHF million)

Net income/(loss) attributable to shareholders	2,354	1,571	(1,261)	50	–	5,931	(2,194)	–

of which from continuing operations	2,166	1,558	(1,267)	39	–	5,762	(2,201)	–

Earnings per share (CHF)

Basic earnings/(loss) per share from continuing operations	1.73	1.19	(1.23)	45	–	4.55	(2.32)	–

Basic earnings/(loss) per share	1.88	1.20	(1.22)	57	–	4.69	(2.31)	–

Diluted earnings/(loss) per share from continuing operations	1.67	1.17	(1.23)	43	–	4.46	(2.32)	–

Diluted earnings/(loss) per share	1.81	1.18	(1.22)	53	–	4.59	(2.31)	–

Return on equity (%)

Return on equity attributable to shareholders (annualized)	25.1	17.5	(13.1)	–	–	21.8	(7.5)	–

Core Results (CHF million)

Net revenues	8,917	8,610	3,023	4	195	27,084	13,692	98

Provision for credit losses	53	310	131	(83)	(60)	546	327	67

Total operating expenses	6,244	6,736	5,393	(7)	16	19,300	16,868	14

Income/(loss) from continuing operations before taxes	2,620	1,564	(2,501)	68	–	7,238	(3,503)	–

Core Results statement of operations metrics (%)

Cost/income ratio	70.0	78.2	178.4	–	–	71.3	123.2	–

Pre-tax income margin	29.4	18.2	(82.7)	–	–	26.7	(25.6)	–

Effective tax rate	16.3	(2.2)	50.5	–	–	19.0	40.6	–

Net income margin [1]	26.4	18.2	(41.7)	–	–	21.9	(16.0)	–

Assets under management and net new assets (CHF billion)

Assets under management from continuing operations	1,225.3	1,175.2	1,283.4	4.3	(4.5)	1,225.3	1,283.4	(4.5)

Net new assets	16.7	6.2	3.6	–	–	31.7	9.6	–

Balance sheet statistics (CHF million)

Total assets	1,064,208	1,092,904	1,393,599	(3)	(24)	1,064,208	1,393,599	(24)

Net loans	242,186	243,191	248,659	0	(3)	242,186	248,659	(3)

Total shareholders' equity	38,191	36,348	39,023	5	(2)	38,191	39,023	(2)

Tangible shareholders equity [2]	28,520	26,356	27,786	8	3	28,520	27,786	3

Book value per share outstanding (CHF)

Total book value per share	32.63	31.02	37.47	5	(13)	32.63	37.47	(13)

Shares outstanding (million)

Common shares issued	1,185.0	1,184.8	1,134.2	0	4	1,185.0	1,134.2	4

Treasury shares	(14.6)	(13.2)	(92.8)	11	(84)	(14.6)	(92.8)	(84)

Shares outstanding	1,170.4	1,171.6	1,041.4	0	12	1,170.4	1,041.4	12

Market capitalization

Market capitalization (CHF million)	68,137	58,765	56,596	16	20	68,137	56,596	20

Market capitalization (USD million)	65,945	54,180	54,759	22	20	65,945	54,759	20

BIS statistics

Risk-weighted assets (CHF million)	221,983	234,884	308,142	(5)	(28)	221,983	308,142	(28)

Tier 1 ratio (%)	16.4	15.5	10.4	–	–	16.4	10.4	–

Total capital ratio (%)	20.9	20.0	14.6	–	–	20.9	14.6	–

Number of employees (full-time equivalents)

Number of employees	47,400	46,700	50,300	1	(6)	47,400	50,300	(6)

1 Based on amounts attributable to shareholders. 2 Tangible shareholders' equity attributable to shareholders is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders.

Dear shareholders

Hans-Ulrich Doerig, Chairman of the Board of Directors (left)
Brady W. Dougan, Chief Executive Officer (right)

During the last two years our industry has undergone fundamental changes, which have particularly affected investment banking. We have taken action to address this and have been increasing our focus on client and flow-based businesses, improving capital efficiency, reducing volatility and actively managing our risk. Last year, in response to a dramatic change in the markets, we accelerated the execution of our long-term strategy. And today, as a result of our action, we believe that Credit Suisse is well positioned to prosper in the new competitive landscape.

Credit Suisse’s very good performance in the third quarter confirms the strength of our client-focused, capital-efficient strategy and our reduced-risk business model. Our return on equity of 25.1% and net income of CHF 2.4 billion show that our approach continues to work well and is providing the foundation for sustainable, high-quality, lower volatility earnings. Our third-quarter performance complemented a strong first half of the year, which enabled us to post a return on equity in the first nine months of 21.8% and net income of CHF 5.9 billion. We further improved our already industry-leading capital position: our tier 1 ratio stood at 16.4% at the end of the third quarter, up from 13.3% at the end of 2008.

We attracted net new assets of over CHF 31 billion in the first nine months of the year, reflecting our clients’ confidence and trust in Credit Suisse. Our capital strength, combined with our integrated approach, the quality of our advice and our global reach, have proved to be particularly advantageous. Despite a seasonal slowdown, Private Banking generated over CHF 13 billion of net new assets in the third quarter, benefiting from inflows in both the international and Swiss businesses.

Our business model in wealth management enables us to deliver our expertise as an integrated bank through a scalable, global platform and will help us to benefit from a market recovery. Wealth management is a very attractive growth market and, while client activity has picked up in selected areas, risk appetite has improved only moderately; however, we remain confident that overall levels of demand for comprehensive investment solutions will recover in the medium term. We will therefore continue to invest in our international expansion as well as in our Swiss home market.

In Switzerland, our integrated model is producing strong results. Clients benefit from our breadth of expertise and our integrated approach to providing solutions. We are very committed to growing our business in Switzerland, where we have a strong platform and are well positioned to gain market share. Our lending to Swiss corporates and institutions increased slightly over the first nine months of the year, underscoring our role as a trusted financial partner to our clients.

In Investment Banking, our differentiated strategy has been affirmed by strong results in the quarter, including a high return on capital. Our client and flow-based businesses are performing very well, as are our repositioned businesses. The action we took to reposition Investment Banking last year in the changed environment is yielding strong benefits. We expect to continue to produce sustainable, less volatile results and strong returns on capital, and we see growth across a number of businesses in our portfolio.

We have remained disciplined about risk and capital allocation. In the third quarter, we continued to reallocate capital in Investment Banking away from exit businesses and into our client and flow-based businesses. Our risk-weighted assets declined during the third quarter to USD 137 billion and there was a shift in composition to support growth in our client-focused businesses. Average one-day, 99% Value-at-Risk in CHF decreased 25% during the third quarter.

Over the last 12 months we have aligned our Asset Management business with the integrated bank. Our progress shows that our focus on asset allocation, the Swiss businesses and alternative investment strategies is benefiting our integrated model. Asset Management generated net new assets of CHF 3.9 billion in the third quarter, driven by strong net inflows into focus areas such as multi-asset class solutions, Swiss advisory and alternative investment strategies. This is an encouraging performance and we believe that Asset Management has the potential to make a significant contribution to our earnings over time.

We benefited further from the integrated bank platform. Collaboration revenues were CHF 1.1 billion in the third quarter, which brings the total in the first nine months of the year to CHF 3.6 billion.

Our capital strength puts us in a very solid position. It also gives us the flexibility to grow the business, both organically and by making tactical acquisitions, and to deliver attractive returns to our shareholders.

One of our priorities is to play a responsible role in economic recovery, both in Switzerland and as a positive force in global capital markets. As part of this responsible approach, we recently announced some changes to the structure of our compensation for Managing Directors and Directors. The new structure is consistent with the guidelines for best practice that were recently announced at the G-20 summit and reaffirms Credit Suisse’s ongoing commitment to fair, balanced and performance-oriented compensation policies that align long-term employee and shareholder interests. Our new deferred variable compensation instruments take a long-term approach, with deferral periods of three to four years. They are based on share performance and on return on equity and have downward adjustment mechanisms built in. The changes enable us to strike the right balance between paying our employees competitively, doing what is right for our shareholders, and responding appropriately to regulatory initiatives and political and public concerns. We are also actively engaged in discussions with regulators to foster a globally coordinated approach to regulation in an effort to build a more robust financial sector that can promote global economic prosperity.

Today we are seeing the benefit of the execution of our strategy: we adapted our business model, strengthened our capital position and reduced our risk profile. We are also benefiting from the fact that we were able to focus clearly on helping our clients during a period of extreme market disruption – without being distracted by changes within the firm or in the industry. We are confident about our business model and our competitive position. If markets remain constructive, we expect to be able to maintain our momentum. Even if markets become more difficult, we believe that Credit Suisse is still positioned to perform well.

Yours sincerely

Hans-Ulrich Doerig Brady W. Dougan
October 2009

Dear shareholders
Credit Suisse at a glance
Credit Suisse results
Operating environment
Credit Suisse
Core Results
Key performance indicators
Results by division
Private Banking
Wealth Management Clients
Corporate & Institutional Clients
Investment Banking
Asset Management
Overview of results and assets under management
Results
Assets under management
Treasury and Risk management
Treasury management
Risk management
Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
Note 1 Summary of significant accounting policies
Note 2 Business developments and subsequent events
Note 3 Discontinued operations
Note 4 Segment reporting
Note 5 Net interest income
Note 6 Commissions and fees
Note 7 Other revenues
Note 8 Provision for credit losses
Note 9 Compensation and benefits
Note 10 General and administrative expenses
Note 11 Earnings per share
Note 12 Trading assets and liabilities
Note 13 Investment securities
Note 14 Loans
Note 15 Other assets and liabilities
Note 16 Long-term debt
Note 17 Accumulated other comprehensive income
Note 18 Tax
Note 19 Employee share-based compensation and other compensation benefits
Note 20 Pension and other post-retirement benefits
Note 21 Derivatives and hedging activities
Note 22 Guarantees and commitments
Note 23 Transfers of financial assets and variable interest entities
Note 24 Fair value of financial instruments
Note 25 Assets pledged or assigned
Note 26 Subsidiary guarantee information
Note 27 Litigation
Investor information
Investor information

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse, the Swiss bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

In various tables, use of “–” indicates not meaningful or not applicable.

Credit Suisse at a glance
Credit Suisse
As one of the world’s leading financial services providers, we are committed to delivering our combined financial experience and expertise to corporate, institutional and government clients and high-net-worth individuals worldwide, as well as to retail clients in Switzerland. We serve our diverse clients through our three divisions, which cooperate closely to provide holistic financial solutions based on innovative products and specially tailored advice. Founded in 1856, we have a truly global reach today, with operations in over 50 countries and 47,400 employees from approximately 100 different nations.

Private Banking
In Private Banking, we offer comprehensive advice and a broad range of wealth management solutions, including pension planning, life insurance products, tax planning and wealth and inheritance advice, which are tailored to the needs of high-net-worth and ultra-high-net-worth individuals worldwide. We supply banking products and services to individual clients, including affluent, high-net-worth and ultra-high-net-worth clients, and corporates and institutions in Switzerland.

Investment Banking
In Investment Banking, we offer investment banking and securities products and services to corporate, institutional and government clients around the world. Our products and services include debt and equity underwriting, sales and trading, mergers and acquisitions advice, divestitures, corporate sales, restructuring and investment research.

Asset Management
In Asset Management, we offer integrated investment solutions and services to institutions, governments and private clients. We provide access to a wide range of investment classes, building on our global strengths in alternative investments and traditional investment strategies.

Credit Suisse results
Operating environment
Credit Suisse
Core Results
Key performance indicators
Operating environment
Global economic activity in 3Q09 showed further signs of stabilization as a result of the concerted global policy responses undertaken in previous quarters. Global risk appetite improved, moving equity markets higher. The US dollar weakened against most currencies and commodity markets were mixed.

Economic environment
In 3Q09, global economic key indicators improved significantly. While improvement was initially seen only in some emerging markets, especially China, other economies have shown a more meaningful recovery from depressed levels. In the US, the purchasing managers' index for the manufacturing sector moved back into expansionary territory and reached its highest levels since June 2007. Some developed countries, including France and Germany, reported positive quarterly gross domestic product (GDP) growth in 2Q09. According to one of the Swiss leading economic indicators, business confidence strengthened in the country. The improved key indicators reflected a concerted and unprecedented global policy response and significant improvement in financial market sentiment. Low interest rates, asset purchases by major central banks and the implementation of fiscal policy measures continued. Helped by short-term incentive programs like car allowance rebates, manufacturing and sales activity picked up significantly. Inflation continued to fall globally.

Yields on 10-year US government bonds traded between 3.29% and 3.89%. Compared to the end of 2Q09, US dollar, Swiss franc and euro-denominated bonds showed slightly lower yields for all tenors (refer to the charts “Yield curves”). Credit spreads continued to tighten across the range from AAA corporate loans to leveraged loans. High quality segments, such as government agencies and sovereigns, underperformed. High yield and emerging market bonds benefited the most from the improved risk appetite.

Equity markets continued their strong performance in 3Q09. Major global market indices achieved returns between 14% and 21% (refer to the charts “Equity markets”). Cyclical stocks, such as financials and construction materials, generally outperformed defensive stocks, such as utilities, energy and health care. Due to the improved risk appetite, small-cap and mid-cap stocks also outperformed. The level of volatility in equity markets returned to pre-crisis levels.

Sentiment in currency markets shifted in 3Q09 away from fears of a deep recession to prospects of an accelerated recovery. The US dollar, which had strengthened against most major currencies during the deleveraging phase in 2008 and 1Q09, weakened, reflecting concerns over current account and budget deficits in the US and the lack of interest rate support to finance deficits. Diversification by foreign central banks into alternative reserve currencies also weighed on the US dollar. The euro and the Swiss franc appreciated against the US dollar. Currencies linked to commodity prices, such as the Australian, New Zealand and Canadian dollars, and currencies in emerging markets with attractive yields, strengthened. Prospects of stronger global growth and rallying Asian equity markets also benefited currencies in Asia, although most central banks slowed the appreciation through intervention and increasing foreign exchange reserves, which had fallen during the financial crisis.

In 3Q09, commodity markets were mixed. Driven by the start of a global economic recovery, commodity demand began to increase and excess capacity and inventory levels reached a peak and started to decline. While these developments significantly improved market conditions for commodities, they did not translate into large price gains overall. Oil prices were stagnant around USD 70 per barrel for most of the quarter amid signs that the steep price gains during 2Q09 slowed demand in the US. In industrial metals, the upward trend of 2Q09 slowed as government-sponsored stockpiling in China ended. Chinese base metal imports declined, depressing prices. Prices for agricultural commodities declined, reflecting revised expectations of increased crop yields. Precious metals prices rose sharply, however, as a combination of relatively low bond yields and a weakening US dollar continued to spur demand. As a result, gold prices rose above USD 1,000 during 3Q09, with other precious metals prices following gold's lead.

Sector environment
Global risk appetite improved during 3Q09, with further signs of stabilized earnings for the global banking industry and the ability of some institutions to reduce government influence. Several large banks in the US repaid Troubled Asset Relief Program money received from the government, regaining greater flexibility.

The recovery in the banking sector continued at a slower pace in 3Q09. In general, operating trends in 3Q09 continued to be reasonable for the banking sector, reflecting seasonal weakness.
In 3Q09, the global investment banking fee pool was down 15% compared to 2Q09. Equity capital markets led the global fee pool in 3Q09, with a share of 42%, followed by debt capital markets activity with 32%, mergers and acquisitions (M&A) with 19% and loan activity with the remaining 7%.

At the end of 3Q09, global equity trading volumes were lower than 3Q08 levels that included record trading volumes resulting from the fallout in the financial sector. Compared to 2Q09, global equity trading volumes were down 9%. Bond trading volumes remained light. Global fixed income trading volume decreased 10% and 7% compared to 3Q08 and 2Q09. In Europe, fixed income trading volume increased 3% compared 3Q08.

3Q09 recorded the highest initial public offering (IPO) activity volume since 4Q07, with emerging markets (particularly China) driving the volumes. The total issuance backlog rose to USD 22.4 billion as of the end of 3Q09. Debt underwriting revenues, led by strong corporate bond issuances, were up 34% globally and 43% in Europe compared to 3Q08, but down 12% globally and 20% in Europe compared to 2Q09.

The London Interbank Offered Rate overnight indexed swap spread declined further. Non-performing consumer loans remained at a high level, as did corporate credit defaults and related costs.
Discussions on banking regulation continued in 3Q09, focusing on such measures as the maximum size of banks, compensation regulations, tighter capital and liquidity requirements, leverage ratios and increased transparency.

Retail banking in Switzerland was stable, but showed further signs of deteriorating credit quality in consumer loans and small and medium-sized enterprise loans given the rising unemployment level and economic situation. The private banking industry saw a seasonal slowdown versus 2Q09, but benefited from demand for credit and equity products due to the increased risk appetite of investors.

Market volumes (growth in %)

		Global		Europe

end of 3Q09	QoQ	YoY	QoQ	YoY

Equity trading volume [1]	(9)	(24)	(9)	(33)

Fixed income trading volume [2]	(7)	(10)	(10)	3

Announced mergers and acquisitions [3]	(18)	(32)	(16)	(42)

Completed mergers and acquisitions [3]	8	(45)	(30)	(43)

Equity underwriting [3]	(21)	42	(30)	(54)

Debt underwriting [3]	(12)	34	(20)	43

Syndicated lending - investment grade [3]	(33)	(38)	–	–

1 London Stock Exchange, Borsa Italiana, Deutsche Börse, BME and Euronext. Global also includes New York Stock Exchange and NASDAQ 2 Deutsche Börse, Federal Reserve Bank of New York 3 Dealogic

Credit Suisse
In 3Q09, we recorded net income attributable to shareholders of CHF 2,354 million. Diluted earnings per share were CHF 1.81. Annualized return on equity attributable to shareholders was 25.1%. We continued to reduce risk and further strengthened our capital position with a BIS tier 1 ratio of 16.4%.

Results

			in / end of		% change		in / end of	% change

	3Q09	2Q09	3Q08	QoQ	YoY	9M09	9M08	YoY

Statements of operations (CHF million)

Net interest income	1,719	1,220	1,920	41	(10)	4,977	5,880	(15)

Commissions and fees	3,313	3,542	3,673	(6)	(10)	9,808	11,631	(16)

Trading revenues	3,489	3,217	(2,266)	8	–	11,603	(3,144)	–

Other revenues	1,349	624	(643)	116	–	191	(631)	–

Net revenues	9,870	8,603	2,684	15	268	26,579	13,736	93

Provision for credit losses	53	310	131	(83)	(60)	546	327	67

Compensation and benefits	3,841	4,365	2,951	(12)	30	12,546	10,227	23

General and administrative expenses	1,935	1,919	1,930	1	0	5,403	5,036	7

Commission expenses	498	502	538	(1)	(7)	1,467	1,701	(14)

Total other operating expenses	2,433	2,421	2,468	0	(1)	6,870	6,737	2

Total operating expenses	6,274	6,786	5,419	(8)	16	19,416	16,964	14

Income/(loss) from continuing operations before taxes	3,543	1,507	(2,866)	135	–	6,617	(3,555)	–

Income tax expense/(benefit)	427	(34)	(1,263)	–	–	1,374	(1,421)	–

Income/(loss) from continuing operations	3,116	1,541	(1,603)	102	–	5,243	(2,134)	–

Income from discontinued operations	188	13	6	–	–	169	7	–

Net income/(loss)	3,304	1,554	(1,597)	113	–	5,412	(2,127)	–

Less net income/(loss) attributable to noncontrolling interests	950	(17)	(336)	–	–	(519)	67	–

Net income/(loss) attributable to shareholders	2,354	1,571	(1,261)	50	–	5,931	(2,194)	–

of which from continuing operations	2,166	1,558	(1,267)	39	–	5,762	(2,201)	–

of which from discontinued operations	188	13	6	–	–	169	7	–

Earnings per share (CHF)

Basic earnings/(loss) per share from continuing operations	1.73	1.19	(1.23)	45	–	4.55	(2.32)	–

Basic earnings/(loss) per share	1.88	1.20	(1.22)	57	–	4.69	(2.31)	–

Diluted earnings/(loss) per share from continuing operations	1.67	1.17	(1.23)	43	–	4.46	(2.32)	–

Diluted earnings/(loss) per share	1.81	1.18	(1.22)	53	–	4.59	(2.31)	–

Return on equity (%)

Return on equity attributable to shareholders (annualized)	25.1	17.5	(13.1)	–	–	21.8	(7.5)	–

Return on tangible equity attributable to shareholders (annualized) [1]	34.1	24.4	(18.2)	–	–	30.2	(10.4)	–

Number of employees (full-time equivalents)

Number of employees	47,400	46,700	50,300	1	(6)	47,400	50,300	(6)

1 Based on tangible shareholders' equity attributable to shareholders, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders. Management believes that the return on tangible shareholders' equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

Credit Suisse and Core Results

			Core Results			Noncontrolling interests without SEI			Credit Suisse

in	3Q09	2Q09	3Q08	3Q09	2Q09	3Q08	3Q09	2Q09	3Q08

Statements of operations (CHF million)

Net revenues	8,917	8,610	3,023	953	(7)	(339)	9,870	8,603	2,684

Provision for credit losses	53	310	131	0	0	0	53	310	131

Compensation and benefits	3,826	4,345	2,941	15	20	10	3,841	4,365	2,951

General and administrative expenses	1,920	1,889	1,914	15	30	16	1,935	1,919	1,930

Commission expenses	498	502	538	0	0	0	498	502	538

Total other operating expenses	2,418	2,391	2,452	15	30	16	2,433	2,421	2,468

Total operating expenses	6,244	6,736	5,393	30	50	26	6,274	6,786	5,419

Income/(loss) from continuing operations before taxes	2,620	1,564	(2,501)	923	(57)	(365)	3,543	1,507	(2,866)

Income tax expense/(benefit)	427	(34)	(1,263)	0	0	0	427	(34)	(1,263)

Income/(loss) from continuing operations	2,193	1,598	(1,238)	923	(57)	(365)	3,116	1,541	(1,603)

Income from discontinued operations	188	13	6	0	0	0	188	13	6

Net income/(loss)	2,381	1,611	(1,232)	923	(57)	(365)	3,304	1,554	(1,597)

Less net income/(loss) attributable to noncontrolling interests	27	40	29	923	(57)	(365)	950	(17)	(336)

Net income/(loss) attributable to shareholders	2,354	1,571	(1,261)	–	–	–	2,354	1,571	(1,261)

Statement of operations metrics (%)

Cost/income ratio	70.0	78.2	178.4	–	–	–	63.6	78.9	201.9

Pre-tax income margin	29.4	18.2	(82.7)	–	–	–	35.9	17.5	(106.8)

Effective tax rate	16.3	(2.2)	50.5	–	–	–	12.1	(2.3)	44.1

Net income margin [1]	26.4	18.2	(41.7)	–	–	–	23.9	18.3	(47.0)

1 Based on amounts attributable to shareholders.

Core Results
In 3Q09, we recorded net income attributable to shareholders of CHF 2,354 million. Private Banking reported solid net revenues and net new assets of CHF 13.1 billion. In Investment Banking, our client-focused, capital efficient strategy continued to produce strong results, despite a decline in market activity and the seasonal slowdown. Asset Management benefited from the Aberdeen transaction and investment-related gains.

Core Results

			in / end of		% change		in / end of	% change

	3Q09	2Q09	3Q08	QoQ	YoY	9M09	9M08	YoY

Statements of operations (CHF million)

Net interest income	1,688	1,187	1,879	42	(10)	4,873	5,783	(16)

Commissions and fees	3,312	3,540	3,637	(6)	(9)	9,785	11,557	(15)

Trading revenues	3,489	3,214	(2,251)	9	–	11,602	(3,138)	–

Other revenues	428	669	(242)	(36)	–	824	(510)	–

Net revenues	8,917	8,610	3,023	4	195	27,084	13,692	98

Provision for credit losses	53	310	131	(83)	(60)	546	327	67

Compensation and benefits	3,826	4,345	2,941	(12)	30	12,499	10,183	23

General and administrative expenses	1,920	1,889	1,914	2	0	5,334	4,984	7

Commission expenses	498	502	538	(1)	(7)	1,467	1,701	(14)

Total other operating expenses	2,418	2,391	2,452	1	(1)	6,801	6,685	2

Total operating expenses	6,244	6,736	5,393	(7)	16	19,300	16,868	14

Income/(loss) from continuing operations before taxes	2,620	1,564	(2,501)	68	–	7,238	(3,503)	–

Income tax expense/(benefit)	427	(34)	(1,263)	–	–	1,374	(1,421)	–

Income/(loss) from continuing operations	2,193	1,598	(1,238)	37	–	5,864	(2,082)	–

Income from discontinued operations	188	13	6	–	–	169	7	–

Net income/(loss)	2,381	1,611	(1,232)	48	–	6,033	(2,075)	–

Less net income attributable to noncontrolling interests	27	40	29	(33)	(7)	102	119	(14)

Net income/(loss) attributable to shareholders	2,354	1,571	(1,261)	50	–	5,931	(2,194)	–

of which from continuing operations	2,166	1,558	(1,267)	39	–	5,762	(2,201)	–

of which from discontinued operations	188	13	6	–	–	169	7	–

Statement of operations metrics (%)

Cost/income ratio	70.0	78.2	178.4	–	–	71.3	123.2	–

Pre-tax income margin	29.4	18.2	(82.7)	–	–	26.7	(25.6)	–

Effective tax rate	16.3	(2.2)	50.5	–	–	19.0	40.6	–

Net income margin [1]	26.4	18.2	(41.7)	–	–	21.9	(16.0)	–

Number of employees (full-time equivalents)

Number of employees	47,400	46,700	50,300	1	(6)	47,400	50,300	(6)

1 Based on amounts attributable to shareholders.

Core Results include the results of our three segments, the Corporate Center and discontinued operations. Core Results exclude revenues and expenses in respect of noncontrolling interests in which we do not have SEI. The Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. In addition, the Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

Our Core Results are impacted by changes in credit spreads for Credit Suisse debt carried at fair value. In 2Q09, we entered into a transaction designed to reduce the volatility of these changes. In the transaction (the FVOD transaction) we made loans, which we carry at fair value, to Alpine Securitization Corp. (Alpine), a multi-seller commercial paper (CP) conduit administered by Credit Suisse. The Group does not have any ownership interest in Alpine. The FVOD transaction was designed to offset a significant portion of the volatility in credit spread movements on Credit Suisse vanilla debt. Following the FVOD transaction, the aggregate gains on this Credit Suisse debt as of the end of 1Q09 will be reversed and charged to the segments on a straight-line amortization basis, and the difference between this amortization and the net impact on valuation adjustments on this Credit Suisse debt from changes in credit spreads will be included in the Corporate Center.

In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.

Certain reclassifications have been made to prior periods to conform to the current presentation.
Results overview
In 3Q09, we recorded net income attributable to shareholders of CHF 2,354 million, compared to a net loss attributable to shareholders of CHF 1,261 million in 3Q08. Net revenues were CHF 8,917 million compared to CHF 3,023 million in 3Q08. Total operating expenses were CHF 6,244 million, up CHF 851 million, or 16%. Our 3Q09 results included fair value losses of CHF 646 million on Credit Suisse vanilla debt, mostly offset by gains of CHF 553 million from the FVOD transaction. CHF 269 million of the net fair value losses was charged to the segments (primarily Investment Banking), reflecting the straight-line amortization, and CHF 176 million of fair value gains were included in the Corporate Center.

In Private Banking, we realigned our client coverage into Wealth Management Clients and Corporate & Institutional Clients. Swiss private client coverage is now part of Wealth Management Clients, which covers all individual clients, including affluent, high-net-worth and ultra-high-net-worth clients. Corporate & Institutional Clients provides banking services to corporates and institutions in Switzerland.

In Private Banking, net revenues were CHF 2,833 million, a decline of 10% from 3Q08. Recurring revenues, representing 77% of net revenues, declined 14%, reflecting a decline in asset-based commissions and fees and net interest income. The lower asset-based commissions and fees reflected the 5.6% decline in average assets under management, particularly in higher margin managed investment products, and continued investor preference for cash, money market instruments and direct investments such as equities and bonds. The decrease in net interest income was due to significantly lower margins on loans from higher funding costs, with lower volumes, mostly offset by significantly increased margins on stable deposits. Transaction-based revenues were up, as stronger integrated solutions revenues and improved brokerage fees, reflecting the increased investor demand for equities and bonds, were offset in part by a decline in client foreign exchange income, product issuing fees and fair value losses from the Clock Finance transaction compared to fair value gains in 3Q08.

In Investment Banking, net revenues increased to CHF 5,046 million from negative CHF 555 million in 3Q08. Our key client businesses generated revenues of CHF 4.1 billion, reflecting good results in global rates and foreign exchange, cash equities, US residential mortgage-backed securities (RMBS) secondary trading, prime services, flow and corporate derivatives and high grade trading. Our repositioned businesses had revenues of CHF 1.4 billion for the quarter, driven by good results in US leveraged finance, corporate lending, emerging markets trading and convertibles. We had minimal losses in our exit businesses, reflecting the reduction in our exposures. Debt underwriting revenues increased significantly, primarily due to strong results in leveraged finance and higher revenues from investment grade debt issuance, driven by higher industry-wide issuance volumes. Equity underwriting revenues increased, driven by higher levels of industry-wide issuance volumes and higher market share in rights offerings. Advisory and other fees decreased in line with lower levels of global industry-wide M&A activity, combined with a decline in completed M&A market share. Fixed income trading revenues increased significantly, primarily driven by strong revenues from our leveraged finance business, reflecting higher activity levels and net valuation gains compared to net valuation reductions in 3Q08. We also reported higher revenues, compared to losses in 3Q08, in our corporate lending, US RMBS agency and non-agency, commodities, emerging markets trading and fixed income proprietary trading businesses and lower net valuation reductions in commercial mortgage-backed securities (CMBS). Equity trading revenues increased significantly, primarily driven by revenues from trading strategies and convertibles compared to significant losses in 3Q08. We also had higher revenues in cash equities across most regions outside the US and in our prime services and derivatives businesses. Net revenues included net fair value losses on Credit Suisse debt compared to significant gains in 3Q08.

In Asset Management, net revenues were CHF 765 million, and net revenues before securities purchased from our money market funds and investment-related gains/(losses) were CHF 626 million, primarily reflecting the CHF 207 million gain on shares received from the completion of the Aberdeen transaction, partially offset by a decline in fees on lower average assets under management and lower placement fees. Asset management fees in alternative investment strategies declined, primarily in real estate and liquid strategies. Placement fees decreased reflecting the difficult capital raising conditions in private equity and real estate. Performance fees and carried interest were down as lower fees in private equity were partially offset by higher fees in liquid strategies. We had investment-related gains, primarily reflecting unrealized gains in credit strategies and private equity, compared to losses in 3Q08.

Corporate Center loss from continuing operations before taxes of CHF 304 million primarily reflected litigation provisions of CHF 251 million and the elimination of the CHF 207 million Aberdeen gain in discontinued operations that was reported in Asset Management, partly offset by the positive difference between the straight-line amortization and the net impact on valuation adjustments on Credit Suisse debt from changes in credit spreads of CHF 176 million. The litigation provisions were primarily related to ARS.

Provision for credit losses was CHF 53 million in 3Q09, with CHF 18 million in Investment Banking and CHF 35 million in Private Banking.
Total operating expenses increased 16% compared to 3Q08, primarily reflecting increased compensation and benefits and stable general and administrative expenses. The increase in compensation and benefits was due to higher performance-related compensation, reflecting improved risk-adjusted profitability in Investment Banking. Compensation and benefits included CHF 241 million of compensation expense, representing partner asset facility (PAF) gains, reflected in trading revenues, which were reclassified in Corporate Center, as the PAF gains and offsetting compensation expense were included in Investment Banking trading revenues. General and administrative expenses were stable, reflecting decreases in most expense categories, primarily professional fees and travel and entertainment, reflecting our cost containment efforts, offset by increases in information technology and occupancy expenses.

The Core Results effective tax rate was 16.3% in 3Q09, compared to (2.2)% in 2Q09. The effective tax rate primarily reflected the net release of CHF 205 million of tax contingency accruals following the favorable resolution of certain tax matters, together with the geographical mix of results. Net deferred tax assets decreased CHF 495 million, or 5%, to CHF 8,888 million as of the end of 3Q09, including foreign exchange translation impacts. For further information, refer to Note 18 – Tax in V – Condensed consolidated financial statements – unaudited.

Assets under management from continuing operations were CHF 1,225.3 billion as of the end of 3Q09, an increase of CHF 50.1 billion, or 4.3%, compared to the end of 2Q09. We had net asset inflows of CHF 13.1 billion in Private Banking and CHF 3.9 billion in Asset Management.

Core Results reporting by division

			in		% change		in	% change

	3Q09	2Q09	3Q08	QoQ	YoY	9M09	9M08	YoY

Net revenues (CHF million)

Wealth Management Clients	2,429	2,501	2,619	(3)	(7)	7,299	8,178	(11)

Corporate & Institutional Clients	404	450	529	(10)	(24)	1,363	1,590	(14)

Private Banking	2,833	2,951	3,148	(4)	(10)	8,662	9,768	(11)

Investment Banking	5,046	6,011	(555)	(16)	–	17,499	2,647	–

Asset Management	765	434	374	76	105	1,205	988	22

Corporate Center	273	(786)	56	–	388	(282)	289	–

Net revenues	8,917	8,610	3,023	4	195	27,084	13,692	98

Provision for credit losses (CHF million)

Wealth Management Clients	(5)	13	8	–	–	24	26	(8)

Corporate & Institutional Clients	40	59	5	(32)	–	130	(23)	–

Private Banking	35	72	13	(51)	169	154	3	–

Investment Banking	18	238	119	(92)	(85)	392	324	21

Corporate Center	0	0	(1)	–	100	0	0	–

Provision for credit losses	53	310	131	(83)	(60)	546	327	67

Total operating expenses (CHF million)

Wealth Management Clients	1,711	1,729	2,122	(1)	(19)	5,069	5,760	(12)

Corporate & Institutional Clients	220	215	224	2	(2)	645	672	(4)

Private Banking	1,931	1,944	2,346	(1)	(18)	5,714	6,432	(11)

Investment Banking	3,282	4,118	2,539	(20)	29	11,292	8,655	30

Asset Management	454	379	483	20	(6)	1,329	1,517	(12)

Corporate Center	577	295	25	96	–	965	264	266

Total operating expenses	6,244	6,736	5,393	(7)	16	19,300	16,868	14

Income/(loss) from continuing operations before taxes (CHF million)

Wealth Management Clients	723	759	489	(5)	48	2,206	2,392	(8)

Corporate & Institutional Clients	144	176	300	(18)	(52)	588	941	(38)

Private Banking	867	935	789	(7)	10	2,794	3,333	(16)

Investment Banking	1,746	1,655	(3,213)	5	–	5,815	(6,332)	–

Asset Management	311	55	(109)	465	–	(124)	(529)	(77)

Corporate Center	(304)	(1,081)	32	(72)	–	(1,247)	25	–

Income/(loss) from continuing operations before taxes	2,620	1,564	(2,501)	68	–	7,238	(3,503)	–

Core Results reporting by region

			in		% change		in	% change

	3Q09	2Q09	3Q08	QoQ	YoY	9M09	9M08	YoY

Net revenues (CHF million)

Switzerland	2,145	2,275	2,623	(6)	(18)	6,734	7,679	(12)

EMEA	2,447	2,689	323	(9)	–	7,439	2,328	220

Americas	3,299	3,358	(255)	(2)	–	10,478	2,066	407

Asia Pacific	753	1,074	276	(30)	173	2,715	1,330	104

Corporate Center	273	(786)	56	–	388	(282)	289	–

Net revenues	8,917	8,610	3,023	4	195	27,084	13,692	98

Income/(loss) from continuing operations before taxes (CHF million)

Switzerland	728	831	1,213	(12)	(40)	2,511	3,483	(28)

EMEA	783	667	(1,240)	17	–	1,941	(2,905)	–

Americas	1,230	748	(2,167)	64	–	3,330	(3,620)	–

Asia Pacific	183	399	(339)	(54)	–	703	(486)	–

Corporate Center	(304)	(1,081)	32	(72)	–	(1,247)	25	–

Income/(loss) from continuing operations before taxes	2,620	1,564	(2,501)	68	–	7,238	(3,503)	–

A significant portion of our business requires inter-regional coordination in order to facilitate the needs of our clients. The methodology for allocating our results by region is dependent on management judgment. For Private Banking, results are allocated based on the management reporting structure of our relationship managers and the region where the transaction is recorded. For Investment Banking, trading results are allocated based on where the risk is primarily managed and fee-based results are allocated where the client is domiciled. For Asset Management, results are allocated based on the location of the investment advisors and sales teams.

Board of Directors changes
As a result of his appointment as a board member and President and CEO of AIG, Robert H. Benmosche decided to step down as a member of our Board of Directors effective August 10, 2009. Mr. Benmosche had been a member of our Board since 2002.

Regulatory proposals
Government leaders and regulators continued to focus on reform of the financial services industry, including capital, leverage and liquidity requirements, changes in compensation structure and systemic risk. G-20 leaders pledged to increase regulation and improve coordination of oversight of banks and financial institutions. Uncertainty remained about the impact of regulatory reform. We believe the regulatory response must be closely coordinated on an international basis to provide a level playing field and must be carefully balanced to ensure a strong financial sector and global economy. We believe we are well positioned for regulatory reform, as we have reduced risk and maintained strong capital, funding and liquidity, and we are making changes to the structure of compensation consistent with the G-20 guidelines for best compensation practices.

Compensation and benefits
Compensation and benefits for a given year reflect the strength and breadth of the business results and staffing levels and include fixed components, such as salaries, benefits and the expense from share-based and other deferred compensation from prior-year awards, and a variable component. The variable component reflects the performance-based compensation for the current year. The portion of the performance-based compensation for the current year deferred through share-based and other awards is expensed in future periods and is subject to vesting and other conditions. For further information, refer to Note 19 – Employee share-based compensation and other compensation benefits in V – Condensed consolidated financial statements – unaudited.

Changes to our compensation structure
We are making changes to the structure of compensation for Managing Directors and Directors effective for calendar year 2009 compensation. The new structure and the new plans are consistent with the guidelines for best compensation practices that were recently announced at the G-20 summit and reaffirm our commitment to fair, balanced and performance-oriented compensation policies that align long-term employee and shareholder interests. We will continue to refine the provisions of the new structure as well as the governance process for compensation decisions, based on competitive factors and the evolving regulatory environment.

The key elements of the new plan are that an increased proportion of compensation will be paid as base salary beginning in 2010, and that discretionary year-end variable compensation will now be awarded in three parts. The first part is the cash element, which will not be subject to conditions after payment. The second and third parts will be deferred, will generally vest over three to four years and will be divided equally between Scaled Incentive Share Units – a new version of our existing ISUs, which includes a new feature that increases or decreases the final settlement value based on both the average share price of Credit Suisse’s stock and Credit Suisse’s average return on equity – and the Adjustable Performance Plan. The Adjustable Performance Plan is a new cash-based award that will earn a return equal to Credit Suisse’s return on equity in profitable environments but will have a mechanism which will adjust any unvested awards downward if a business division (in the case of employees in revenue generating divisions) or Credit Suisse as a whole (in the case of Shared Services and certain other employees) is loss-making. These new award structures will also be used for senior management, including members of the Executive Board. We also plan to introduce additional requirements for Credit Suisse Group stock ownership for members of the Executive Board and certain divisional and regional management committees.

Funding
We centrally manage our funding activities. New securities for funding and capital purposes are issued primarily by the Bank. The Bank lends funds to our operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to capitalize on opportunities. Capital is distributed to the segments considering factors such as regulatory capital requirements, utilized economic capital and the historic and future potential return on capital.

Transfer pricing, using market rates, is used to record interest income and expense in each of the segments for this capital and funding. Our funds transfer pricing system is designed to allocate to our businesses funding costs in a way that incentivizes their efficient use of funding. Our funds transfer pricing system is an essential tool that allocates to the businesses the short-term and long-term costs of funding their balance sheet and the costs associated with funding balance sheet items, such as goodwill, which are beyond the control of individual businesses. This is of greater importance in a stressed capital markets environment where raising funds is more challenging and expensive. Under this system, our businesses are also credited to the extent they provide long-term stable funding.

Fair valuations
Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs. For further information, refer to Note 1 – Summary of significant accounting policies and Note 24 – Fair value of financial instruments in V – Condensed consolidated financial statements – unaudited.

The fair value of the majority of the Group’s financial instruments is based on quoted prices in active markets (level 1) or observable inputs (level 2). These instruments include government and agency securities, certain CP, most investment grade corporate debt, certain high yield debt securities, exchange-traded and certain OTC derivative instruments and most listed equity securities.

In addition, the Group holds financial instruments for which no prices are available and which have little or no observable inputs (level 3). For these instruments, the determination of fair value requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These instruments include certain high yield debt securities, distressed debt securities, certain OTC derivatives, certain collateralized debt obligations (CDO), certain asset-backed and mortgage-backed securities, non-traded equity securities, private equity and other long-term investments.

As of the end of 3Q09, 57% and 44% of our total assets and total liabilities attributable to shareholders, respectively, were measured at fair value. As of the end of 3Q09, 6% of total assets attributable to shareholders were classified as level 3 assets attributable to shareholders, unchanged from the end of 2Q09. As of the end of 3Q09, 10% of total assets attributable to shareholders measured at fair value were recorded as level 3 assets attributable to shareholders, unchanged from the end of 2Q09.

As of the end of 3Q09, our net level 3 assets attributable to shareholders were CHF 58.4 billion and those attributable to noncontrolling interests arising from private equity activities were CHF 11.3 billion. The level 3 assets attributable to shareholders included 30% loans and credit products, 26% CDO and CMBS exit business positions and RMBS, 18% equity derivatives and equity-linked securities and 8% private equity investments.

While the majority of our level 3 assets are recorded in Investment Banking, some are recorded in Asset Management, specifically certain private equity investments. Total assets recorded as level 3 declined slightly during 3Q09, primarily in equity derivatives and equity-linked securities, reflecting transfers to level 2, and loans and credit products and CDO and CMBS exit business positions, reflecting asset disposals. These decreases were mostly offset by valuation gains, mainly in loans and credit products, rates products and emerging markets, due to stronger financial markets. Transfers from level 3 to level 2 continued during 3Q09, as volatility in equity and credit markets decreased, however there were also transfers to level 3 of certain structured products, where observability decreased.

Models were used to value these products. Models are developed internally and are reviewed by functions independent of the front office to ensure they are appropriate for current market conditions. The models require subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and risks affecting the specific instrument. The models consider observable and unobservable parameters in calculating the value of these products, including certain indices relating to these products, which were less volatile during 3Q09 than in recent periods, particularly in credit and equity markets. Consideration of these indices has become more significant in our valuation techniques during periods of lower market activity.

For a description of our valuation techniques, refer to Note 33 – Financial instruments in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2008.
For all transfers to level 3, we determine and disclose as level 3 events any gains or losses as measured from the first day of the reporting period, even if the transfer occurred subsequent to the first day of the reporting period. For all transfers out of level 3, we determine and disclose as level 3 events any gains or losses through the last day of the reporting period, even if the transfer occurred prior to the last day of the reporting period. We believe this provides greater transparency over the financial impact of our level 3 assets and liabilities. We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition.

Personnel
Headcount at the end of 3Q09 was 47,400, down 2,900 from 3Q08, and up 700 compared to 2Q09. The increase was mainly driven by seasonal recruitment in fixed income, equities and investment banking as well as an increase in IT professionals reflecting our investment in infrastructure in client-focused businesses in Investment Banking.

Number of employees by division

				end of		% change

	3Q09	2Q09		3Q08	QoQ	YoY

Number of employees by division (full-time equivalents)

Private Banking	24,200	24,000		24,700	1	(2)

Investment Banking	19,300	18,800		21,200	3	(9)

Asset Management	3,100	3,200	[1]	3,700	(3)	(16)

Corporate Center	800	700		700	14	14

Number of employees	47,400	46,700		50,300	1	(6)

1 Excludes 200 employees in 2Q09 in connection with the sale of part of our traditional investment strategies business.

Key performance indicators
To benchmark our achievements, we have defined a set of key performance indicators (KPI) for which we have targets to be achieved over a three to five year period across market cycles.
Growth
We target integrated bank collaboration revenues in excess of CHF 10 billion annually by 2012. For 3Q09, integrated bank collaboration revenues were CHF 1.1 billion, bringing the 9M09 total to CHF 3.6 billion.

For net new assets, we target a growth rate above 6%. In 3Q09, we recorded an annualized net new asset growth rate of 5.7% and a rolling four-quarter average growth rate of 1.5%.
Risk and capital
For the BIS tier 1 ratio, we target a minimum ratio of 12.5%. The BIS tier 1 ratio was 16.4% as of the end of 3Q09.
Efficiency and performance
For total shareholder return, we target superior share price appreciation plus dividends compared to our peer group. The 3Q09 total shareholder return was 15.9%.
For return on equity attributable to shareholders, we target an annual rate of return of above 18%. The annualized return on equity attributable to shareholders was 25.1% in 3Q09.
We target a Core Results cost/income ratio of 65%. Our Core Results cost/income ratio was 70.0% for 3Q09.

in / end of	3Q09	9M09	2008	2007		2006

Growth

Collaboration revenues (CHF billion)	1.1	3.6	5.2	5.9		4.9

Net new asset growth (%) (annualized)	5.7	3.8	(0.2)	3.1		7.2

Efficiency and performance (%)

Total shareholder return [1]	15.9	102.2	(56.1)	(17.8)		30.5

Return on equity attributable to shareholders (annualized)	25.1	21.8	(21.1)	18.0		27.5

Core Results cost/income ratio	70.0	71.3	195.7	73.1		69.6

Risk and capital (%)

BIS tier 1 ratio	16.4	16.4	13.3	11.1	[2]	13.9	[2]

1 The total return of an investor is measured by the capital gain/(loss) plus dividends received. 2 Reported under Basel I and therefore not comparable.

Results by division
Private Banking
Investment Banking
Asset Management
Private Banking
In 3Q09, we reported net revenues of CHF 2,833 million and solid income before taxes of CHF 867 million. We attracted strong net new assets of CHF 13.1 billion, with broad inflows in both the international and Swiss businesses.

Results

			in / end of			% change			in / end of		% change

	3Q09	2Q09	3Q08		QoQ	YoY	9M09		9M08		YoY

Statements of operations (CHF million)

Net revenues	2,833	2,951	3,148		(4)	(10)	8,662		9,768		(11)

Provision for credit losses	35	72	13		(51)	169	154		3		–

Compensation and benefits	1,131	1,156	1,122		(2)	1	3,438		3,443		0

General and administrative expenses	643	633	1,053	[1]	2	(39)	1,819	[2]	2,417	[1]	(25)

Commission expenses	157	155	171		1	(8)	457		572		(20)

Total other operating expenses	800	788	1,224		2	(35)	2,276		2,989		(24)

Total operating expenses	1,931	1,944	2,346		(1)	(18)	5,714		6,432		(11)

Income before taxes	867	935	789		(7)	10	2,794		3,333		(16)

of which Wealth Management Clients	723	759	489		(5)	48	2,206		2,392		(8)

of which Corporate & Institutional Clients	144	176	300		(18)	(52)	588		941		(38)

Statement of operations metrics (%)

Cost/income ratio	68.2	65.9	74.5		–	–	66.0		65.8		–

Pre-tax income margin	30.6	31.7	25.1		–	–	32.3		34.1		–

Utilized economic capital and return

Average utilized economic capital (CHF million)	6,856	6,892	6,834		(1)	0	6,937		6,687		4

Pre-tax return on average utilized economic capital (%) [3]	51.0	54.6	46.8		–	–	54.1		67.0		–

Number of employees (full-time equivalents)

Number of employees	24,200	24,000	24,700		1	(2)	24,200		24,700		(2)

1 Includes ARS provisions of CHF 310 million in Wealth Management Clients. 2 Includes CHF 100 million of captive insurance settlement proceeds in Wealth Management Clients. 3 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

			in / end of		% change		in / end of	% change

	3Q09	2Q09	3Q08	QoQ	YoY	9M09	9M08	YoY

Net revenue (CHF million)

Net interest income	1,186	1,277	1,289	(7)	(8)	3,752	3,807	(1)

Non-interest income	1,647	1,674	1,859	(2)	(11)	4,910	5,961	(18)

Net revenues	2,833	2,951	3,148	(4)	(10)	8,662	9,768	(11)

Net revenue detail (CHF million)

Recurring	2,178	2,239	2,521	(3)	(14)	6,683	7,634	(12)

Transaction-based	655	712	627	(8)	4	1,979	2,134	(7)

Net revenues	2,833	2,951	3,148	(4)	(10)	8,662	9,768	(11)

Provision for credit losses (CHF million)

New provisions	115	137	37	(16)	211	345	105	229

Releases of provisions	(80)	(65)	(24)	23	233	(191)	(102)	87

Provision for credit losses	35	72	13	(51)	169	154	3	–

Balance sheet statistics (CHF million)

Net loans	176,094	175,878	187,234	0	(6)	176,094	187,234	(6)

of which Wealth Management Clients [1]	125,449	123,623	136,397	1	(8)	125,449	136,397	(8)

of which Corporate & Institutional Clients	50,645	52,255	50,837	(3)	0	50,645	50,837	0

Deposits	256,076	261,390	259,733	(2)	(1)	256,076	259,733	(1)

of which Wealth Management Clients [1]	209,694	217,219	211,989	(3)	(1)	209,694	211,989	(1)

of which Corporate & Institutional Clients	46,382	44,171	47,744	5	(3)	46,382	47,744	(3)

Number of relationship managers

Switzerland	1,910	1,920	1,960	(1)	(3)	1,910	1,960	(3)

EMEA	1,180	1,220	1,240	(3)	(5)	1,180	1,240	(5)

Americas	560	560	540	0	4	560	540	4

Asia Pacific	380	380	440	0	(14)	380	440	(14)

Wealth Management Clients	4,030	4,080	4,180	(1)	(4)	4,030	4,180	(4)

Corporate & Institutional Clients (Switzerland)	490	490	500	0	(2)	490	500	(2)

Number of relationship managers	4,520	4,570	4,680	(1)	(3)	4,520	4,680	(3)

1 Wealth Management Clients covers individual clients, including affluent, high-net-worth and ultra-high-net-worth clients.

Operating environment
Global economic key indicators demonstrated improvement during the quarter, forecasting an expanding global economy. This reflected the concerted policy measures undertaken by central banks and governments to counteract the global crisis by intervening in both financial markets and the economy. Business leaders exhibited a more upbeat assessment of the economic outlook and a less pessimistic perception of the current environment. The recovery of financial markets continued in 3Q09, as investor confidence and risk appetite increased, while market volatility returned to pre-crisis levels. Despite increasing signs of stabilization in economic activity in 3Q09, uncertainties remained with regard to the economic outlook. The economic environment remained affected by increasing levels of unemployment. In light of these circumstances, major central banks, particularly the Swiss National Bank, the European Central Bank and the US Federal Reserve (Fed) left their interest rates and monetary policies unchanged in order to continue stimulating economic growth and assuring sufficient liquidity for the banking system. The euro remained stable, while the US dollar weakened against the Swiss franc.

The weakening credit standing of some Swiss enterprises and a slight decrease in non-mortgage loans reflected a reduction in overall economic activity rather than the lack of available credit. In contrast, loan volume in the euro zone remained subdued, as the fall in production and trade and the ongoing uncertainty dampened the demand for financing. Inflation overall was low or slightly negative. Even though the private banking industry benefited from the improved economic environment, investors remained cautious and continued to prefer cash, money market instruments and direct investments such as equities and bonds instead of more sophisticated investment products such as discretionary mandates and alternative investments.

For further information, refer to I – Credit Suisse results – Operating environment.
Assets under management - Private Banking

			in / end of		% change		in / end of	% change

	3Q09	2Q09	3Q08	QoQ	YoY	9M09	9M08	YoY

Assets under management by region (CHF billion)

Switzerland	335.3	320.3	353.0	4.7	(5.0)	335.3	353.0	(5.0)

EMEA	271.7	264.8	279.5	2.6	(2.8)	271.7	279.5	(2.8)

Americas	123.3	116.7	113.5	5.7	8.6	123.3	113.5	8.6

Asia Pacific	62.5	59.3	57.1	5.4	9.5	62.5	57.1	9.5

Wealth Management Clients	792.8	761.1	803.1	4.2	(1.3)	792.8	803.1	(1.3)

Corporate & Institutional Clients (Switzerland)	109.0	101.1	101.2	7.8	7.7	109.0	101.2	7.7

Assets under management	901.8	862.2	904.3	4.6	(0.3)	901.8	904.3	(0.3)

Assets under management by currency (CHF billion)

USD	293.7	287.7	313.1	2.1	(6.2)	293.7	313.1	(6.2)

EUR	247.9	234.9	233.2	5.5	6.3	247.9	233.2	6.3

CHF	267.5	238.6	252.2	12.1	6.1	267.5	252.2	6.1

Other	92.7	101.0	105.8	(8.2)	(12.4)	92.7	105.8	(12.4)

Assets under management	901.8	862.2	904.3	4.6	(0.3)	901.8	904.3	(0.3)

Net new assets by region (CHF billion)

Switzerland	3.7	2.0	0.6	85.0	–	7.6	10.0	(24.0)

EMEA	2.4	2.8	4.8	(14.3)	(50.0)	9.7	14.1	(31.2)

Americas	2.8	1.5	4.3	86.7	(34.9)	4.9	10.1	(51.5)

Asia Pacific	2.3	2.8	2.2	(17.9)	4.5	7.7	8.7	(11.5)

Wealth Management Clients	11.2	9.1	11.9	23.1	(5.9)	29.9	42.9	(30.3)

Corporate & Institutional Clients (Switzerland)	1.9	1.6	2.6	18.8	(26.9)	5.3	6.1	(13.1)

Net new assets	13.1	10.7	14.5	22.4	(9.7)	35.2	49.0	(28.2)

Growth in assets under management (CHF billion)

Net new assets	11.2	9.1	11.9	–	–	29.9	42.9	–

Other effects	20.5	37.1	(35.3)	–	–	68.7	(133.6)	–

of which market movements	39.1	44.8	(58.4)	–	–	70.2	(110.7)	–

of which currency	(16.5)	(6.3)	24.6	–	–	2.3	(19.2)	–

of which other	(2.1)	(1.4)	(1.5)	–	–	(3.8)	(3.7)	–

Wealth Management Clients	31.7	46.2	(23.4)	–	–	98.6	(90.7)	–

Corporate & Institutional Clients (Switzerland)	7.9	7.3	0.9	–	–	14.3	(0.4)	–

Growth in assets under management	39.6	53.5	(22.5)	–	–	112.9	(91.1)	–

Growth in assets under management (annualized) (%)

Net new assets	6.1	5.3	6.3	–	–	5.9	6.6	–

of which Wealth Management Clients	5.9	5.1	5.8	–	–	5.7	6.4	–

of which Corporate & Institutional Clients	7.5	6.8	10.4	–	–	7.5	8.0	–

Other effects	12.3	21.2	(16.0)	–	–	13.1	(18.8)	–

Growth in assets under management	18.4	26.5	(9.7)	–	–	19.0	(12.2)	–

Growth in assets under management (rolling four-quarter average) (%)

Net new assets	4.1	4.2	6.4	–	–	–	–	–

of which Wealth Management Clients	3.8	3.8	6.2	–	–	–	–	–

of which Corporate & Institutional Clients	6.1	6.9	8.0	–	–	–	–	–

Other effects	(4.4)	(11.2)	(15.2)	–	–	–	–	–

Growth in assets under management (rolling four-quarter average)	(0.3)	(7.0)	(8.8)	–	–	–	–	–

Results overview
During 3Q09, we realigned our client coverage into Wealth Management Clients and Corporate & Institutional Clients. Swiss private client coverage is now part of Wealth Management Clients, which covers all individual clients, including affluent, high-net-worth and ultra-high-net-worth clients. Corporate & Institutional Clients provides banking services to corporates and institutions in Switzerland. Reclassifications have been made to prior periods to conform to the current presentation.

Income before taxes of CHF 867 million improved compared to CHF 789 million in 3Q08, mainly reflecting significantly lower non-credit-related provisions that more than offset the impact of lower revenues. Net revenues of CHF 2,833 million declined 10% from 3Q08. Recurring revenues, representing 77% of net revenues, declined 14%, reflecting a decline in asset-based commissions and fees and net interest income. The lower asset-based commissions and fees reflected the 5.6% decline in average assets under management, particularly in higher margin managed investment products, and continued investor preference for cash, money market instruments and direct investments such as equities and bonds. The decrease in net interest income was due to significantly lower margins on loans from higher funding costs, with lower volumes, mostly offset by significantly increased margins on stable deposits. Transaction-based revenues were up. Stronger integrated solutions revenues from transactions originated and jointly executed with Investment Banking and improved brokerage fees reflecting the increased investor demand for equities and bonds were offset in part by a decline in foreign exchange income from client transactions and product issuing fees. In addition, 3Q09 included fair value losses of CHF 61 million from the Clock Finance transaction compared to fair value gains of CHF 7 million in 3Q08.

We recorded moderate provision for credit losses of CHF 35 million, substantially relating to our corporate and institutional loan portfolio, with net provisions of CHF 40 million in Corporate & Institutional Clients and net releases of CHF 5 million in Wealth Management Clients.

Total operating expenses of CHF 1,931 million declined 18%, reflecting the significant decline in non-credit-related provisions from 3Q08, which included CHF 310 million of provisions related to ARS, stable compensation and benefits and our cost containment efforts.

Compared to 2Q09, asset-based commissions and fees increased slightly, reflecting the 5.3% increase in average assets under management. Net interest income decreased, mainly due to lower margins on loans from higher funding costs, with stable volumes, partially offset by higher margins on deposits with slightly lower volumes. Transaction-based revenues declined, reflecting significantly lower integrated solutions revenues, compared to the very strong 2Q09, and the seasonal slowdown. Despite continued investments in our international platforms, our total operating expenses declined slightly, reflecting lower salaries and benefits.

Assets under management as of the end of 3Q09 were CHF 901.8 billion, down 0.3% compared to 3Q08 but up 4.6% compared to 2Q09. This increase from the end of 2Q09 reflected strong net new assets of CHF 13.1 billion and positive market movements, partly offset by adverse foreign exchange-related movements, mainly due to the weakening of the US dollar against the Swiss franc. Net new assets benefited from inflows across all regions from a broad client base. Of the CHF 13.1 billion net new assets, CHF 7.5 billion were generated in the international businesses and CHF 5.6 billion in the Swiss businesses.

Performance indicators
Pre-tax income margin (KPI)
Our target over market cycles is a pre-tax income margin above 40%. In 3Q09, the pre-tax income margin was 30.6%, up 5.5 percentage points from 3Q08, but down 1.1 percentage points from 2Q09.

Net new asset growth rate for Wealth Management Clients (KPI)
Our target over market cycles is a growth rate over 6%. In 3Q09, our annualized quarterly growth rate was 5.9%. The rolling four-quarter average growth rate was 3.8%.

Initiatives and achievements
In 3Q09, we continued our long-term strategy of organic growth and strengthened our client focus:
– We successfully implemented the organizational realignment in the Swiss market announced earlier this year, fully leveraging our branch network. The realignment covers affluent clients in all branches and further enhances the value proposition for all the different client segments.

– We launched our portfolio risk analyzer, a state-of-the-art tool that provides clients with an advanced risk assessment capability for their portfolios. Combined with personal, tailored advice, this analytical tool increases transparency and helps clients make investment decisions with greater confidence.

– We launched our first pension-related indexed investment solution for Swiss private investors in order to strengthen our position as an innovator of pension solutions.
– The Asset magazine awarded Credit Suisse “Best Private Bank in Asia and Singapore” in its annual “Triple A Awards for Investors and Wealth Managers”, underscoring Private Banking’s solid profitability during one of the most challenging periods in the industry.

– Credit Suisse was recognized as “Outstanding Private Bank for UHNW Clients” at the 19th Private Banker International Wealth Summit held in Singapore, based on its leading position as an integrated bank and its expertise in serving ultra-high-net-worth clients.

Results detail
The following provides a comparison of our 3Q09 results versus 3Q08 (YoY) and versus 2Q09 (QoQ).
Net revenues
Recurring revenues arise from net interest income, recurring commissions and fees, including performance-based fees, related to assets under management and custody assets, as well as fees for general banking products and services. Transaction-based revenues arise primarily from brokerage and product issuing fees, foreign exchange income from client transactions and other transaction-based income.

YoY: Down 10% from CHF 3,148 million to CHF 2,833 million
The decrease reflected a 14% decline in recurring revenues, mainly driven by lower asset-based commissions and fees and net interest income. The lower asset-based commissions and fees reflected the 5.6% decline in average assets under management and continuing client caution with regards to higher margin managed investment products. Net interest income decreased 8%, driven by significantly lower margins on loans from higher funding costs, with lower volumes, mostly offset by significantly increased margins on deposits with stable volumes. Transaction-based revenues were up 4% as higher integrated solutions revenues, higher brokerage fees and proceeds from the sale of real estate were partially offset by fair value losses of CHF 61 million from the Clock Finance transaction, compared to fair value gains of CHF 7 million in 3Q08, and a decline in foreign exchange income from client transactions and product issuing fees.

QoQ: Down 4% from CHF 2,951 million to CHF 2,833 million
Recurring revenues decreased 3%, due to lower net interest income. Net interest income decreased 7%, mainly due to lower margins on loans from higher funding costs, with stable volumes, partially offset by higher margins on deposits with slightly lower volumes. Asset-based commissions and fees increased slightly, reflecting the 5.3% increase in average assets under management leading to a slight increase in management fees from higher margin managed investment products, and higher safe custody fees from direct investments. Transaction-based revenues decreased 8%, reflecting the seasonal slowdown and significantly lower integrated solutions revenues, compared to a very strong 2Q09, higher fair value losses on the Clock Finance transaction and lower product issuing fees, partly offset by higher brokerage fees and the real estate sales proceeds.

Provision for credit losses
YoY: Up 169% from CHF 13 million to CHF 35 million
Provision for credit losses reflected moderate net provisions of CHF 40 million in Corporate & Institutional Clients and net releases of CHF 5 million in Wealth Management Clients. A substantial part of the new provisions of CHF 115 million and releases of CHF 80 million were related to the Corporate & Institutional Clients loan portfolio. While the credit environment showed some further deterioration, our corporate and institutional loan portfolio has sound quality, relatively low concentrations and is mainly collateralized by mortgages and securities. The Wealth Management Clients loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities.

QoQ: Down 51% from CHF 72 million to CHF 35 million
Provision for credit losses was mainly associated with the corporate and institutional loan portfolio.
Operating expenses
Compensation and benefits
YoY: Stable at CHF 1,131 million
Higher deferred compensation for prior-year awards was offset by lower salaries and benefits. Performance-related compensation was stable.
QoQ: Down 2% from CHF 1,156 million to CHF 1,131 million
Lower salaries and benefits and lower deferred compensation for prior-year awards were offset in part by slightly increased performance-related compensation.
General and administrative expenses
YoY: Down 39% from CHF 1,053 million to CHF 643 million
The decrease mainly reflected lower provisions, as 3Q08 included CHF 310 million related to ARS and other non-credit-related provisions. Most other expense categories were lower, reflecting our cost containment efforts.

QoQ: Up 2% from CHF 633 million to CHF 643 million
The increase reflected higher infrastructure costs, mainly relating to our investments in our international platforms.
Personnel
Headcount at the end of 3Q09 was 24,200, down 500 from 3Q08 and up 200 compared to 2Q09. The net decrease of 150 relationship managers in Wealth Management Clients compared to 3Q08 reflected the talent upgrade of our relationship manager pool mainly in Europe, the Middle East, Asia Pacific and Switzerland, while the number of relationship managers in the Americas increased.

Wealth Management Clients
Net revenues
Recurring
YoY: Down 14% from CHF 2,069 million to CHF 1,782 million
The decrease reflected lower commissions and fees, as average assets under management declined 6.6%, with an even greater decline in higher margin managed investment products. Net interest income decreased 6%, driven by significantly lower margins on loans from higher funding costs, with lower volumes, mostly offset by significantly increased margins on stable deposits.

QoQ: Stable at CHF 1,782 million
The stable revenues mainly reflected the 6% decline in net interest income, offset by higher asset-based commissions and fees. The decrease in net interest income was mainly impacted by lower margins on loans from higher funding costs, with stable volumes, partially offset by higher margins on deposits on slightly lower volumes. Asset-based commissions and fees increased in line with the 5.1% increase in average assets under management, with higher management fees from higher margin managed investment products and safe custody account fees, partially offset by semi-annual performance-based fees booked in 2Q09.

Transaction-based
YoY: Up 18% from CHF 550 million to CHF 647 million
The increase was mainly due to higher integrated solutions revenues, higher brokerage fees and proceeds from the sale of real estate. These revenues were partially offset by lower product issuing fees, reflecting client caution towards higher margin managed investment products, and foreign exchange income from client transactions.

QoQ: Down 7% from CHF 696 million to CHF 647 million
The decrease was mainly driven by significantly lower integrated solutions revenues, compared to a very strong 2Q09, and lower product issuing fees and foreign exchange income from client transactions, reflecting the seasonal slowdown. These declines in revenues were partially offset by higher brokerage fees, reflecting additional trading days in the quarter and increased direct investments in equities and bonds, and proceeds from the sale of real estate.

Gross Margin
Our gross margin was stable at 125 basis points in 3Q09 compared to 3Q08 and ten basis points lower than 2Q09. Compared to 3Q08, the recurring margin in 3Q09 decreased seven basis points. Recurring revenues declined 14%, while average assets under management decreased 6.6%. The decline in recurring revenues reflected lower asset-based commissions and fees, especially from higher margin managed investment products, and lower net interest income, primarily reflecting higher funding costs. The transaction-based margin increased seven basis points, mainly reflecting higher integrated solutions revenues and brokerage fees.

Compared to 2Q09, the recurring margin decreased five basis points. Recurring revenues were stable, while average assets under management increased 5.1%. Recurring revenues included a 6% decline in net interest income, primarily reflecting higher funding costs, mostly offset by higher asset-based commissions and fees. The transaction-based margin decreased five basis points, primarily reflecting significantly lower integrated solutions revenues.

Results - Wealth Management Clients

			in / end of		% change		in / end of	% change

	3Q09	2Q09	3Q08	QoQ	YoY	9M09	9M08	YoY

Statements of operations (CHF million)

Net revenues	2,429	2,501	2,619	(3)	(7)	7,299	8,178	(11)

Provision for credit losses	(5)	13	8	–	–	24	26	(8)

Total operating expenses	1,711	1,729	2,122	(1)	(19)	5,069	5,760	(12)

Income before taxes	723	759	489	(5)	48	2,206	2,392	(8)

Statement of operations metrics (%)

Cost/income ratio	70.4	69.1	81.0	–	–	69.4	70.4	–

Pre-tax income margin	29.8	30.3	18.7	–	–	30.2	29.2	–

Net revenues (CHF million)

Net interest income	881	936	941	(6)	(6)	2,760	2,778	(1)

Non-interest income	1,548	1,565	1,678	(1)	(8)	4,539	5,400	(16)

Net revenues	2,429	2,501	2,619	(3)	(7)	7,299	8,178	(11)

Net revenue detail (CHF million)

Recurring	1,782	1,805	2,069	(1)	(14)	5,412	6,303	(14)

Transaction-based	647	696	550	(7)	18	1,887	1,875	1

Net revenues	2,429	2,501	2,619	(3)	(7)	7,299	8,178	(11)

Gross margin on assets under management (annualized) (bp)

Recurring	92	97	99	–	–	97	100	–

Transaction-based	33	38	26	–	–	34	30	–

Gross margin	125	135	125	–	–	131	130	–

Corporate & Institutional Clients
Net revenues
Net interest income
YoY: Down 12% from CHF 348 million to CHF 305 million
The decrease was due to significantly lower margins on loans from higher funding costs, on stable volumes, mostly offset by significantly increased margins on deposits with slightly lower volumes.
QoQ: Down 11% from CHF 341 million to CHF 305 million
The decrease was due to lower margins on loans from higher funding costs on slightly lower volumes, partially offset by slightly higher margins and volumes on deposits.
Non-interest income
YoY: Down 45% from CHF 181 million to CHF 99 million
The decrease was mainly driven by fair value losses of CHF 61 million on the Clock Finance transaction, compared to fair value gains of CHF 7 million in 3Q08. Excluding the fair value gains and losses on the Clock Finance transaction, non-interest income declined 8%, as lower asset-based commissions and fees were partially offset by higher integrated solutions revenues, brokerage fees and product issuing fees.

QoQ: Down 9% from CHF 109 million to CHF 99 million
The decrease was driven by fair value losses of CHF 61 million on the Clock Finance transaction, compared to fair value losses of CHF 32 million in 2Q09. Excluding the fair value losses on the Clock Finance transaction, non-interest income increased 13%, due to higher brokerage fees and product issuing fees and integrated solutions revenues.

Return on business volume
Return on business volume measures revenues over average business volume, which is comprised of client assets and net loans.
Return on business volume of 77 basis points was ten basis points below 2Q09 and 22 basis points below 3Q08, mainly reflecting lower net revenues from lower net interest income and higher fair value losses on the Clock Finance transaction. Business volume was stable compared to 3Q08, as the increase in assets under management was offset by a decline in commercial assets. Business volume increased from 2Q09, mainly reflecting an increase in assets under management, partly offset by a decrease in net loans.

Excluding the fair value gains/(losses) on the Clock Finance transaction, return on business volume was 88 basis points in 3Q09, 94 basis points in 2Q09 and 98 basis points in 3Q08.
Results - Corporate & Institutional Clients

			in / end of		% change		in / end of	% change

	3Q09	2Q09	3Q08	QoQ	YoY	9M09	9M08	YoY

Statements of operations (CHF million)

Net revenues	404	450	529	(10)	(24)	1,363	1,590	(14)

Provision for credit losses	40	59	5	(32)	–	130	(23)	–

Total operating expenses	220	215	224	2	(2)	645	672	(4)

Income before taxes	144	176	300	(18)	(52)	588	941	(38)

Statement of operations metrics (%)

Cost/income ratio	54.5	47.8	42.3	–	–	47.3	42.3	–

Pre-tax income margin	35.6	39.1	56.7	–	–	43.1	59.2	–

Net revenue (CHF million)

Net interest income	305	341	348	(11)	(12)	992	1,029	(4)

Non-interest income	99	109	181	(9)	(45)	371	561	(34)

Net revenues	404	450	529	(10)	(24)	1,363	1,590	(14)

Net revenue detail (CHF million)

Recurring	396	434	452	(9)	(12)	1,271	1,331	(5)

Transaction-based	8	16	77	(50)	(90)	92	259	(64)

Net revenues	404	450	529	(10)	(24)	1,363	1,590	(14)

Return on business volume (annualized) (bp) [1]

Return on business volume	77	87	99	(11)	(22)	88	99	(11)

Business volume (CHF billion)

Client assets	163.5	153.8	161.9	6	1	163.5	161.9	1

of which assets under management	109.0	101.1	101.2	8	8	109.0	101.2	8

of which commercial assets	48.4	47.7	55.5	1	(13)	48.4	55.5	(13)

of which custody assets	6.1	5.0	5.2	22	17	6.1	5.2	17

Net loans	50.6	52.3	50.8	(3)	0	50.6	50.8	0

Business volume	214.1	206.1	212.7	4	1	214.1	212.7	1

1 Net revenues divided by average business volume.

Investment Banking
We reported income before taxes of CHF 1,746 million in 3Q09 as our client-focused, capital efficient strategy continued to produce strong results, despite a decline in market activity and the seasonal slowdown. Net revenues of CHF 5,046 million were driven by good results in global rates and foreign exchange, cash equities, US leveraged finance, US RMBS secondary trading, prime services and flow and corporate derivatives. We continued to reallocate capital away from exit businesses and into our client and flow-based businesses.

Results

			in / end of		% change		in / end of	% change

	3Q09	2Q09	3Q08	QoQ	YoY	9M09	9M08	YoY

Statements of operations (CHF million)

Net revenues	5,046	6,011	(555)	(16)	–	17,499	2,647	–

Provision for credit losses	18	238	119	(92)	(85)	392	324	21

Compensation and benefits	2,129	2,746	1,450	(22)	47	7,782	5,536	41

General and administrative expenses [1]	852	1,079	742	(21)	15	2,644	2,127	24

Commission expenses	301	293	347	3	(13)	866	992	(13)

Total other operating expenses	1,153	1,372	1,089	(16)	6	3,510	3,119	13

Total operating expenses	3,282	4,118	2,539	(20)	29	11,292	8,655	30

Income/(loss) before taxes	1,746	1,655	(3,213)	5	–	5,815	(6,332)	–

Statement of operations metrics (%)

Cost/income ratio	65.0	68.5	–	–	–	64.5	327.0	–

Pre-tax income margin	34.6	27.5	–	–	–	33.2	–	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	20,235	21,398	29,709	(5)	(32)	21,140	31,091	(32)

Pre-tax return on average utilized economic capital (%) [2]	35.1	31.5	(42.8)	–	–	37.3	(26.7)	–

Number of employees (full-time equivalents)

Number of employees	19,300	18,800	21,200	3	(9)	19,300	21,200	(9)

1 Includes litigation charges/(releases) of CHF 47 million, CHF 383 million, CHF (73) million, CHF 430 million and CHF (207) million in 3Q09, 2Q09, 3Q08, 9M09 and 9M08, respectively. 2 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

			in / end of		% change		in / end of	% change

	3Q09	2Q09	3Q08	QoQ	YoY	9M09	9M08	YoY

Net revenue detail (CHF million) [1]

Debt underwriting	322	236	71	36	354	741	453	64

Equity underwriting	350	301	198	16	77	725	646	12

Total underwriting	672	537	269	25	150	1,466	1,099	33

Advisory and other fees	106	167	318	(37)	(67)	464	1,029	(55)

Total underwriting and advisory	778	704	587	11	33	1,930	2,128	(9)

Fixed income trading	2,465	3,115	(1,096)	(21)	–	9,594	(2,484)	–

Equity trading	1,835	2,208	129	(17)	–	6,367	3,683	73

Total trading	4,300	5,323	(967)	(19)	–	15,961	1,199	–

Other	(32)	(16)	(175)	100	(82)	(392)	(680)	(42)

Net revenues	5,046	6,011	(555)	(16)	–	17,499	2,647	–

Average one-day, 99% Value-at-Risk (CHF million)

Interest rate & credit spread	132	154	138	(14)	(4)	140	156	(10)

Foreign exchange	8	21	14	(62)	(43)	15	24	(38)

Commodity	22	20	32	10	(31)	19	38	(50)

Equity	29	35	69	(17)	(58)	32	68	(53)

Diversification benefit	(97)	(105)	(84)	(8)	15	(87)	(103)	(16)

Average one-day, 99% Value-at-Risk	94	125	169	(25)	(44)	119	183	(35)

Risk-weighted assets (million)

Risk-weighted assets (CHF)	141,882	151,362	216,073	(6)	(34)	141,882	216,073	(34)

Risk-weighted assets (USD)	136,734	139,177	192,707	(2)	(29)	136,734	192,707	(29)

1 Certain reclassifications have been made to prior periods to conform to the current presentation.

Operating environment
Economic conditions improved in 3Q09, with several indicators signaling that economic activity had increased following the severe downturn and that the global economy may recover sooner than expected. Positive data points included improved conditions in financial markets, manufacturing gains in the US, Europe and Asia and an increase in housing sector activity. GDP data released in Europe demonstrated that the Euro-zone’s economic contraction was less severe than had been expected for 2Q09 as Germany and France, the largest economies in the region, returned to growth in that period.

However, optimism regarding the global economic outlook was tempered by concerns that the recovery, which has been fueled by government stimulus measures, may not be sustainable once these measures expire. Both labor and credit markets remained weak, dampening prospects of private demand replacing government stimulus programs as the primary driver of economic growth. In the US, household spending appeared to stabilize despite ongoing job losses, as unemployment in the US reached a 26-year high of 9.8% in September. In addition, credit remained tight during the quarter and loan demand continued to be weak.

The Fed indicated its intention to end its purchase of US government debt by the end of October and to slow the pace of its mortgage-backed securities and housing agency bond purchases, ending the USD 1.45 trillion program by the end of 1Q10, three months later than scheduled. However, it maintained its target for short-term interest rates near zero and continued to anticipate that economic conditions would likely warrant exceptionally low rates for an extended period. Similarly, central banks around the world continued to keep interest rates at historically low levels. The Bank of England injected an additional GBP 50 billion into the UK economy by further expanding its bond-buying program.

Equity markets declined early in July but improved by the end of the month, as better than expected employment data and second quarter earnings led to an increase in investor confidence. Market volatility, as indicated by the VIX, spiked in early July but remained below previous quarter levels. Credit spreads continued to narrow. The US dollar declined against most currencies.

Consistent with the normal seasonal trend of lower third quarter business volumes and activity, equity and fixed income trading volumes declined from 2Q09. Similarly, global debt and equity underwriting volumes decreased from 2Q09. The US dollar volume of global announced M&A declined, despite an increase in activity toward the end of the quarter. Global completed M&A increased from 2Q09.

For further information, refer to I – Credit Suisse results – Operating environment.
Results overview
In 3Q09, income before taxes was CHF 1,746 million, compared to a loss before taxes of CHF 3,213 million in 3Q08 and income before taxes of CHF 1,655 million in 2Q09. Net revenues increased to CHF 5,046 million from negative CHF 555 million in 3Q08, but were lower than 2Q09, reflecting reduced market activity, including the normal seasonal slowdown in many of the flow businesses. During the quarter, we continued to make progress in executing our client-focused, capital efficient strategy and in maintaining market share momentum across products and regions. Our results reflected good performance in our client and flow-based businesses, with a continued focus on winding down our exit businesses. This included a reduction in our remaining CMBS exposure to CHF 3.6 billion. We had minimal losses in our exit businesses, reflecting the reduction in our exposures.

Our key client businesses generated revenues of CHF 4.1 billion, reflecting good results in global rates and foreign exchange, cash equities, US RMBS secondary trading, prime services, flow and corporate derivatives and high grade trading.

Our repositioned businesses had revenues of CHF 1.4 billion for the quarter, driven by good results in US leveraged finance, corporate lending, emerging markets trading and convertibles.
Our revenues included combined net valuation gains of approximately CHF 300 million relating to selected risk exposures in leverage finance, commercial mortgage, residential mortgage and subprime collateralized debt obligations (CDO) businesses that we are repositioning or exiting.

In the first nine months of 2009, our RMBS trading and European and Asian rates businesses benefited from favorable market conditions including high levels of volatility, wide bid/offer spreads and high volumes, although volatility levels have come down and spreads have narrowed from the exceptionally wide levels seen at the beginning of the year. We had significant market share gains in cash equities and prime services over the last 18 months, but revenues over the first nine months of 2009 reflected lower trading and client volumes, lower average equity market pricing and reduced hedge fund leverage. We believe we have a significant opportunity to gain market share in businesses such as global rates and foreign exchange as we build our distribution platforms and enhance our electronic capabilities for clients.

Our results also reflected net fair value losses on Credit Suisse debt of CHF 251 million. For more information, refer to I – Credit Suisse results – Core results.
Compensation expenses of CHF 2,129 million in 3Q09 were higher than 3Q08, reflecting the improved risk-adjusted profitability. We maintained our focus on expense discipline and efficiency improvement. Non-compensation expenses declined 5% from 3Q08 (excluding CHF 73 million relating to the release from the reserve for certain private litigation matters in 3Q08 and litigation charges of CHF 47 million in 3Q09), reflecting cost reduction measures and the favorable foreign exchange translation impact, partly offset by higher professional fees from higher deal activity and the costs of exiting certain businesses. The increase of 12% from 2Q09 (excluding litigation charges of CHF 383 million in 2Q09 and litigation charges of CHF 47 million in 3Q09) was due to IT investment costs and the higher professional fees.

We continued to reallocate capital from our exit businesses to our ongoing businesses. Risk-weighted assets of USD 137 billion declined slightly from 2Q09, however there was a shift in composition to support growth in our client-focused businesses. Average one-day, 99% Value-at-Risk (VaR) decreased 25% compared to 2Q09.

Results were impacted by the weakening of the average rate of the US dollar against the Swiss franc compared to both 3Q08 and 2Q09, which adversely affected revenues and favorably impacted expenses. For more information on foreign currency translation rates, refer to VI – Investor Information.

Performance indicators
Pre-tax income margin (KPI)
Our target over market cycles is a pre-tax income margin of 25% or greater. The pre-tax income margin was 34.6% in 3Q09, not meaningful in 3Q08 and 27.5% in 2Q09.

Value-at-Risk
The average one-day, 99% VaR was CHF 94 million in 3Q09, compared to CHF 169 million in 3Q08 and CHF 125 million in 2Q09. For further information on VaR, refer to IV – Treasury and Risk management – Risk management – Market risk.

Pre-tax return on average utilized economic capital
The pre-tax return on average utilized economic capital was 35.1% in 3Q09, compared to negative 42.8% in 3Q08 and 31.5% in 2Q09.
Risk-weighted assets
Risk-weighted assets declined to USD 137 billion from the end of 2Q09, although there was a shift in business composition. Risk-weighted assets in ongoing businesses increased to USD 119 billion from USD 113 billion as of the end of 2Q09, reflecting our efforts to support growth in these client-focused businesses and reallocate capital from our exit businesses. Risk-weighted assets in exit businesses declined from USD 26 billion as of the end of 2Q09 to USD 18 billion as of the end of 3Q09.

Selected risk exposures

				end of		% change

	3Q09		2Q09	3Q08	QoQ	YoY

Origination-related positions (CHF billion) [1]

Unfunded commitments	0.7		0.3	8.9	133	(92)

Funded positions	0.6		1.0	2.8	(40)	(79)

Equity bridges	0.0		0.0	0.2	–	(100)

Leveraged finance	1.3	[2]	1.3	11.9	0	(89)

Commercial mortgages	3.6	[3]	6.6	12.8	(45)	(72)

Trading book-related positions (CHF billion) [4]

US subprime	0.3		0.4	2.1	(25)	(86)

US Alt-A	0.7		0.3	1.1	133	(36)

US prime	3.9		3.3	0.9	18	333

European/Asian	0.5		1.3	2.7	(62)	(81)

Residential mortgages and subprime CDO	5.4		5.3	6.8	2	(21)

1 Exposures shown gross. 2 Excludes an aggregate of CHF 1.7 billion of fair valued non-recourse term financing for executed transactions. Fair value gains and losses on this term financing are reflected in net valuation adjustments in leveraged finance. Excludes the impact of the PAF transaction of CHF 2.4 billion, of which CHF 1.2 billion consisted primarily of leveraged finance loans and CHF 1.2 billion consisted of assets underlying non-recourse financing. 3 Excludes an aggregate of CHF 3.0 billion of term financing for executed transactions, of which CHF 2.2 billion is non-recourse, and the impact of the PAF transaction of CHF 1.3 billion. 4 Exposures shown net.

Significant transactions and achievements
We executed a number of significant transactions, reflecting the breadth and diversity of our investment banking franchise:
– Debt capital markets: We arranged key financings for a diverse set of clients, including FirstEnergy Corp. (US utility company), New Page Corp. (US coated paper manufacture), Weather Investments SpA (Italian telecommunications company), CNH Global NV (Dutch agricultural and construction equipment manufacture) and the Republic of Italy.

– Equity capital markets: We executed a block trade of UBS AG (Swiss bank) on behalf of the government of Switzerland, an IPO for China Resources Cement Holding Ltd (Chinese cement and concrete producer), an equity offering for BB&T Corporation (US bank), a rights issue for Rio Tinto Group (Anglo-Australian mining and exploration company) and a convertible offering for Intel Corporation (US semiconductor manufacturer).

– Mergers and acquisitions: We advised on a number of key transactions that were announced in 3Q09, including the acquisition by Qatar Holding LLC (Qatar government investment holding company) of a 10% stake in Porsche Automobile Holding SE (German automobile manufacturer) and options in Volkswagen AG (German automobile manufacturer), the sale by Merck & Co., Inc. (US pharmaceutical company) of its 50% interest in Merial Ltd. (UK animal health company) to Sanofi-Aventis SA (French pharmaceutical company), the acquisition by Resolution Ltd. (UK insurance buyout fund) of Friends Provident Group Plc (UK life insurance company), the acquisition by Warner Chilcott Plc (US specialty pharmaceutical company) of Procter & Gamble Co.’s (US consumer goods company) pharmaceuticals business and the acquisition by Advanced Technology Investment Co. LLC (United Arab Emirates government investment company) of Chartered Semiconductor Manufacturing Ltd. (Singapore semiconductor manufacturer).

Industry awards
– Credit Suisse was awarded “ECM Deal of the Quarter” by Financial News Report: Investment Banking Quarterly for IPIC’s sale of its 11% stake in Barclays, on which we acted as advisor and bookrunner. We were also awarded “M&A Deal of the Quarter” for our advisory work on Centrica’s acquisition of a 20% stake in British Energy from EDF Group.

– Credit Suisse was awarded “Best Innovation of the Year” for our PAF compensation model by The Banker. We were also awarded “Best Investment Bank from Western Europe”, “Most Innovative in Bonds” and “Most Innovative in Asset and Liability Management”.

– Credit Suisse was awarded “Best Algorithms” and “Best Smart Order Routing” by AsianInvestor in its 2009 Service Provider Awards for trading and execution. These awards highlight our Advanced Execution Services product, which provides a suite of fully automated trading strategies, tools and analytics that help our institutional and hedge fund clients worldwide reduce market impact, improve performance and add consistency to their trading process.

Market share momentum
– Credit Suisse was ranked number one by Tradeweb in RMBS pass-through trading, with 19% market share for 9M09.
– In a recent survey of credit investors in the US conducted by Greenwich Associates, Credit Suisse was ranked number two in the Top 3 Dealer category with all credit investors for leveraged loans, and number two in high yield credit and distressed debt.

– Credit Suisse was ranked number one by Thomson in Latin America completed M&A wallet share for 9M09.
– Credit Suisse was ranked number one in terms of market share in US cash products in a recent survey conducted by a leading market share analysis provider.
– Credit Suisse equity derivatives ranked number one by Greenwich Associates in gains as an important provider of flow derivatives for the second consecutive year in its 2009 equity derivatives survey for North America. Credit Suisse also ranked second in important flow relationships, and second in quality of flow derivative coverage, with the largest improvement of any major competitor.

– Credit Suisse ranked number one in Greenwich Associates’ annual European Convertibles survey for the fifth consecutive year.
– Credit Suisse ranked number one in the benchmark International Securities Finance synthetic financing survey. Our prime services’ swaps offering was recognized as “Best Overall” in the survey, in which hedge funds worldwide ranked their top swaps providers, and swept the number one ranking in all ten categories.

Results detail
The following provides a comparison of our 3Q09 results versus 3Q08 (YoY) and versus 2Q09 (QoQ).
Net revenues
Debt underwriting
YoY: Up 354% from CHF 71 million to CHF 322 million
The increase was primarily due to strong results in leveraged finance, which reflected an increase in industry-wide issuance and fee revenues in 3Q09 compared to fee losses in 3Q08. In addition, we had higher revenues from investment grade debt issuance, driven by higher industry-wide issuance volumes.

QoQ: Up 36% from CHF 236 million to CHF 322 million
The increase was due to higher revenues from leveraged finance due to fee revenues in 3Q09 compared to fee losses in 2Q09. These results were partially offset by a decline in revenues from investment-grade debt issuance, driven by lower industry-wide issuance volumes and a decline in market share.

Equity underwriting
YoY: Up 77% from CHF 198 million to CHF 350 million
The increase was driven by higher levels of industry-wide issuance volumes, compared to the very low levels in 3Q08, and higher market share in rights offerings.
QoQ: Up 16% from CHF 301 million to CHF 350 million
The increase was driven by higher levels of industry-wide IPO issuance and higher market share in rights offerings.
Advisory and other fees
YoY: Down 67% from CHF 318 million to CHF 106 million
The decrease was in line with lower levels of global industry-wide M&A activity over the past several quarters, combined with a decline in completed M&A market share.
QoQ: Down 37% from CHF 167 million to CHF 106 million
The decrease was due to a decline in completed M&A market share.
Fixed income trading
YoY: Up from CHF (1,096) million to CHF 2,465 million
The increase was primarily driven by strong revenues from our leveraged finance business reflecting higher activity levels and net valuation gains compared to net valuation reductions of CHF 678 million in 3Q08. We also reported revenues in our corporate lending business compared to losses of CHF 922 million in 3Q08, and significantly lower net valuation reductions in CMBS compared to net valuation reductions of CHF 1,006 million in 3Q08. We had higher revenues from US RMBS, with increases in both our agency and non-agency businesses. Results included net valuation gains in RMBS and CDO compared to net valuation losses of CHF 552 million in 3Q08. We had revenues in 3Q09 compared to losses in 3Q08 in our commodities, emerging markets trading and fixed income proprietary trading businesses. Our 3Q08 results also reflected net valuation reductions of CHF 367 million resulting from our investments in the preferred shares and hybrid capital securities of certain financial institutions, exit business positions which have been substantially reduced since 3Q08. The increase in revenues was partially offset by net fair value losses on Credit Suisse debt of CHF 226 million, compared to fair value gains of CHF 1,688 million in 3Q08. We also had lower revenues in high grade trading and life finance.

QoQ: Down 21% from CHF 3,115 million to CHF 2,465 million
The decrease was primarily due to a decline in revenues in our global rates and foreign exchange, emerging markets, corporate lending, high grade trading, US RMBS agency and commodities businesses. The decline in global rates and foreign exchange was driven by lower revenues in Europe and US interest rate products compared to 2Q09, primarily due to lower levels of volatility resulting in a decline in trading opportunities and a seasonal slowdown in activity. These results were partially offset by higher revenues in our US RMBS non-agency business and lower losses in our exit businesses, including CMBS. Results also reflected net fair value losses on Credit Suisse debt of CHF 226 million compared to CHF 242 million in 2Q09.

Equity trading
YoY: Up from CHF 129 million to CHF 1,835 million
The increase was primarily driven by revenues from trading strategies and convertibles compared to significant losses in 3Q08. In 3Q08, we incurred losses of CHF 706 million in convertibles, reflecting the severe impact of the temporary restrictions on short sales of financial institution stocks, as well as losses of CHF 469 million in long/short and CHF 140 million in event and risk arbitrage strategies, businesses we have exited. We also had higher revenues in cash equities across most regions outside the US and in our prime services and derivatives businesses. These results were partially offset by net fair value losses of CHF 25 million on Credit Suisse debt compared to fair value gains of CHF 188 million in 3Q08.

QoQ: Down 17% from CHF 2,208 million to CHF 1,835 million
The decrease reflected lower revenues in cash equities, particularly in Europe, driven by a seasonal decline in trading volumes. In addition, we had lower revenues in trading strategies, also reflecting normal seasonal trends, and net fair value losses on Credit Suisse debt of CHF 25 million in 3Q09 compared to CHF 27 million in 2Q09.

Other
YoY: From CHF (175) million to CHF (32) million
The improvement primarily reflected valuation losses of CHF 124 million on our leveraged finance bridge commitments recorded in 3Q08.
QoQ: From CHF (16) million to CHF (32) million
The increased losses were due to integrated solutions payments, partially offset by revenues from private equity investments not managed as part of Asset Management.
Provision for credit losses
YoY: Down 85% from CHF 119 million to CHF 18 million
The decrease was due to lower provisions relating to a guarantee provided to a third-party bank and releases and recoveries.
QoQ: Down 92% from CHF 238 million to CHF 18 million
The decrease was due to provisions in 2Q09 against a single borrower in our emerging markets business, and lower provisions in 3Q09 against a guarantee provided in a prior year to a third party bank compared to 2Q09, as well as releases and recoveries in 3Q09.

Operating expenses
Compensation and benefits
YoY: Up 47% from CHF 1,450 million to CHF 2,129 million
The increase was primarily due to higher performance-related compensation reflecting improved risk-adjusted profitability. In 3Q08, we recorded a nominal performance-related compensation accrual.
QoQ: Down 22% from CHF 2,746 million to CHF 2,129 million
The decrease was primarily due to lower performance-related compensation reflecting risk-adjusted profitability.
General and administrative expenses
YoY: Up 15% from CHF 742 million to CHF 852 million
The increase mainly reflected higher expense provisions due to a release from our reserve for certain private litigation matters of CHF 73 million in 3Q08, compared to litigation charges of CHF 47 million in 3Q09. Excluding these litigation releases and charges, expenses were flat, as higher legal, consulting and service fees from higher deal activity and the execution of asset sales in our exit businesses were offset by a decline in travel and entertainment and recruitment expenses.

QoQ: Down 21% from CHF 1,079 million to CHF 852 million
The decrease reflected litigation charges of CHF 383 million in 2Q09, of which CHF 344 million related to the settlement of litigation with Huntsman, compared to litigation charges of CHF 47 million in 3Q09. Excluding these litigation charges, expenses increased 16%, primarily reflecting IT investment costs as well as the higher legal, consulting and service fees.

Personnel
Headcount at the end of 3Q09 was 19,300, up 500 from 2Q09 driven by seasonal recruitment in fixed income, equities and investment banking as well as an increase in IT professionals reflecting our investment in infrastructure in client-focused businesses.

Asset Management
In 3Q09, we recorded income before taxes of CHF 311 million. We successfully completed the sale of part of our traditional investment strategies business to Aberdeen Asset Management, resulting in a gain of CHF 207 million. Investment-related gains of CHF 97 million contributed to the improved result. Asset management fees and net new assets improved from the previous quarter.

Results

			in / end of		% change		in / end of	% change

	3Q09	2Q09	3Q08	QoQ	YoY	9M09	9M08	YoY

Statements of operations (CHF million)

Net revenues	765	434	374	76	105	1,205	988	22

Provision for credit losses	0	0	0	–	–	0	0	–

Compensation and benefits	286	223	305	28	(6)	826	977	(15)

General and administrative expenses	123	127	137	(3)	(10)	397	419	(5)

Commission expenses	45	29	41	55	10	106	121	(12)

Total other operating expenses	168	156	178	8	(6)	503	540	(7)

Total operating expenses	454	379	483	20	(6)	1,329	1,517	(12)

Income/(loss) before taxes	311	55	(109)	465	–	(124)	(529)	(77)

Statement of operations metrics (%)

Cost/income ratio	59.3	87.3	129.1	–	–	110.3	153.5	–

Pre-tax income margin	40.7	12.7	(29.1)	–	–	(10.3)	(53.5)	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	3,379	3,437	3,486	(2)	(3)	3,430	3,227	6

Pre-tax return on average utilized economic capital (%) [1]	37.8	7.5	(11.2)	–	–	(3.7)	(20.5)	–

Number of employees (full-time equivalents)

Number of employees	3,100	3,200	3,700	(3)	(16)	3,100	3,700	(16)

1 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

			in		% change		in	% change

	3Q09	2Q09	3Q08	QoQ	YoY	9M09	9M08	YoY

Net revenue detail by type (CHF million)

Asset management fees	362	344	407	5	(11)	1,020	1,183	(14)

Placement fees	2	8	35	(75)	(94)	19	100	(81)

Performance fees and carried interest	22	11	29	100	(24)	22	57	(61)

Equity participations and joint ventures	247	74	39	234	–	348	193	80

Securities purchased from our money market funds	42	41	(36)	2	–	62	(523)	–

Investment-related gains/(losses)	97	(28)	(109)	–	–	(318)	(61)	421

Other revenues	(7)	(16)	9	(56)	–	52	39	33

Net revenues	765	434	374	76	105	1,205	988	22

Net revenue detail by line of business (CHF million)

Private equity	51	68	116	(25)	(56)	171	274	(38)

Real estate	64	53	86	21	(26)	177	223	(21)

Credit strategies	25	20	26	25	(4)	64	77	(17)

Liquid strategies [1]	71	62	50	15	42	175	167	5

Other	2	(1)	17	–	(88)	4	27	(85)

Alternative investment strategies	213	202	295	5	(28)	591	768	(23)

Multi-asset class solutions	119	110	186	8	(36)	357	564	(37)

Other	47	35	(1)	34	–	165	47	251

Traditional investment strategies	166	145	185	14	(10)	522	611	(15)

Equity participations and joint ventures [2]	247	74	39	234	–	348	193	80

Securities purchased from our money market funds	42	41	(36)	2	–	62	(523)	–

Net revenues before investment-related gains/(losses)	668	462	483	45	38	1,523	1,049	45

Investment-related gains/(losses)	97	(28)	(109)	–	–	(318)	(61)	421

Net revenues	765	434	374	76	105	1,205	988	22

Gross and net margin on assets under management (annualized) (bp)

Gross margin before investment-related gains/(losses) [3]	63	45	38	–	–	49	26	–

Gross margin [3]	72	42	29	–	–	39	25	–

Net margin (pre-tax)	29	5	(8)	–	–	(4)	(13)	–

1 Includes multi-manager hedge funds, single-manager hedge fund strategies and index strategies. Prior periods have been restated to conform to the current presentation. 2 Includes Asset Management Finance Corporation, Hedging-Griffo, Credit Suisse (Brazil) and Aberdeen Asset Management. 3 Includes gains on shares received from the Aberdeen transaction of CHF 207 million, CHF 21 million and CHF 228 million in 3Q09, 2Q09 and 9M09, respectively.

Operating environment
The operating environment improved in 3Q09. Financial market sentiment strengthened worldwide, but concerns were expressed about the sustainability of the economic recovery. Major global market indices gained 14% to 21% with the MSCI World Index increasing 17%. Interest rates remained low and credit spreads generally narrowed. Credit markets rallied, with the Markit CDX North American Investment Grade Index breaking the 100 basis point level for the first time since 2008. Emerging markets were generally stronger, with the MSCI emerging markets index up 20% in 3Q09, compared to 34% in 2Q09. China’s Shanghai Composite Index was one of the few emerging market indices to fall in 3Q09, down 6% after gaining almost 63% in the first half of the year. While risk appetite and demand for credit and equity products increased, investors remained cautious about illiquid, long-term asset classes. In 3Q09, global private equity fundraising continued to be low.

Regulatory scrutiny of investment advisors continued to be high in 3Q09. Rules were proposed that would prohibit investment advisors from paying third parties, including placement agents, to solicit government clients such as public pension funds, contributing to the challenging environment in this sector.

Average hedge fund performance was 6.9% in 3Q09 and 17.1% for the first nine months of the year, according to the HFRI Fund Weighted Composite Index. Capital flows continued to return to the hedge fund industry.

The real estate sector continued to stabilize globally in 3Q09.
In commodity markets, overall demand increased, reflecting the improving global economy and overall declining inventories, however, performance for commodities was mixed. Oil prices traded at USD 70 per barrel at the end of 3Q09, unchanged from the end of 2Q09, while the Commodity Research Bureau index of 19 industrial and agricultural commodities increased 3.8%. Gold saw record highs at the end of 3Q09.

For further information, refer to I – Credit Suisse results – Operating environment.
Results overview
In 3Q09, income before taxes was CHF 311 million, compared to a loss of CHF 109 million in 3Q08. Investment-related gains were CHF 97 million, compared to losses of CHF 109 million in 3Q08, primarily reflecting unrealized gains in credit strategies and private equity.

During the quarter, we continued to implement our strategy to focus on our target business segments of alternative investment strategies and asset allocation products and solutions for institutional and private clients, and we completed the sale of part of our traditional investment strategies business to Aberdeen Asset Management. We fully exited from the US money market mutual funds business, and we halved our balance sheet exposure to securities purchased from our money market funds. As of the end of 3Q09, the fair value of our balance sheet exposure to securities purchased from our money market funds was CHF 252 million, down CHF 279 million, or 53%, from 2Q09, and gains were CHF 42 million, compared to a loss of CHF 36 million in 3Q08. On October 1, we sold our stake in a joint venture with PKO Bank Polski and will record a gain of CHF 45 million in 4Q09. We continued to strengthen investment performance, particularly in our asset allocation product suite, and we drove cost efficiencies.

Compared to 3Q08, net revenues of CHF 765 million were up CHF 391 million and net revenues before securities purchased from our money market funds and investment-related gains/(losses) of CHF 626 million were up CHF 107 million, primarily reflecting the CHF 207 million gain on shares received from the completion of the Aberdeen transaction, partially offset by a decline in fees on lower average assets under management and lower placement fees. Asset management fees of CHF 362 million were down CHF 45 million, as average assets under management decreased 17.4% over the period. Asset management fees in alternative investment strategies declined 11%, primarily in real estate and liquid strategies. Placement fees of CHF 2 million were down CHF 33 million, reflecting the difficult capital raising conditions in private equity and real estate. Performance fees and carried interest of CHF 22 million were down CHF 7 million, as lower fees in private equity were partially offset by higher fees in liquid strategies. Equity participations and joint venture revenues of CHF 247 million were up CHF 208 million, reflecting the Aberdeen transaction gain.

We continued to focus on cost management. Total operating expenses declined 6% compared to 3Q08, mainly due to lower compensation and benefits.
Compared to 2Q09, our results reflected an increasing asset base, improved performance and our focus on our core alternative investment and asset allocation businesses. Asset management fees increased in multi-asset class solutions and other traditional investment strategies, partially offset by a decline in alternative investments strategies.

Assets under management were CHF 427.9 billion, down CHF 63.3 billion, or 12.9%, compared to 3Q08, primarily reflecting net asset outflows, adverse foreign exchange-related movements, negative market performance and the closure of certain US money market funds. Compared to 2Q09, assets under management increased 4.2%, as positive market performance and net new assets were partially offset by adverse foreign exchange-related movements. Net new assets of CHF 3.9 billion included inflows of CHF 3.9 billion in multi-asset class solutions, CHF 2.0 billion in Swiss advisory and CHF 1.4 billion in alternative investment strategies, partially offset by outflows of CHF 3.4 billion in money market assets.

Results before securities purchased from our money market funds

			in		% change		in	% change

	3Q09	2Q09	3Q08	QoQ	YoY	9M09	9M08	YoY

Statements of operations (CHF million)

Net revenues before investment-related gains/(losses)	626	421	519	49	21	1,461	1,572	(7)

Investment-related gains/(losses)	97	(28)	(109)	–	–	(318)	(61)	421

Net revenues	723	393	410	84	76	1,143	1,511	(24)

Provision for credit losses	0	0	0	–	–	0	0	–

Compensation and benefits	286	223	305	28	(6)	826	977	(15)

Total other operating expenses	168	156	178	8	(6)	503	540	(7)

Total operating expenses	454	379	483	20	(6)	1,329	1,517	(12)

Income/(loss) before taxes	269	14	(73)	–	–	(186)	(6)	–

Statement of operations metrics (%)

Cost/income ratio	62.8	96.4	117.8	–	–	116.3	100.4	–

Pre-tax income margin	37.2	3.6	(17.8)	–	–	(16.3)	(0.4)	–

Gross and net margin on assets under management (annualized) (bp)

Gross margin before investment-related gains/(losses) [1]	59	41	41	–	–	47	39	–

Gross margin [1]	68	38	32	–	–	37	38	–

Net margin (pre-tax)	25	1	(6)	–	–	(6)	0	–

Management believes that results before securities purchased from our money market funds is meaningful as it more appropriately reflects the performance of the ongoing business.
1 Includes gains on shares received from the Aberdeen transaction of CHF 207 million, CHF 21 million and CHF 228 million in 3Q09, 2Q09 and 9M09, respectively.

Gains/(losses) on securities purchased from our money market funds

			in		% change		in	% change

	3Q09	2Q09	3Q08	QoQ	YoY	9M09	9M08	YoY

Gains/(losses) (CHF million)

Realized gains/(losses)	4	(32)	(1)	–	–	(39)	(98)	(60)

Unrealized gains/(losses)	44	70	(38)	(37)	–	92	(597)	–

Net gains/(losses) [1]	48	38	(39)	26	–	53	(695)	–

Other [2,3]	(6)	3	3	–	–	9	172	(95)

Securities purchased from our money market funds	42	41	(36)	2	–	62	(523)	–

1 Includes net interest income. 2 Includes hedging gains/(losses) of CHF (13) million, CHF (3) million, CHF 3 million, CHF (1) million and CHF 172 million in 3Q09, 2Q09, 3Q08, 9M09 and 9M08, respectively. 3 Includes cash infusions/(refunds) and costs associated with the closing of our money market funds of CHF (7) million, CHF (6) million and CHF (10) million in 3Q09, 2Q09 and 9M09, respectively.

Movements of securities purchased from our money market funds

	Fair value end of 2Q09	Purchased	Net gains	Sold	Matured/ restruc- tured	Foreign exchange	Fair value end of 3Q09

CP, bonds and other securities issued by (CHF million)

Structured investment vehicles	275	0	39	0	(51)	(11)	252

Asset-backed securities vehicles	44	0	3	(46)	0	(1)	0

Corporates	212	0	6	(212)	0	(6)	0

Total	531	0	48	(258)	(51)	(18)	252

Performance indicators
Pre-tax income margin (KPI)
Our target over market cycles is a pre-tax income margin above 40%. The pre-tax income margin was 40.7% in 3Q09, compared to negative 29.1% in 3Q08 and 12.7% in 2Q09. The pre-tax income margin before securities purchased from our money market funds and investment-related gains/(losses) was 27.5%, compared to 6.9% in 3Q08 and 10.0% in 2Q09.

Net new asset growth rate
In 3Q09, the rolling four-quarter average growth rate was negative 5.0%, compared to negative 11.4% in 3Q08 and negative 8.4% in 2Q09. The annualized quarterly growth rate was 3.8%, compared to negative 11.2% in 3Q08 and negative 4.0% in 2Q09.

Gross margin
The gross margin on assets under management was 72 basis points in 3Q09, compared to 29 basis points in 3Q08 and 42 basis points in 2Q09. The gross margin on assets under management before securities purchased from our money market funds and private equity and other investment-related gains/(losses) was 59 basis points in 3Q09, compared to 41 basis points in 3Q08 and 2Q09, and further excluding the gains from the Aberdeen transaction was 40 basis points in 3Q09 and 39 basis points in 2Q09.

Assets under management - Asset Management

			in / end of		% change		in / end of	% change

	3Q09	2Q09	3Q08	QoQ	YoY	9M09	9M08	YoY

Assets under management (CHF billion)

Private equity	31.6	34.5	41.0	(8.4)	(22.9)	31.6	41.0	(22.9)

Real estate	34.1	34.6	38.0	(1.4)	(10.3)	34.1	38.0	(10.3)

Credit strategies	15.5	14.6	19.3	6.2	(19.7)	15.5	19.3	(19.7)

Liquid strategies [1]	63.2	57.7	61.5	9.5	2.8	63.2	61.5	2.8

Other	4.0	2.3	3.8	73.9	5.3	4.0	3.8	5.3

Alternative investment strategies	148.4	143.7	163.6	3.3	(9.3)	148.4	163.6	(9.3)

Multi-asset class solutions	176.3	165.6	187.2	6.5	(5.8)	176.3	187.2	(5.8)

Other	82.8	82.2	119.6	0.7	(30.8)	82.8	119.6	(30.8)

Traditional investment strategies	259.1	247.8	306.8	4.6	(15.5)	259.1	306.8	(15.5)

Equity participations and joint ventures [2]	20.4	19.2	20.8	6.3	(1.9)	20.4	20.8	(1.9)

Assets under management	427.9	410.7	491.2	4.2	(12.9)	427.9	491.2	(12.9)

Assets under management by currency (CHF billion)

USD	102.7	107.1	140.4	(4.1)	(26.9)	102.7	140.4	(26.9)

EUR	60.9	54.5	64.2	11.7	(5.1)	60.9	64.2	(5.1)

CHF	239.0	224.0	252.6	6.7	(5.4)	239.0	252.6	(5.4)

Other	25.3	25.1	34.0	0.8	(25.6)	25.3	34.0	(25.6)

Assets under management	427.9	410.7	491.2	4.2	(12.9)	427.9	491.2	(12.9)

Growth in assets under management (CHF billion)

Net new assets	3.9	(4.1)	(14.4)	–	–	(3.7)	(42.2)	–

Other effects	13.3	9.1	(8.0)	–	–	20.1	(66.0)	–

of which market movements	18.6	18.3	(18.4)	–	–	24.0	(45.4)	–

of which currency	(4.8)	(3.2)	12.0	–	–	2.5	(8.6)	–

of which other	(0.5)	(6.0)	(1.6)	–	–	(6.4)	(12.0)	–

Growth in assets under management	17.2	5.0	(22.4)	–	–	16.4	(108.2)	–

Growth in assets under management (annualized) (%)

Net new assets	3.8	(4.0)	(11.2)	–	–	(1.2)	(9.4)	–

Other effects	13.0	9.0	(6.2)	–	–	6.5	(14.7)	–

Growth in assets under management	16.8	5.0	(17.4)	–	–	5.3	(24.1)	–

Growth in assets under management (rolling four-quarter average) (%)

Net new assets	(5.0)	(8.4)	(11.4)	–	–	–	–	–

Other effects	(7.8)	(11.6)	(9.9)	–	–	–	–	–

Growth in assets under management (rolling four-quarter average)	(12.8)	(20.0)	(21.3)	–	–	–	–	–

Principal investments (CHF billion)

Principal investments	3.7	3.7	4.7	0.0	(21.3)	3.7	4.7	(21.3)

Excludes assets under management relating to the sale of part of our traditional investment strategies business. Prior periods have been restated to conform to the current presentation.
1 Includes multi-manager hedge funds, single-manager hedge fund strategies and index strategies. 2 Includes Hedging-Griffo and Credit Suisse (Brazil).

Initiatives and achievements
– ICBC Credit Suisse Asset Management Co. Ltd., our asset management joint venture in China, has successfully launched its first exchange traded fund (ETF), which tracks the Shanghai Stock Exchange central state-owned enterprises 50 Index. This ETF is the first state-owned enterprise index to be listed on the Shanghai Stock Exchange, with the IPO raising approximately RMB 4.5 billion (CHF 0.7 billion) from investors in China.

– We announced the expansion of our existing Swiss ETF range, known as Credit Suisse Xmtch, with the launch of 16 new funds on a variety of global equity and bond indices. We are the largest ETF provider in Switzerland, measured by turnover, with CHF 7 billion in assets under management in our Xmtch ETF products.

– Global Infrastructure Partners (GIP), our asset management joint venture with General Electric, and El Paso Corporation (El Paso) entered into a joint venture to construct, own and operate a natural gas pipeline that will transport gas from the Rocky Mountain supply region to US west coast markets. Upon completion of construction expected in 2011, each of GIP and El Paso will own 50% of the equity.

– We launched an equity fund that invests in A-shares listed on the Shanghai and Shenzhen stock exchanges, raising almost USD 200 million.
Results detail
The following provides a comparison of our 3Q09 results versus 3Q08 (YoY) and versus 2Q09 (QoQ).
Net revenues
Net revenues before investment-related gains/(losses) include asset management fees (including fees from fund administration services), performance-based fees and carried interest, placement fees, revenues from joint ventures and strategic collaborations and realized and unrealized gains and losses on securities purchased from our money market funds. Investment-related gains/(losses) include realized and unrealized gains and losses and net interest and dividend income on investments.

Alternative investment strategies
YoY: Down 28% from CHF 295 million to CHF 213 million
The decrease was mainly due to higher allocated funding costs, primarily in private equity, lower placement fees in private equity and real estate, reflecting the difficult fundraising conditions, and lower asset management fees, mainly in real estate and liquid strategies, reflecting the decline in average assets under management. Performance fees and carried interest were down, as lower fees in private equity were mostly offset by higher fees in liquid strategies relating to the PAF. 3Q08 results included CHF 49 million in losses from our investment in Ospraie, a private equity management company.

QoQ: Up 5% from CHF 202 million to CHF 213 million
The increase was mainly due to the higher performance fees in liquid strategies and improved performance in proprietary positions in our leveraged corporate investment business, partially offset by lower asset management and placement fees.

Traditional investment strategies
YoY: Down 10% from CHF 185 million to CHF 166 million
The decrease was mainly due to lower asset management fees across most multi-asset class solutions products due to lower average assets under management, partially offset by increased fees from fund administration and our Luxembourg-based funds.

QoQ: Up 14% from CHF 145 million to CHF 166 million
The increase was mainly due to higher asset management fees from multi-asset class solutions and fees from fund administration.
Equity Participations and joint ventures
YoY: Up from CHF 39 million to CHF 247 million
The increase was mainly due to the CHF 207 million gain from the Aberdeen transaction.
QoQ: Up 234% from CHF 74 million to CHF 247 million
The increase was mainly due to the gain from the Aberdeen transaction, partially offset by lower performance fees from Hedging-Griffo, which accrue semi-annually.
Investment-related gains/(losses)
YoY: Up from CHF (109) million to CHF 97 million
The increase was mainly due to unrealized gains and lower unrealized losses in credit strategies and private equity investments, mainly in the pharmaceutical and financial services sectors, reflecting positive performance in distressed debt and public portfolio companies.

QoQ: Up from CHF (28) million to CHF 97 million
The increase was mainly due to unrealized gains and lower unrealized losses in private equity investments, mainly in the real estate, pharmaceutical and financial services sectors, reflecting positive performance from public portfolio companies, partially offset by unrealized losses and lower unrealized gains in private equity investments in the energy sector and in commodities.

Operating expenses
Compensation and benefits
YoY: Down 6% from CHF 305 to CHF 286 million
The decrease was mainly due to lower salaries and benefits and lower deferred compensation relating to prior-year share awards, partially offset by higher severance costs.
QoQ: Up 28% from CHF 223 million to CHF 286 million
The increase was mainly due to higher deferred compensation relating to prior-year share awards, mainly to the private funds group, severance costs and performance-related compensation.
General and administrative expenses
YoY: Down 10% from CHF 137 million to CHF 123 million
The decrease was mainly due to lower expenses across most categories, reflecting our focus on cost management, and lower litigation provisions.
QoQ: Down 3% from CHF 127 million to CHF 123 million
The decrease was mainly due to lower litigation provisions.
Personnel
In 3Q09, headcount was down 600 from 3Q08, mainly due to the Aberdeen transaction, and down 100 from 2Q09.

Overview of results and assets under management
Results
Assets under management
Results

			Private Banking			Investment Banking			Asset Management					Corporate Center				Core Results	[1]			Noncontrolling Interests without SEI			Credit Suisse

in / end of period	3Q09	2Q09	3Q08	3Q09	2Q09	3Q08	3Q09	2Q09	3Q08	3Q09		2Q09		3Q08		3Q09	2Q09	3Q08		3Q09	2Q09	3Q08	3Q09	2Q09	3Q08

Statements of operations (CHF million)

Net revenues	2,833	2,951	3,148	5,046	6,011	(555)	765	434	374	273		(786)		56		8,917	8,610	3,023		953	(7)	(339)	9,870	8,603	2,684

Provision for credit losses	35	72	13	18	238	119	0	0	0	0		0		(1)		53	310	131		0	0	0	53	310	131

Compensation and benefits	1,131	1,156	1,122	2,129	2,746	1,450	286	223	305	280		220		64		3,826	4,345	2,941		15	20	10	3,841	4,365	2,951

General and administrative expenses	643	633	1,053	852	1,079	742	123	127	137	302		50		(18)		1,920	1,889	1,914		15	30	16	1,935	1,919	1,930

Commission expenses	157	155	171	301	293	347	45	29	41	(5)		25		(21)		498	502	538		0	0	0	498	502	538

Total other operating expenses	800	788	1,224	1,153	1,372	1,089	168	156	178	297		75		(39)		2,418	2,391	2,452		15	30	16	2,433	2,421	2,468

Total operating expenses	1,931	1,944	2,346	3,282	4,118	2,539	454	379	483	577		295		25		6,244	6,736	5,393		30	50	26	6,274	6,786	5,419

Income/(loss) from continuing operations before taxes	867	935	789	1,746	1,655	(3,213)	311	55	(109)	(304)		(1,081)		32		2,620	1,564	(2,501)		923	(57)	(365)	3,543	1,507	(2,866)

Income tax expense/(benefit)	–	–	–	–	–	–	–	–	–	–		–		–		427	(34)	(1,263)		0	0	0	427	(34)	(1,263)

Income/(loss) from continuing operations	–	–	–	–	–	–	–	–	–	–		–		–		2,193	1,598	(1,238)		923	(57)	(365)	3,116	1,541	(1,603)

Income from discontinued operations	–	–	–	–	–	–	–	–	–	–		–		–		188	13	6		0	0	0	188	13	6

Net income/(loss)	–	–	–	–	–	–	–	–	–	–		–		–		2,381	1,611	(1,232)		923	(57)	(365)	3,304	1,554	(1,597)

Less net income/(loss) attributable to noncontrolling interests	–	–	–	–	–	–	–	–	–	–		–		–		27	40	29		923	(57)	(365)	950	(17)	(336)

Net income/(loss) attributable to shareholders	–	–	–	–	–	–	–	–	–	–		–		–		2,354	1,571	(1,261)		–	–	–	2,354	1,571	(1,261)

Statement of operations metrics (%)

Cost/income ratio	68.2	65.9	74.5	65.0	68.5	–	59.3	87.3	129.1	–		–		–		70.0	78.2	178.4		–	–	–	63.6	78.9	201.9

Pre-tax income margin	30.6	31.7	25.1	34.6	27.5	–	40.7	12.7	(29.1)	–		–		–		29.4	18.2	(82.7)		–	–	–	35.9	17.5	(106.8)

Effective tax rate	–	–	–	–	–	–	–	–	–	–		–		–		16.3	(2.2)	50.5		–	–	–	12.1	(2.3)	44.1

Income margin from continuing operations	–	–	–	–	–	–	–	–	–	–		–		–		24.6	18.6	(41.0)		–	–	–	31.6	17.9	(59.7)

Net income margin	–	–	–	–	–	–	–	–	–	–		–		–		26.4	18.2	(41.7)		–	–	–	23.9	18.3	(47.0)

Utilized economic capital and return

Average utilized economic capital (CHF million)	6,856	6,892	6,834	20,235	21,398	29,709	3,379	3,437	3,486	418	[2]	(835)	[2]	125	[2]	30,871	30,877	40,130		–	–	–	30,871	30,877	40,130

Pre-tax return on average utilized economic capital (%) [3]	51.0	54.6	46.8	35.1	31.5	(42.8)	37.8	7.5	(11.2)	–		–		–		34.5	20.9	(24.4)		–	–	–	46.5	20.1	(28.0)

Balance sheet statistics (CHF million)

Total assets	350,867	367,693	394,644	846,960	883,014	1,180,743	19,484	16,557	24,210	(166,723)		(188,171)		(224,117)		1,050,588	1,079,093	1,375,480		13,620	13,811	18,119	1,064,208	1,092,904	1,393,599

Net loans	176,094	175,878	187,234	66,100	67,278	61,308	–	–	–	(8)		35		117		242,186	243,191	248,659		–	–	–	242,186	243,191	248,659

Goodwill	789	804	833	6,879	7,141	7,424	1,644	1,664	2,412	–		–		–		9,312	9,609	10,669		–	–	–	9,312	9,609	10,669

Number of employees (full-time equivalents)

Number of employees	24,200	24,000	24,700	19,300	18,800	21,200	3,100	3,200	3,700	800		700		700		47,400	46,700	50,300		–	–	–	47,400	46,700	50,300

1 Core Results include the results of our integrated banking business, excluding revenues and expenses in respect of noncontrolling interests without significant economic interest. 2 Includes diversification benefit. 3 Calculated using a return excluding interest costs for allocated goodwill.

Assets under management
Assets under management
Assets under management comprise assets which are placed with us for investment purposes and include discretionary and advisory counterparty assets.
Discretionary assets are assets for which the customer fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the segment in which the advice is provided as well as in the segment in which the investment decisions take place. Any duplication of assets managed on behalf of other segments is eliminated at the Group level.

Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
As of the end of 3Q09, assets under management from continuing operations were CHF 1,225.3 billion, up CHF 50.1 billion, or 4.3%, compared to the end of 2Q09. The increase primarily reflected favorable market performance and positive net new assets in Private Banking and Asset Management, partially offset by adverse foreign exchange-related movements. Compared to the end of 3Q08, assets under management from continuing operations were down CHF 58.1 billion, or 4.5%. The decrease primarily reflected adverse foreign exchange-related movements, negative market performance, net asset outflows in Asset Management and the closure of certain US money market funds.

In Private Banking, assets under management were CHF 901.8 billion, up CHF 39.6 billion, or 4.6%, compared to the end of 2Q09, and down CHF 2.5 billion, or 0.3%, compared to the end of 3Q08. In Asset Management, assets under management were CHF 427.9 billion, up CHF 17.2 billion, or 4.2%, compared to the end of 2Q09, and down CHF 63.3 billion, or 12.9%, compared to the end of 3Q08. For further information, refer to II – Results by division – Private Banking and – Asset Management.

Assets under management and client assets

				end of			% change

	3Q09	2Q09	4Q08	3Q08	QoQ	Ytd	YoY

Assets under management (CHF billion)

Private Banking	901.8	862.2	788.9	904.3	4.6	14.3	(0.3)

Asset Management	427.9	410.7	411.5	491.2	4.2	4.0	(12.9)

Assets managed on behalf of other segments	(104.4)	(97.7)	(94.3)	(112.1)	6.9	10.7	(6.9)

Assets under management from continuing operations	1,225.3	1,175.2	1,106.1	1,283.4	4.3	10.8	(4.5)

of which discretionary assets	435.3	423.6	416.1	499.4	2.8	4.6	(12.8)

of which advisory assets	790.0	751.6	690.0	784.0	5.1	14.5	0.8

Discontinued operations [1]	0.0	56.8	67.9	86.6	(100.0)	(100.0)	(100.0)

Assets under management	1,225.3	1,232.0	1,174.0	1,370.0	(0.5)	4.4	(10.6)

Client assets (CHF billion)

Private Banking	1,049.8	997.1	919.9	1,041.8	5.3	14.1	0.8

Asset Management	453.8	435.6	425.1	501.8	4.2	6.8	(9.6)

Assets managed on behalf of other segments	(104.4)	(97.7)	(94.3)	(112.1)	6.9	10.7	(6.9)

Client assets from continuing operations	1,399.2	1,335.0	1,250.7	1,431.5	4.8	11.9	(2.3)

Discontinued operations [1]	0.0	56.8	67.9	86.6	(100.0)	(100.0)	(100.0)

Client assets	1,399.2	1,391.8	1,318.6	1,518.1	0.5	6.1	(7.8)

1 Includes assets under management relating to the sale of part of our traditional investment strategies business in Asset Management. Prior periods have been restated to conform to the current presentation.

Growth in assets under management

in	3Q09	2Q09	3Q08	9M09	9M08

Growth in assets under management (CHF billion)

Private Banking	13.1	10.7	14.5	35.2	49.0

Asset Management	3.9	(4.1)	(14.4)	(3.7)	(42.2)

Assets managed on behalf of other segments	(0.3)	(0.4)	3.5	0.2	2.8

Net new assets	16.7	6.2	3.6	31.7	9.6

Private Banking	26.5	42.8	(37.0)	77.7	(140.1)

Asset Management	13.3	9.1	(8.0)	20.1	(66.0)

Assets managed on behalf of other segments	(6.4)	(4.6)	4.3	(10.3)	17.1

Other effects	33.4	47.3	(40.7)	87.5	(189.0)

Private Banking	39.6	53.5	(22.5)	112.9	(91.1)

Asset Management	17.2	5.0	(22.4)	16.4	(108.2)

Assets managed on behalf of other segments	(6.7)	(5.0)	7.8	(10.1)	19.9

Total growth in assets under management from continuing operations	50.1	53.5	(37.1)	119.2	(179.4)

Total growth in assets under management from discontinued operations [1]	(56.8)	(10.7)	(4.8)	(67.9)	(5.3)

Total growth in assets under management	(6.7)	42.8	(41.9)	51.3	(184.7)

Growth in assets under management (annualized) (%) [2]

Private Banking	6.1	5.3	6.3	5.9	6.6

Asset Management	3.8	(4.0)	(11.2)	(1.2)	(9.4)

Assets managed on behalf of other segments	1.2	1.7	(11.7)	(0.3)	(2.8)

Net new assets	5.7	2.2	1.1	3.8	0.9

Private Banking	12.3	21.2	(16.0)	13.1	(18.8)

Asset Management	13.0	9.0	(6.2)	6.5	(14.7)

Assets managed on behalf of other segments	26.2	19.8	(14.3)	14.6	(17.3)

Other effects	11.4	16.9	(12.3)	10.5	(17.3)

Private Banking	18.4	26.5	(9.7)	19.0	(12.2)

Asset Management	16.8	5.0	(17.4)	5.3	(24.1)

Assets managed on behalf of other segments	27.4	21.5	(26.0)	14.3	(20.1)

Total growth in assets under management	17.1	19.1	(11.2)	14.3	(16.4)

1 Includes assets under management relating to the sale of part of our traditional investment strategies business in Asset Management. Prior periods have been restated to conform to the current presentation. 2 Calculated based on continuing operations.

Growth in assets under management (continued)

in	3Q09	2Q09	3Q08

Growth in net new assets (rolling four-quarter average) (%) [1]

Private Banking	4.1	4.2	6.4

Asset Management	(5.0)	(8.4)	(11.4)

Assets managed on behalf of other segments	(6.1)	(8.8)	(2.3)

Growth in net new assets	1.5	0.5	(0.3)

1 Calculated based on continuing operations.

Net new assets
Net new assets include individual cash payments, security deliveries and cash flows resulting from loan increases or repayments. Interest and dividend income credited to clients, commissions, interest and fees charged for banking services are not included as they do not reflect success in acquiring assets under management. Furthermore, changes due to currency and market movements as well as asset inflows and outflows due to the acquisition or divestiture of businesses are not part of net new assets.

Private Banking recorded net new assets of CHF 13.1 billion in 3Q09, including CHF 11.2 billion in Wealth Management Clients with inflows in all regions. Asset Management recorded net new assets of CHF 3.9 billion, including inflows of CHF 2.6 billion in traditional investment strategies and CHF 1.4 billion in alternative investment strategies.

Client assets
Client assets is a broader measure than assets under management as it includes transactional and custody accounts (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

Treasury and Risk management
Treasury management
Risk management
Treasury management
We continued to conservatively manage our liquidity and funding position and further strengthened our capital position with a BIS tier 1 ratio of 16.4% as of the end of 3Q09.
Liquidity and funding management
Securities for funding and capital purposes are issued primarily by the Bank, our principal operating subsidiary and a US registrant. The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to support business initiatives. For further information, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management in the Credit Suisse Annual Report 2008.

Funding sources and uses
The operating environment continued to improve during 3Q09, with a further tightening of funding spreads. We have already fulfilled our 2009 funding plan. The distribution of our unsecured funding remained consistent with the distribution as of the end of 2Q09, with the majority still from client deposits and long-term debt (refer to the chart “Unsecured funding distribution”). We continue to maintain lending facilities with various central banks and to monitor closely our exposure to liquidity risk. As of the end of 3Q09, our liquid assets included CHF 118 billion of cash and securities accepted under central bank facilities. The decline of CHF 15 billion from 2Q09 was primarily due to the foreign exchange translation impact and a decline in securities accepted under central bank facilities. Client deposits, a particularly stable source of funds, decreased CHF 7.9 billion, primarily due to the foreign exchange translation impact, and covered 120% of total loans outstanding as of the end of 3Q09 (refer to the chart “Funding by asset category”). We further reduced our short-term liabilities from CHF 61 billion to CHF 56 billion.

Liquidity and funding policy
Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. Our liquidity risk parameters reflect various liquidity stress assumptions, which we believe are conservative and which are described in III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management in the Credit Suisse Annual Report 2008. We manage our liquidity profile at a sufficient level such that, in the event that we are unable to access unsecured funding, we will have sufficient liquidity to sustain operations for an extended period of time.

The impact of a one or two-notch downgrade in the Bank’s long-term debt ratings would result in additional collateral requirements of CHF 3.1 billion and CHF 6.3 billion, respectively, and would not be material to our liquidity and funding planning.

Debt issuances and redemptions
Our primary sources of liquidity are through consolidated entities. Our capital markets debt issuance includes issues of senior and subordinated debt in US registered offerings and medium-term note programs, euro market medium-term note programs and a samurai shelf registration statement in Japan. Substantially all of our unsecured senior debt is issued without financial covenants that could trigger an increase of our cost of financing or accelerate the maturity of the debt, including adverse changes in our credit ratings, cash flows, results of operations or financial ratios.

In 3Q09, the Bank issued CHF 6.5 billion of senior debt. The Bank also raised CHF 974 million in multiple tranches of covered bonds, with maturities ranging between two and 12 years. Senior debt of CHF 1.8 billion and CHF 183 million of subordinated debt matured. We called two upper tier 2 issues of CHF 439 million in 3Q09.

Capital management
Our consolidated BIS tier 1 ratio was 16.4% as of the end of 3Q09, compared to 15.5% as of the end of 2Q09, reflecting lower risk-weighted assets and a stable capital base.
Both the Group and the Bank are subject to Basel II and FINMA regulatory capital requirements, including leverage ratios of tier 1 capital to total assets. Under these requirements we must maintain by 2013 a minimum leverage ratio of 3% at the Group and Bank consolidated level. The leverage ratios for the Group and Bank consolidated level as of the end of 3Q09 were 4.1% and 3.9%, respectively. We expect the adoption of SFAS 167 on January 1, 2010 will result in an increase of less than CHF 60 billion to our consolidated balance sheet and will not have a significant impact on our risk-weighted assets. For further information, refer to Note 1 – Summary of significant accounting policies in V – Condensed consolidated financial statements – unaudited.

Under FINMA requirements that impose an increase in market risk capital for every scaled VaR backtesting exception over ten in the prior rolling 12 month period, we incurred additional incremental capital charges on trading book market risk-weighted assets. These backtesting exceptions related to 3Q08 and 4Q08. In the first nine months of 2009, we had no backtesting exceptions and consequently the FINMA multiplier decreased in 3Q09. For the purposes of this charge, backtesting exceptions are calculated using a subset of actual daily trading revenues that includes only the impact of daily movements in financial market variable such as interest rates, equity prices and foreign exchange rates on the previous night's positions.

For further information, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management in the Credit Suisse Annual Report 2008.

Capital structure

Total eligible capital
Tier 2 capital
Max 50% of total eligible capital
Lower tier 2 instruments[1] Max 50% of tier 1 capital
Upper tier 2 instruments
Tier 1 capital
Hybrid tier 1 instruments
Max 50% of tier 1 capital
Max 35% of tier 1 capital
Innovative instruments[2]
Max 15% of tier 1 capital
Other hybrid instruments[3]
Instruments convertible into tier 1 capital[4]
Qualifying noncontrolling interests[5]
Shareholders' equity

Percentages refer to tier 1 and total eligible capital before capital deductions.

[1] Lower tier 2 capital will no longer qualify for regulatory capital after 2020 but can be issued through 2010.

[2] Hybrid instruments in the form of non-cumulative perpetual preferred securities and capital notes that either have a fixed maturity or an incentive to repay, such as a step-up in the coupon if the instrument is not redeemed when callable.

[3] Hybrid instruments in the form of non-cumulative perpetual preferred securities and capital notes that have no fixed maturity and no incentive for repayment.

[4] Hybrid instruments with a pre-defined mechanism that converts them into tier 1 capital, such as mandatory convertible bonds convertible into common shares.

[5] Qualifying noncontrolling interests including common shares in majority owned and consolidated banking and finance subsidiaries and tier 1 capital securities securing deeply subordinated notes issued by SPEs.

Leverage ratio

		Group		Bank

end of	3Q09	2Q09	3Q09	2Q09

Adjusted assets (CHF billion) [1]

Total assets	1,081	1,125	1,060	1,104

Adjustments:
Assets from Swiss lending activities [2]	(137)	(136)	(113)	(113)

Cash and balances with central banks	(33)	(52)	(33)	(52)

Other	(15)	(16)	(14)	(14)

Total adjusted assets	896	921	900	925

Tier 1 capital	36.5	36.4	35.4	35.0

Leverage ratio (%)	4.1	4.0	3.9	3.8

1 Total assets are calculated as the average of the month-end values for the previous three calendar months. 2 Excludes Swiss interbank lending.

Regulatory capital – Group
The improvement in the tier 1 ratio compared to 2Q09 reflected a 5% decrease in risk-weighted assets and stable tier 1 capital, both of which were affected by a significant US dollar foreign exchange translation impact.

Risk-weighted assets decreased 5% to CHF 222.0 billion as of the end of 3Q09. The decrease was primarily due to the US dollar translation impact of CHF 7.5 billion, particularly on credit risk. Excluding the US dollar translation impact, risk-weighted assets decreased CHF 5.4 billion, primarily reflecting a decrease in market risk and credit risk due to reductions in exit business positions in Investment Banking. Operational risk increased 3%, reflecting revised scenario parameters, partially offset by the foreign exchange translation impact. For further information regarding market risk refer to Risk management – Market risk.

Tier 1 capital was stable at CHF 36.5 billion as of the end of 3Q09. Tier 1 capital reflected the net income (excluding the impact of fair value gains/(losses) on Credit Suisse debt, net of tax), partially offset by foreign exchange translation impacts, a dividend accrual and the effect from our investment in Aberdeen as a capital deduction. Total eligible capital decreased slightly to CHF 46.5 billion, primarily due to a 5% decrease in tier 2 capital driven by foreign exchange translation impacts and the regulatory amortization of lower tier 2 instruments.

Our total capital ratio was 20.9% as of the end of 3Q09, compared to 20.0% as of the end of 2Q09, primarily reflecting the decrease in risk-weighted assets, which more than offset the decrease in eligible capital. For further information refer to the table “BIS Statistics”.

Regulators continued to focus on minimum bank capital requirements, harmonization of capital requirements, the improved quality of tier 1 capital and the continued inclusion in regulatory capital of tier 2 instruments.

Shareholders’ equity
Our shareholders’ equity increased from CHF 36.3 billion as of the end of 2Q09 to CHF 38.2 billion as of the end of 3Q09. The increase was due to the net income in 3Q09 and the effect of share-based compensation, offset by the change in other comprehensive income, reflecting the negative impact of foreign exchange rate changes on cumulative translation adjustments.

BIS statistics

				Group				Bank

end of	3Q09	2Q09	4Q08	% change QoQ	3Q09	2Q09	4Q08	% change QoQ

Risk-weighted assets (CHF million)

Credit risk	161,699	168,994	180,425	(4)	151,479	158,083	169,561	(4)

Non-counterparty-related risk	7,008	7,067	6,994	(1)	6,409	6,450	6,370	(1)

Market risk	21,355	27,882	39,911	(23)	20,892	27,474	39,108	(24)

Operational risk	31,921	30,941	30,137	3	31,921	30,941	30,137	3

Risk-weighted assets	221,983	234,884	257,467	(5)	210,701	222,948	245,176	(5)

Eligible capital (CHF million)

Total shareholders' equity	38,191	36,348	32,302	5	31,452	29,896	26,868	5

Goodwill and intangible assets	(10,177)	(10,180)	(9,932)	0	(9,033)	(9,033)	(8,785)	0

Hybrid instruments [1]	12,252	12,575	12,140	(3)	11,658	11,977	11,897	(3)

Qualifying noncontrolling interests	1,746	1,782	1,701	(2)	4,814	5,010	4,860	(4)

Capital deductions 50% from tier 1	(784)	(649)	(479)	21	(734)	(603)	(484)	22

Other adjustments	(4,771)	(3,487)	(1,524)	37	(2,755)	(2,211)	(164)	25

Tier 1 capital	36,457	36,389	34,208	0	35,402	35,036	34,192	1

Upper tier 2	2,065	2,228	3,021	(7)	2,768	2,876	3,581	(4)

Lower tier 2	8,762	9,024	9,340	(3)	9,905	10,142	10,550	(2)

Capital deductions 50% from tier 2	(784)	(649)	(479)	21	(734)	(603)	(484)	22

Tier 2 capital	10,043	10,603	11,882	(5)	11,939	12,415	13,647	(4)

Total eligible capital	46,500	46,992	46,090	(1)	47,341	47,451	47,839	0

Capital ratios (%)

Tier 1 ratio	16.4	15.5	13.3	–	16.8	15.7	13.9	–

Total capital ratio	20.9	20.0	17.9	–	22.5	21.3	19.5	–

1 Non-cumulative perpetual preferred securities and capital notes. The FINMA has advised that Credit Suisse Group and the Bank may continue to include as tier 1 capital CHF 1.7 billion and CHF 4.4 billion, respectively, in 3Q09 (2Q09: CHF 1.8 billion and CHF 4.6 billion, respectively; 4Q08: CHF 1.8 billion and CHF 4.6 billion, respectively) of equity from special purpose entities that are deconsolidated under US GAAP. Hybrid tier 1 capital represented 32.9% and 32.3% of the Group's and the Bank's adjusted tier 1 capital, respectively, as of the end of 3Q09 (2Q09: 34.0% and 33.6%, respectively; 4Q08: 35.0% and 34.3%, respectively). Under the decree with the FINMA, a maximum of 35% of tier 1 capital can be in the form of these hybrid capital instruments.

Tier 1 capital

end of	3Q09	2Q09	% change

Tier 1 capital (CHF million)

Balance at beginning of period	36,389	36,744	(1)

Net income	2,354	1,571	50

Adjustments for fair value gains/(losses) reversed for regulatory purposes, net of tax	127	443	(71)

Foreign exchange impact on tier 1 capital	(1,060)	(735)	44

Other	(1,353)	(1,634)	(17)

Balance at end of period	36,457	36,389	0

Capital

				end of			% change

	3Q09	2Q09	4Q08	3Q08	QoQ	Ytd	YoY

Shares outstanding (million)

Common shares issued	1,185.0	1,184.8	1,184.6	1,134.2	0	0	4

Treasury shares	(14.6)	(13.2)	(20.7)	(92.8)	11	(29)	(84)

Shares outstanding	1,170.4	1,171.6	1,163.9	1,041.4	0	1	12

Par value (CHF)

Par value	0.04	0.04	0.04	0.04	0	0	0

Shareholders' equity (CHF million)

Common shares	47	47	47	45	0	0	4

Additional paid-in capital	25,424	24,721	25,166	25,346	3	1	0

Retained earnings	24,527	22,173	18,780	25,472	11	31	(4)

Treasury shares, at cost	(641)	(554)	(752)	(5,281)	16	(15)	(88)

Accumulated other comprehensive income	(11,166)	(10,039)	(10,939)	(6,559)	11	2	70

Total shareholders' equity	38,191	36,348	32,302	39,023	5	18	(2)

Goodwill	(9,312)	(9,609)	(9,330)	(10,669)	(3)	0	(13)

Other intangible assets	(359)	(383)	(423)	(568)	(6)	(15)	(37)

Tangible shareholders' equity [1]	28,520	26,356	22,549	27,786	8	26	3

Book value per share outstanding (CHF)

Total book value per share	32.63	31.02	27.75	37.47	5	18	(13)

Goodwill per share	(7.96)	(8.20)	(8.02)	(10.24)	(3)	(1)	(22)

Other intangible assets per share	(0.31)	(0.33)	(0.36)	(0.55)	(6)	(14)	(44)

Tangible book value per share	24.36	22.49	19.37	26.68	8	26	(9)

1 Tangible shareholders' equity attributable to shareholders is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders. Management believes that the return on tangible shareholders' equity attributable to shareholders is meaningful as it allows for the consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

Economic capital
Overview
Economic capital is used as a consistent and comprehensive tool for risk management, capital management and performance measurement. It is called economic capital because it measures risks in terms of economic realities rather than regulatory or accounting rules. Economic capital is the estimated capital needed to remain solvent and in business, even under extreme market, business and operational conditions, given the institution’s target financial strength (i.e., long-term credit rating).

For further information, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management in the Credit Suisse Annual Report 2008.
We regularly review the economic capital methodology in order to ensure that the model remains relevant as markets and business strategies evolve. In 3Q09, we implemented two key enhancements to refine the modeling of position risks. For details on the position risk enhancements, refer to Risk management – Economic capital. The impact of these enhancements was partially mitigated by a reduction in our estimate of planned methodology changes within other risks following implementation. Within other risks, we also refined the modeling of foreign exchange risk between economic capital resources and utilized economic capital. Prior period balances have been restated for methodology changes in order to show meaningful trends. The total impact of methodology changes on 2Q09 economic capital was an increase of approximately CHF 504 million, or 2%, and a reduction in the economic capital coverage ratio as of 2Q09 to 132% from 134%. For more information, refer to – Capital adequacy trends.

There are a number of planned revisions to Basel II market risk over the next two years, such as an incremental charge to capture default risk on trading book assets. These changes already form part of our economic capital framework, and we do not expect material future impacts to our economic capital from these changes.

Utilized economic capital trends
Over the course of 3Q09, our utilized economic capital was flat. Excluding the translation impact of the depreciation of the US dollar against the Swiss franc, utilized economic capital increased 3% due to increases in position and operational risks.

For Private Banking, utilized economic capital was flat, and reflected a slight reduction in emerging markets trade finance exposures.
For Investment Banking, utilized economic capital decreased 8%. Excluding the US dollar translation impact, utilized economic capital decreased 4%. This decrease was mainly due to reductions in expense risk reflecting the improved revenue forecast, partially offset by increased position risks in fixed income trading and equity trading & investments and higher operational risks.

For Asset Management, utilized economic capital was flat. Excluding the US dollar translation impact, utilized economic capital increased 5%, mainly due to increased equity trading & investments position risks from guarantees in connection with private equity investments.

The development in Corporate Center utilized economic capital reflected a significantly lower expense risk diversification benefit from the divisions and higher expense risk in Corporate Center.
For further information on our position risk, refer to Risk management – Key position risk trends.
Capital adequacy trends
The economic capital coverage ratio increased three percentage points from 132% in 2Q09 to 135% in 3Q09, primarily reflecting the increase in economic capital resources from higher economic adjustments. The increase in economic adjustments was due to an increase in accrued dividends, partially offset by a decrease in unrealized gains and losses on fair valued assets and liabilities. Our coverage ratio is within our target band of 100% to 140%.

Economic capital

					in / end of			% change

	3Q09		2Q09	4Q08	3Q08	QoQ	Ytd	YoY

Economic capital resources (CHF million)

Tier 1 capital	36,457		36,389	34,208	32,170	0	7	13

Economic adjustments [1]	5,153		4,410	4,802	4,318	17	7	19

Economic capital resources	41,610		40,799	39,010	36,488	2	7	14

Utilized economic capital (CHF million)

Position risk (99.97% confidence level)	23,155		23,224	24,653	33,760	0	(6)	(31)

Operational risk	2,813		2,737	2,677	2,795	3	5	1

Other risks [2]	4,893		4,920	4,614	5,363	(1)	6	(9)

Utilized economic capital	30,861		30,881	31,944	41,918	0	(3)	(26)

Economic capital coverage ratio (%)

Economic capital coverage ratio	134.8		132.1	122.1	87.0	–	–	–

Utilized economic capital by segment (CHF million)

Private Banking	6,819		6,892	7,144	7,004	(1)	(5)	(3)

Investment Banking	19,417		21,053	22,347	31,284	(8)	(13)	(38)

Asset Management	3,393		3,364	3,454	3,897	1	(2)	(13)

Corporate Center [3]	1,248		(412)	(986)	(243)	–	–	–

Utilized economic capital - Credit Suisse	30,861	[4]	30,881	31,944	41,918	0	(3)	(26)

Average utilized economic capital by segment (CHF million)

Private Banking	6,856		6,892	7,074	6,834	(1)	(3)	0

Investment Banking	20,235		21,398	26,816	29,709	(5)	(25)	(32)

Asset Management	3,379		3,437	3,676	3,486	(2)	(8)	(3)

Corporate Center [3]	418		(835)	(615)	125	–	–	234

Average utilized economic capital - Credit Suisse	30,871	[5]	30,877	36,931	40,130	0	(16)	(23)

Prior economic capital balances have been restated for methodology changes in order to show meaningful trends.
1 Includes unrealized gains and losses on fair valued assets and liabilities (excluding gains and losses from the FVOD transaction) and unrealized gains on owned real estate. Economic adjustments are made to tier 1 capital to enable comparison between capital utilization and resources. 2 Includes owned real estate risk, expense risk, pension risk, foreign exchange risk between economic capital resources and utilized economic capital, diversification benefit and an estimate for the impacts of certain methodology changes planned for 2010. 3 Includes primarily expense risk diversification benefits from the divisions and foreign exchange risk between economic capital resources and utilized economic capital. 4 Includes a diversification benefit of CHF 16 million. 5 Includes a diversification benefit of CHF 17 million.

Risk management
Our overall 99% position risk, measured on the basis of the economic capital model, increased 1% compared to 2Q09. Excluding the US dollar translation impact, position risk increased 5%. Average one-day, 99% VaR for our trading books decreased 24% to CHF 96 million, and period-end one-day, 99% VaR decreased 3% to CHF 93 million, compared to 2Q09. We continued to reduce risk and exposures in our exit businesses during 3Q09.

Economic capital – Position risk
Position risk, which is a component of the economic capital framework, is our core Group-wide risk management tool. It is used to assess, monitor and report risk exposures throughout the Group and represents good market practice. Position risk is the level of unexpected loss in economic value on our portfolio of positions over a one-year horizon, which is exceeded with a given small probability (1% for risk management purposes; 0.03% for capital management purposes).

For further information, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Economic capital and position risk in the Credit Suisse Annual Report 2008.
We regularly review the economic capital methodology in order to ensure that the model remains relevant as markets and business strategies evolve. In 3Q09, we implemented two key enhancements to refine the modeling of position risks for international lending & counterparty exposures and traded credit exposures within fixed income trading. We increased the severity of spread shocks to reflect market events that were more severe than our prior parameters, and enhanced the capture of basis risks following the substantial dislocation between cash and synthetic instruments during the market crisis. The total impact of methodology changes on 99% position risk in 2Q09 was an increase of CHF 686 million, or 6%. Prior-period balances are restated for methodology changes in order to show meaningful trends.

Position risk

				end of			% change

	3Q09	2Q09	4Q08	3Q08	QoQ	Ytd	YoY

Position risk (CHF million)

Fixed income trading [1]	1,761	1,407	1,654	3,245	25	6	(46)

Equity trading & investments	2,655	2,436	2,748	3,898	9	(3)	(32)

Private banking corporate & retail lending	2,647	2,662	2,641	2,538	(1)	0	4

International lending & counterparty exposures	4,348	4,672	4,191	5,561	(7)	4	(22)

Emerging markets	1,087	1,468	1,660	2,389	(26)	(35)	(54)

Real estate & structured assets [2]	2,486	2,409	2,841	3,730	3	(12)	(33)

Simple sum across risk categories	14,984	15,054	15,735	21,361	0	(5)	(30)

Diversification benefit	(2,445)	(2,616)	(2,570)	(3,295)	(7)	(5)	(26)

Position risk (99% confidence level for risk management purposes)	12,539	12,438	13,165	18,066	1	(5)	(31)

Position risk (99.97% confidence level for capital management purposes)	23,155	23,224	24,653	33,760	0	(6)	(31)

Prior balances have been restated for methodology changes in order to show meaningful trends.
1 This category comprises fixed income trading, foreign exchange and commodity exposures. 2 This category comprises the real estate investments of the Group, commercial and residential real estate, ABS exposure and real estate acquired at auction.

Key position risk trends
During 3Q09, position risk for risk management purposes increased 1% compared to the end of 2Q09. Excluding the translation impact of the depreciation of the US dollar against the Swiss franc, position risk increased 5% as a result of increased position risks in fixed income trading, due to higher bond exposures and reduced hedges, and equity trading & investments, due to increased guarantees in connection with private equity investments and equity-backed financing in the derivatives business. Position risk also increased in real estate & structured assets due to secondary trading in CMBS and rating downgrades, partially offset by a reduction in exit business CMBS positions. The increases were partially offset by reduced position risks in emerging markets, primarily reflecting lower exposures in Eastern Europe and improved ratings in Latin America, and in international lending & counterparty exposures, due to reduced counterparty risk.

Compared to the end of 3Q08, position risk for risk management purposes decreased 31%. Excluding the US dollar translation impact, position risk decreased 26%. The decreases were primarily due to lower traded credit exposures in fixed income trading, lower emerging markets exposures across all regions and reduced CMBS and RMBS exposures in real estate & structured assets. Position risk also decreased in equity trading & investments, due to lower equity trading and hedge fund exposures, and in international lending & counterparty exposures, due to lower leveraged finance exposures. The decreases were partially offset by increased private banking corporate & retail lending position risk due to higher commercial loan risk and updated loan default and recovery parameters reflecting economic conditions.

As part of our overall risk management, we hold a portfolio of hedges. Hedges are impacted by market movements similar to other trading securities, and may result in gains or losses which offset losses or gains on the portfolio they were designed to hedge. Due to the varying nature and structure of hedges, these gains or losses may not perfectly offset the losses or gains on the portfolio.

Market risk
We primarily assume market risk through the trading activities in Investment Banking. The other divisions also engage in trading activities, but to a much lesser extent. Trading risks are measured using VaR along with a number of other risk measurement tools. VaR is the potential loss in fair value of trading positions due to adverse market movements over a defined time horizon and for a specified confidence level. VaR relies on historical data and is considered a useful tool for estimating potential loss in normal markets in which there are no abrupt changes in market conditions. Other tools are more appropriate for modeling the impact from severe market conditions.

In 4Q08, we introduced a new scaling technique that adjusts the level of VaR to reflect sharp increases in market volatility more rapidly. The new technique (scaled VaR) adjusts VaR in cases where short-term market volatility is higher than longer-term volatility from a three year dataset. This more responsive VaR measure is an additional tool during times when market volatility rapidly increases. We monitor both VaR and scaled VaR for risk management purposes. We have approval from FINMA to use our scaled VaR model in the calculation of trading book market risk capital requirements.

In order to show the aggregate market risk in our trading books, the table entitled “Daily VaR” shows the trading-related market risk on a consolidated basis. It shows ten-day VaR adjusted to a one-day holding period and is based on a 99% confidence level. This means there is a 1-in-100 chance of incurring a daily mark-to-market trading loss at least as large as the reported VaR.

Our average one-day, 99% VaR during 3Q09 decreased 24% to CHF 96 million from CHF 127 million during 2Q09 and decreased 41% from CHF 164 million during 3Q08. Average VaR decreased from 2Q09 due to reduced RMBS exposures in exit and repositioned businesses, a decrease in average equity trading exposures driven by the derivatives business and lower volatility exposure in foreign exchange. Average VaR decreased significantly from 3Q08, reflecting the impact of the active risk reduction program. Period-end VaR as of the end of 3Q09 decreased 3% to CHF 93 million from CHF 96 million as of the end of 2Q09, and decreased 41% from CHF 157 million as of the end of 3Q08.

In 3Q09, our average one-day, 99% scaled VaR was CHF 116 million, compared to CHF 158 million during 2Q09 and CHF 214 million during 3Q08. Period-end scaled VaR as of the end of 3Q09 decreased 9% to CHF 107 million from CHF 118 million as of the end of 2Q09, and 54% from CHF 235 million as of the end of 3Q08.

One-day, 99% VaR

in / end of period	Interest rate & credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total VaR	Total scaled VaR

3Q09 (CHF million)

Average	134	8	22	27	(95)		96	116

Minimum	114	4	18	17	–	[1]	80	96

Maximum	167	17	26	48	–	[1]	122	150

End of period	150	11	20	48	(136)		93	107

2Q09 (CHF million)

Average	157	20	20	34	(104)		127	158

Minimum	120	10	12	16	–	[1]	91	113

Maximum	222	43	27	101	–	[1]	185	229

End of period	132	12	24	59	(131)		96	118

3Q08 (CHF million)

Average	134	14	32	68	(84)		164	214

Minimum	111	10	24	49	–	[1]	125	160

Maximum	166	21	48	102	–	[1]	219	284

End of period	127	13	31	55	(69)		157	235

Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

Various techniques are used to assess the accuracy of the VaR models, including backtesting. In line with industry practice, we present backtesting using actual daily trading revenues. Actual daily trading revenues are compared with VaR calculated using a one-day holding period. A backtesting exception occurs when the trading revenue loss exceeds the daily VaR estimate. We had no scaled VaR backtesting exceptions during 3Q09. The histogram entitled “Actual daily trading revenues” reflects the distribution of actual daily trading revenues during 3Q09, 2Q09 and 3Q08. The width of this distribution provides another indication of the day-to-day risk in our trading activities. For further information on the use of our scaled VaR model in the calculation of trading book market risk capital requirements, refer to Treasury management – Capital management.

We assume non-trading interest rate risk through interest rate-sensitive positions originated by Private Banking and risk-transferred to Treasury, money market and funding activities by Treasury and the deployment of our consolidated equity as well as other activities, including market-making and trading activities involving banking book positions at the divisions. Savings accounts and many other retail banking products have no contractual maturity date or direct market-linked interest rate and are risk-transferred from Private Banking to Treasury on a pooled basis using replicating portfolios (approximating the re-pricing behavior of the underlying product).

The impact of a one basis point parallel increase of the yield curves on the fair value of interest rate-sensitive non-trading book positions would have amounted to a valuation increase of CHF 8.0 million as of the end of 3Q09, compared to a valuation increase of CHF 8.1 million as of the end of 2Q09. The decrease reflected higher interest risk sensitivity based on US dollars in the Treasury banking books which was more than offset by the depreciation of the US dollar against the Swiss franc.

Credit risk
Credit risk is the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations. In the event of a default, a bank generally incurs a loss equal to the amount owed by the debtor, less any recoveries resulting from foreclosure, liquidation of collateral or the restructuring of the debtor company.

The majority of our credit risk is concentrated in Private Banking and Investment Banking. Credit risk exists within lending products, commitments and letters of credit, and results from counterparty exposure arising from derivatives, foreign exchange and other transactions and may be on or off-balance sheet.

Our regular review of the creditworthiness of clients and counterparties does not depend on the accounting treatment of the asset or commitment. Adverse changes in the creditworthiness of counterparties of loans held at fair value are reflected in valuation changes reported directly in revenues, and therefore are not part of the impaired loans balance. For further information on credit risk, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Credit risk in the Credit Suisse Annual Report 2008. For further information on counterparty credit risk, refer to Note 24 – Fair value of financial instruments in V – Condensed consolidated financial statements – unaudited.

The following table represents credit risk from loans, loan commitments and certain other contingent liabilities, loans held for sale, traded loans and derivative instruments before consideration of risk mitigation such as cash collateral and marketable securities or credit hedges. Loan commitments include irrevocable credit facilities for Investment Banking and Private Banking and, additionally in Private Banking, unused credit limits which can be revoked at our sole discretion upon notice to the client.

Credit risk

				end of			% change

	3Q09	2Q09	4Q08	3Q08	QoQ	Ytd	YoY

Credit risk (CHF million)

Balance sheet
Gross loans	243,646	244,766	237,463	249,992	0	3	(3)

Loans held-for-sale	15,071	18,624	23,166	34,065	(19)	(35)	(56)

Traded loans	2,712	2,680	2,846	5,401	1	(5)	(50)

Derivative instruments [1]	65,626	70,623	108,620	98,709	(7)	(40)	(34)

Total balance sheet	327,055	336,693	372,095	388,167	(3)	(12)	(16)

Off-balance sheet
Loan commitments	232,878	235,966	238,128	244,463	(1)	(2)	(5)

Credit guarantees and similar instruments	6,293	6,342	7,493	9,423	(1)	(16)	(33)

Irrevocable commitments under documentary credits	4,008	4,073	4,220	5,445	(2)	(5)	(26)

Total off-balance sheet	243,179	246,381	249,841	259,331	(1)	(3)	(6)

Total credit risk	570,234	583,074	621,936	647,498	(2)	(8)	(12)

Before risk mitigation, for example, collateral, credit hedges.
1 Positive replacement value after netting agreements.

Loan exposure
Gross loans were stable at CHF 243.6 billion as of the end of 3Q09 compared to the end of 2Q09. In Private Banking, gross loans were unchanged at CHF 177.0 billion, while gross loans in Investment Banking were stable at CHF 66.7 billion.

As of the end of 3Q09, gross impaired loans were CHF 2.3 billion, a decrease of 7% from the end of 2Q09, due to a decrease of CHF 175 million in Investment Banking. In Private Banking, increased non-performing and non-interest-earning loans were offset by decreased potential problem loans. In Investment Banking, non-performing loans declined from CHF 872 million to CHF 728 million, a large portion of which is economically hedged by insurance and other risk mitigation, including credit default swaps.

We recorded a net provision for credit losses of CHF 53 million in 3Q09 compared to CHF 310 million in 2Q09, with CHF 35 million in Private Banking and CHF 18 million in Investment Banking.
Compared to 3Q08, gross loans decreased CHF 6.3 billion, or 3%, mainly due to decreases in commercial and industrial loans, principally in Investment Banking, and reduced loans collateralized by securities in Private Banking, partly offset by increased loans to financial institutions in Investment Banking.

Compared to 3Q08, gross impaired loans increased CHF 397 million, or 20%, mainly driven by higher non-performing loans in Investment Banking and potential problem loans in Private Banking.

Loans

					Private Banking				Investment Banking			Credit Suisse	[1]

end of	3Q09		2Q09		3Q08		3Q09	2Q09	3Q08	3Q09	2Q09	3Q08

Loans (CHF million)

Mortgages	82,564		82,630		81,253		0	0	0	82,564	82,630	81,253

Loans collateralized by securities	21,593		20,476		26,723		0	0	0	21,593	20,476	26,723

Consumer finance	4,694		4,531		5,215		1,478	1,385	1,370	6,172	5,916	6,585

Consumer loans	108,851		107,637		113,191		1,478	1,385	1,370	110,329	109,022	114,561

Real estate	21,461		21,691		21,305		3,591	2,245	2,028	25,052	23,936	23,333

Commercial and industrial loans	36,504		38,291		39,226		26,222	27,590	35,009	62,726	65,881	74,235

Loans to financial institutions	8,992		7,978		13,017		32,700	34,335	21,243	41,684	42,349	34,377

Governments and public institutions	1,183		1,202		1,288		2,672	2,376	2,198	3,855	3,578	3,486

Corporate and institutional loans	68,140	[2]	69,162	[2]	74,836	[2]	65,185	66,546	60,478	133,317	135,744	135,431

Gross loans	176,991		176,799		188,027		66,663	67,931	61,848	243,646	244,766	249,992

of which reported at fair value	–		–		–		37,685	39,126	36,194	37,685	39,126	36,194

Net (unearned income) / deferred expenses	20		24		41		(46)	(53)	(59)	(26)	(30)	(18)

Allowance for loan losses [3]	(917)		(945)		(834)		(517)	(600)	(481)	(1,434)	(1,545)	(1,315)

Net loans	176,094		175,878		187,234		66,100	67,278	61,308	242,186	243,191	248,659

Impaired loans (CHF million)

Non-performing loans	741		704		729		728	872	466	1,469	1,576	1,195

Non-interest-earning loans	359		291		293		0	0	0	359	291	293

Total non-performing and non-interest-earning loans	1,100		995		1,022		728	872	466	1,828	1,867	1,488

Restructured loans	0		0		0		6	7	29	6	7	29

Potential problem loans	457		564		367		46	76	56	503	640	423

Total other impaired loans	457		564		367		52	83	85	509	647	452

Gross impaired loans [3]	1,557		1,559		1,389		780	955	551	2,337	2,514	1,940

of which with a specific allowance	1,256		1,348		1,204		769	941	548	2,025	2,289	1,752

of which without a specific allowance	301		211		185		11	14	3	312	225	188

Allowance for loan losses (CHF million)

Balance at beginning of period [3]	945		946		838		600	855	365	1,545	1,801	1,203

Net movements recognized in statements of operations	18		37		12		(1)	156	82	17	193	94

Gross write-offs	(57)		(43)		(33)		(80)	(385)	(5)	(137)	(428)	(38)

Recoveries	13		9		12		13	5	3	26	14	15

Net write-offs	(44)		(34)		(21)		(67)	(380)	(2)	(111)	(414)	(23)

Provisions for interest	3		1		3		12	7	5	15	8	8

Foreign currency translation impact and other adjustments, net	(5)		(5)		2		(27)	(38)	31	(32)	(43)	33

Balance at end of period [3]	917		945		834		517	600	481	1,434	1,545	1,315

of which a specific allowance	684		723		673		309	347	203	993	1,070	876

of which an inherent credit loss allowance	233		222		161		208	253	278	441	475	439

Loan metrics (%)

Total non-performing and non-interest-earning loans / Gross loans [4]	0.6		0.6		0.5		2.5	3.0	1.8	0.9	0.9	0.7

Gross impaired loans / Gross loans [4]	0.9		0.9		0.7		2.7	3.3	2.1	1.1	1.2	0.9

Allowance for loan losses / Total non-performing and non-interest-earning loans [3]	83.4		95.0		81.6		71.0	68.8	103.2	78.4	82.8	88.4

Allowance for loan losses / Gross impaired loans [3]	58.9		60.6		60.0		66.3	62.8	87.3	61.4	61.5	67.8

The disclosure presents our lending exposure from a risk management perspective and, as such, differs from the loans presentation in Note 14 - Loans in V - Condensed consolidated financial statements - unaudited.
1 Includes Asset Management and Corporate Center. 2 Of which CHF 48,513 million, CHF 48,056 million and CHF 49,337 million were secured by financial collateral and mortgages in 3Q09, 2Q09 and 3Q08, respectively. 3 Impaired loans and allowance for loan losses are on loans which are not carried at fair value. 4 Excludes loans carried at fair value.

Condensed consolidated financial statements – unaudited
Report of the Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited

Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm to the Board of Directors of

Credit Suisse Group AG, Zurich
We have reviewed the accompanying condensed consolidated balance sheets of Credit Suisse Group AG and subsidiaries (the “Group”) as of September 30, 2009 and 2008 and the related condensed consolidated statements of operations and comprehensive income for the three and nine-month periods ended September 30, 2009 and 2008 and the related condensed consolidated statements of changes in equity and cash flows for the nine-month periods ended September 30, 2009 and 2008. These condensed consolidated financial statements are the responsibility of the Group's management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Group as of December 31, 2008, and the related consolidated statements of operations, changes in shareholders’ equity, comprehensive income and cash flows for the year then ended (not presented herein); and in our report dated March 18, 2009, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2008, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

KPMG AG

David L. Jahnke Marc Ufer
Licensed Audit Expert Licensed Audit Expert

Zurich, Switzerland
November 4, 2009

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.
Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)

			in		% change		in	% change

	3Q09	2Q09	3Q08	QoQ	YoY	9M09	9M08	YoY

Consolidated statements of operations (CHF million)

Interest and dividend income	5,340	7,768	11,855	(31)	(55)	20,039	37,670	(47)

Interest expense	(3,621)	(6,548)	(9,935)	(45)	(64)	(15,062)	(31,790)	(53)

Net interest income	1,719	1,220	1,920	41	(10)	4,977	5,880	(15)

Commissions and fees	3,313	3,542	3,673	(6)	(10)	9,808	11,631	(16)

Trading revenues	3,489	3,217	(2,266)	8	–	11,603	(3,144)	–

Other revenues	1,349	624	(643)	116	–	191	(631)	–

Net revenues	9,870	8,603	2,684	15	268	26,579	13,736	93

Provision for credit losses	53	310	131	(83)	(60)	546	327	67

Compensation and benefits	3,841	4,365	2,951	(12)	30	12,546	10,227	23

General and administrative expenses	1,935	1,919	1,930	1	0	5,403	5,036	7

Commission expenses	498	502	538	(1)	(7)	1,467	1,701	(14)

Total other operating expenses	2,433	2,421	2,468	0	(1)	6,870	6,737	2

Total operating expenses	6,274	6,786	5,419	(8)	16	19,416	16,964	14

Income/(loss) from continuing operations before taxes	3,543	1,507	(2,866)	135	–	6,617	(3,555)	–

Income tax expense/(benefit)	427	(34)	(1,263)	–	–	1,374	(1,421)	–

Income/(loss) from continuing operations	3,116	1,541	(1,603)	102	–	5,243	(2,134)	–

Income from discontinued operations, net of tax	188	13	6	–	–	169	7	–

Net income/(loss)	3,304	1,554	(1,597)	113	–	5,412	(2,127)	–

Less net income/(loss) attributable to noncontrolling interests	950	(17)	(336)	–	–	(519)	67	–

Net income/(loss) attributable to shareholders	2,354	1,571	(1,261)	50	–	5,931	(2,194)	–

of which from continuing operations	2,166	1,558	(1,267)	39	–	5,762	(2,201)	–

of which from discontinued operations	188	13	6	–	–	169	7	–

Basic earnings per share (CHF)

Basic earnings/(loss) per share from continuing operations	1.73	1.19	(1.23)	45	–	4.55	(2.32)	–

Basic earnings per share from discontinued operations	0.15	0.01	0.01	–	–	0.14	0.01	–

Basic earnings/(loss) per share	1.88	1.20	(1.22)	57	–	4.69	(2.31)	–

Diluted earnings per share (CHF)

Diluted earnings/(loss) per share from continuing operations	1.67	1.17	(1.23)	43	–	4.46	(2.32)	–

Diluted earnings per share from discontinued operations	0.14	0.01	0.01	–	–	0.13	0.01	–

Diluted earnings/(loss) per share	1.81	1.18	(1.22)	53	–	4.59	(2.31)	–

Consolidated balance sheets (unaudited)

				end of			% change

	3Q09	2Q09	4Q08	3Q08	QoQ	Ytd	YoY

Assets (CHF million)

Cash and due from banks	48,865	55,278	90,035	46,596	(12)	(46)	5

Interest-bearing deposits with banks	1,244	1,865	2,012	3,066	(33)	(38)	(59)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	221,908	240,084	269,028	335,474	(8)	(18)	(34)

of which reported at fair value	133,808	150,809	164,743	183,815	(11)	(19)	(27)

Securities received as collateral, at fair value	41,185	33,901	29,454	43,837	21	40	(6)

of which encumbered	27,821	22,639	16,665	30,268	23	67	(8)

Trading assets, at fair value	331,922	333,860	342,778	443,264	(1)	(3)	(25)

of which encumbered	104,506	102,196	69,921	116,587	2	49	(10)

Investment securities	12,267	13,918	13,823	13,220	(12)	(11)	(7)

of which reported at fair value	11,371	12,585	13,019	12,955	(10)	(13)	(12)

of which encumbered	0	0	0	20	–	–	(100)

Other investments	27,623	27,015	27,002	33,855	2	2	(18)

of which reported at fair value	25,083	24,940	24,866	28,713	1	1	(13)

Net loans	242,186	243,191	235,797	248,659	0	3	(3)

of which reported at fair value	37,685	39,126	32,314	36,194	(4)	17	4

of which allowance for loan losses	(1,434)	(1,545)	(1,639)	(1,315)	(7)	(13)	9

Premises and equipment	6,451	6,474	6,350	6,439	0	2	0

Goodwill	9,312	9,609	9,330	10,669	(3)	0	(13)

Other intangible assets	359	383	423	568	(6)	(15)	(37)

of which reported at fair value	46	61	113	119	(25)	(59)	(61)

Brokerage receivables	47,571	48,469	57,498	116,407	(2)	(17)	(59)

Other assets	73,315	77,820	85,797	91,545	(6)	(15)	(20)

of which reported at fair value	31,863	31,393	34,086	44,304	1	(7)	(28)

of which encumbered	2,392	2,832	3,329	4,456	(16)	(28)	(46)

Assets of discontinued operations held-for-sale	0	1,037	1,023	0	(100)	(100)	–

Total assets	1,064,208	1,092,904	1,170,350	1,393,599	(3)	(9)	(24)

Consolidated balance sheets (unaudited)

				end of			% change

	3Q09	2Q09	4Q08	3Q08	QoQ	Ytd	YoY

Liabilities and equity (CHF million)

Due to banks	41,423	42,589	58,183	76,846	(3)	(29)	(46)

of which reported at fair value	5,103	4,287	3,364	3,572	19	52	43

Customer deposits	286,073	295,349	296,986	312,593	(3)	(4)	(8)

of which reported at fair value	2,855	2,757	2,538	3,523	4	12	(19)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	180,151	214,431	243,370	293,975	(16)	(26)	(39)

of which reported at fair value	129,302	153,422	174,975	184,814	(16)	(26)	(30)

Obligation to return securities received as collateral, at fair value	41,185	33,901	29,454	43,837	21	40	(6)

Trading liabilities, at fair value	148,913	136,331	154,465	187,271	9	(4)	(20)

Short-term borrowings	8,177	10,511	10,964	11,734	(22)	(25)	(30)

of which reported at fair value	4,392	4,974	2,545	4,377	(12)	73	0

Long-term debt	165,977	160,449	150,714	165,038	3	10	1

of which reported at fair value	79,090	78,941	79,456	99,371	0	0	(20)

Brokerage payables	63,832	72,802	93,323	147,104	(12)	(32)	(57)

Other liabilities	75,436	74,875	84,798	97,503	1	(11)	(23)

of which reported at fair value	32,242	28,743	24,362	27,573	12	32	17

Liabilities of discontinued operations held-for-sale	27	847	872	0	(97)	(97)	–

Total liabilities	1,011,194	1,042,085	1,123,129	1,335,901	(3)	(10)	(24)

Common shares	47	47	47	45	0	0	4

Additional paid-in capital	25,424	24,721	25,166	25,346	3	1	0

Retained earnings	24,527	22,173	18,780	25,472	11	31	(4)

Treasury shares, at cost	(641)	(554)	(752)	(5,281)	16	(15)	(88)

Accumulated other comprehensive income/(loss)	(11,166)	(10,039)	(10,939)	(6,559)	11	2	70

Total shareholders' equity	38,191	36,348	32,302	39,023	5	18	(2)

Noncontrolling interests	14,823	14,471	14,919	18,675	2	(1)	(21)

Total equity	53,014	50,819	47,221	57,698	4	12	(8)

Total liabilities and equity	1,064,208	1,092,904	1,170,350	1,393,599	(3)	(9)	(24)

				end of			% change

	3Q09	2Q09	4Q08	3Q08	QoQ	Ytd	YoY

Additional share information

Par value (CHF)	0.04	0.04	0.04	0.04	0	0	0

Authorized shares (million)	1,470.2	1,470.3	1,309.5	1,309.5	0	12	12

Issued shares (million)	1,185.0	1,184.8	1,184.6	1,134.2	0	0	4

Repurchased shares (million)	(14.6)	(13.2)	(20.7)	(92.8)	11	(29)	(84)

Shares outstanding (million)	1,170.4	1,171.6	1,163.9	1,041.4	0	1	12

Consolidated statements of changes in equity (unaudited)

						Attributable to shareholders

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity	Number of common shares outstanding

9M09 (CHF million)

Balance at beginning of period	47	25,166	18,780	(752)	(10,939)	32,302	14,919	47,221	1,163,892,033	[1]

Purchase of subsidiary shares from noncontrolling interests, changing ownership	–	–	–	–	–	–	(7)	(7)	–

Purchase of subsidiary shares from noncontrolling interests, not changing ownership [2,3]	–	–	–	–	–	–	(318)	(318)	–

Sale of subsidiary shares to noncontrolling interests, changing ownership	–	(1)	–	–	–	(1)	5	4	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership [3]	–	–	–	–	–	–	1,025	1,025	–

Net income/(loss)	–	–	5,931	–	–	5,931	(519)	5,412	–

Gains/(losses) on cash flow hedges	–	–	–	–	97	97	–	97	–

Foreign currency translation	–	–	–	–	(440)	(440)	(125)	(565)	–

Unrealized gains/(losses) on securities	–	–	–	–	82	82	–	82	–

Actuarial gains/(losses)	–	–	–	–	14	14	–	14	–

Net prior service cost	–	–	–	–	20	20	–	20	–

Total other comprehensive income/(loss), net of tax	–	–	–	–	(227)	(227)	(125)	(352)	–

Issuance of common shares	–	13	–	–	–	13	–	13	356,802

Sale of treasury shares	–	148	–	12,047	–	12,195	–	12,195	288,817,266

Repurchase of treasury shares	–	–	–	(12,717)	–	(12,717)	–	(12,717)	(307,262,477)

Share-based compensation, net of tax	–	167	–	781	–	948	–	948	24,567,616

Derivatives indexed to own shares [4]	–	(109)	–	–	–	(109)	–	(109)	–

Cash dividends paid	–	–	(184)	–	–	(184)	(120)	(304)	–

Change in scope of consolidation	–	–	–	–	–	–	(90)	(90)	–

Other	–	40	–	–	–	40	53	93	–

Balance at end of period	47	25,424	24,527	(641)	(11,166)	38,191	14,823	53,014	1,170,371,240	[5]

1 At par value CHF 0.04 each, fully paid, net of 20,743,620 treasury shares. In addition to the treasury shares, a maximum of 124,843,275 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders. 2 Distributions to owners in funds include the return of original capital invested and any related dividends. 3 The split between ownership changes and not ownership changes related to fund activity are displayed under not changing ownership. 4 The Group has purchased certain call options on its own shares to economically hedge all or a portion of the leverage element of the Incentive Share Units granted to the employees during 9M09. In accordance with US GAAP, these call options are designated as equity instruments and, as such, are initially recognized in shareholders' equity at their fair values and not subsequently remeasured. 5 At par value CHF 0.04 each, fully paid, net of 14,621,215 treasury shares. In addition to the treasury shares, a maximum of 285,257,080 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.

Consolidated statements of changes in equity (unaudited)

						Attributable to shareholders

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity	Number of common shares outstanding

9M08 (CHF million)

Balance at beginning of period	46	24,553	33,670	(9,378)	(5,692)	43,199	16,640	59,839	1,020,627,855

Purchase of subsidiary shares from noncontrolling interests, changing ownership	–	–	–	–	–	–	(47)	(47)	–

Purchase of subsidiary shares from noncontrolling interests, not changing ownership	–	–	–	–	–	–	(1,210)	(1,210)	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	1,399	1,399	–

Net income/(loss)	–	–	(2,194)	–	–	(2,194)	67	(2,127)	–

Gains/(losses) on cash flow hedges	–	–	–	–	(21)	(21)	–	(21)	–

Foreign currency translation	–	–	–	–	(871)	(871)	(108)	(979)	–

Unrealized gains/(losses) on securities	–	–	–	–	6	6	–	6	–

Actuarial gains/(losses)	–	–	–	–	6	6	–	6	–

Net prior service cost	–	–	–	–	13	13	–	13	–

Total other comprehensive income/(loss), net of tax	–	–	–	–	(867)	(867)	(108)	(975)	–

Issuance of common shares	1	1,115	–	–	–	1,116	–	1,116	21,426,758

Cancellation of repurchased shares	(2)	(884)	(3,237)	4,123	–	–	–	–	–

Sale of treasury shares	–	(43)	–	19,048	–	19,005	–	19,005	361,550,704

Repurchase of treasury shares	–	–	–	(19,274)	–	(19,274)	–	(19,274)	(365,507,344)

Share-based compensation, net of tax	–	751	–	200	–	951	–	951	3,305,078

Derivatives indexed to own shares	–	(146)	–	–	–	(146)	–	(146)	–

Cash dividends paid	–	–	(2,767)	–	–	(2,767)	(111)	(2,878)	–

Change in scope of consolidation	–	–	–	–	–	–	2,048	2,048	–

Other	–	–	–	–	–	–	(3)	(3)	–

Balance at end of period	45	25,346	25,472	(5,281)	(6,559)	39,023	18,675	57,698	1,041,403,051

Comprehensive income (unaudited)

			in		% change		in	% change

	3Q09	2Q09	3Q08	QoQ	YoY	9M09	9M08	YoY

Comprehensive income (CHF million)

Net income/(loss)	3,304	1,554	(1,597)	113	–	5,412	(2,127)	–

Other comprehensive income/(loss), net of tax	(1,703)	(1,286)	3,495	32	–	(352)	(975)	(64)

Comprehensive income/(loss)	1,601	268	1,898	497	(16)	5,060	(3,102)	–

Comprehensive income/(loss) attributable to noncontrolling interests	374	(574)	1,128	–	(67)	(644)	(41)	–

Comprehensive income/(loss) attributable to shareholders	1,227	842	770	46	59	5,704	(3,061)	–

Consolidated statements of cash flows (unaudited)

		in	% change

	9M09	9M08	YoY

Operating activities of continuing operations (CHF million)

Net income/(loss)	5,412	(2,127)	–

Less net income/(loss) attributable to noncontrolling interests	(519)	67	–

Net income/(loss) attributable to shareholders	5,931	(2,194)	–

(Income)/loss from discontinued operations attributable to shareholders, net of tax	(169)	(7)	–

Income/(loss) from continuing operations attributable to shareholders	5,762	(2,201)	–

Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)

Impairment, depreciation and amortization	799	703	14

Provision for credit losses	546	327	67

Deferred tax provision/(benefit)	769	(1,704)	–

Share of net income from equity method investments	16	17	(6)

Trading assets and liabilities, net	459	63,540	(99)

(Increase)/decrease in other assets	19,000	(53,907)	–

Increase/(decrease) in other liabilities	(35,333)	85,015	–

Other, net	4,100	(5,957)	–

Total adjustments	(9,644)	88,034	–

Net cash provided by/(used in) operating activities of continuing operations	(3,882)	85,833	–

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	636	386	65

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	43,712	(39,621)	–

Purchase of investment securities	(1,190)	(818)	45

Proceeds from sale of investment securities	607	54	–

Maturities of investment securities	2,901	2,628	10

Investments in subsidiaries and other investments	(1,251)	(6,167)	(80)

Proceeds from sale of other investments	1,612	1,975	(18)

(Increase)/decrease in loans	(120)	(11,405)	(99)

Proceeds from sales of loans	713	523	36

Capital expenditures for premises and equipment and other intangible assets	(914)	(986)	(7)

Proceeds from sale of premises and equipment and other intangible assets	3	40	(93)

Other, net	170	79	115

Net cash provided by/(used in) investing activities of continuing operations	46,879	(53,312)	–

Consolidated statements of cash flows (unaudited) (continued)

		in	% change

	9M09	9M08	YoY

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	(25,877)	(34,514)	(25)

Increase/(decrease) in short-term borrowings	4,892	(7,481)	–

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(59,606)	(5,548)	–

Issuances of long-term debt	47,575	79,851	(40)

Repayments of long-term debt	(49,364)	(58,756)	(16)

Issuances of common shares	13	1,116	(99)

Sale of treasury shares	12,195	19,005	(36)

Repurchase of treasury shares	(12,717)	(19,274)	(34)

Dividends paid/capital repayments	(304)	(2,878)	(89)

Other, net	(756)	3,148	–

Net cash provided by/(used in) financing activities of continuing operations	(83,949)	(25,331)	231

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(218)	973	–

Net cash provided by/(used in) discontinued operations (CHF million)

Net cash provided by/(used in) operating activities of discontinued operations	0	(26)	100

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	(41,170)	8,137	–

Cash and due from banks at beginning of period	90,035	38,459	134

Cash and due from banks at end of period	48,865	46,596	5

Supplemental cash flow information (unaudited)

		in	% change

	9M09	9M08	YoY

Cash paid for income taxes and interest (CHF million)

Cash paid for income taxes	955	1,573	(39)

Cash paid for interest	15,924	33,277	(52)

Assets acquired and liabilities assumed in business acquisitions (CHF million)

Fair value of assets acquired	0	383	(100)

Fair value of liabilities assumed	0	23	(100)

Assets and liabilities sold in business divestitures (CHF million)

Assets sold	869	0	–

Liabilities sold	799	0	–

Notes to the condensed consolidated financial statements – unaudited
Note 1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group AG (the Group) are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the US GAAP consolidated financial statements and notes thereto for the year ended December 31, 2008, included in the Credit Suisse Annual Report 2008. For a description of the Group’s significant accounting policies, refer to Note 1 – Summary of significant accounting policies in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2008.

Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The presentation of period over period change, the 2Q09 consolidated statements of operations and consolidated balance sheet and the 3Q08 consolidated balance sheet have been added for convenience of the reader and are not a required presentation under US GAAP. The results of operations for interim periods are not indicative of results for the entire year.

In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FASB establishes Accounting Standards Codification
In June 2009, the Financial Accounting Standards Board (FASB) established the FASB Accounting Standards Codification (Codification or ASC) as the single authoritative source of US GAAP. The Codification became effective July 1, 2009 and supersedes all existing non-SEC accounting and reporting standards. Under the Codification, the FASB will not issue new accounting standards in the form of Standards, FASB Staff Positions or Emerging Issues Task Force Abstracts. The FASB will issue Accounting Standards Updates (ASU) which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification. United States (US) Securities and Exchange Commission (SEC) rules and interpretive releases remain in force for SEC registrants.

The Codification is not intended to change US GAAP, but it will change the manner in which authoritative accounting guidance is organized, presented and referenced. These financial statements reflect these changes in referencing practice by now referring only to the Codification topics, and not to the previously referenced standards.

Recently adopted accounting standards
The following provides the most relevant recently adopted accounting standards. For a complete description of recently adopted accounting standards, refer to Note 2 – Recently issued accounting standards in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2008.

ASC Topic 260 – Earnings Per Share
In June 2008, the FASB provided guidance for when certain instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in computing earnings per share under the two class method.

The Group adopted the guidance as of January 1, 2009. All prior-period earnings per share data presented has been adjusted retrospectively to conform with the provisions of the guidance.
ASC Topic 320 – Investments – Debt and Equity Securities
In April 2009, the FASB updated accounting guidance regarding recognition and presentation of other-than-temporary impairments. The update amends the other-than-temporary impairment guidance in US GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements.

The guidance was effective for interim and annual reporting periods ending after June 15, 2009. The adoption of the guidance did not have a material impact on the Group’s financial condition, results of operations or cash flows. For further information, refer to Note 13 – Investment securities.

In April 2009, the SEC issued Staff Accounting Bulletin (SAB) No. 111, “Miscellaneous Accounting – Other Than Temporary Impairment of Certain Investments in Equity Securities” (SAB 111). SAB 111 addresses the guidance provided the Accounting Standards Update regarding other-than-temporary impairments, and maintains the SEC staff’s views as to whether an impairment of an equity security is other-than-temporary.

SAB 111 was effective for interim and annual reporting periods ending after June 15, 2009. The adoption of SAB 111 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

ASC Topic 325 – Investments – Other
In January 2009, the FASB amended guidance regarding impairments to achieve a more consistent determination of whether an other-than-temporary impairment has occurred for beneficial interests purchased or held by a transferor in securitized financial assets. The update also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements in Topic 320 – Investments – Debt and Equity Securities, and other related guidance.

The Group adopted the guidance on December 31, 2008. The adoption of the guidance did not have an impact on the Group’s financial condition, results of operations or cash flows.
ASC Topic 715 – Compensation – Retirement Benefits
In December 2008, the FASB expanded the disclosure requirements regarding the plan assets of a defined benefit pension or other postretirement plan. The additional disclosures required by the update for each annual period include:

(i) how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies;
(ii) the major categories of plan assets;
(iii) the inputs and valuation techniques used to measure the fair value of plan assets;
(iv) the effect of fair value measurements using significant unobservable inputs, (Level 3) on changes in plan assets for the period; and
(v) significant concentrations of risk within plan assets.
The disclosure requirements of the guidance are required for fiscal years ending after December 15, 2009.
The Group adopted the guidance as of January 1, 2009. The guidance mandates additional disclosures and, as such, did not have an impact on the Group’s financial position, results of operations or cash flows.

ASC Topic 805 – Business Combinations
In April 2009, the FASB issued guidance to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination.

The guidance was effective for assets and liabilities arising from contingencies in business combinations from January 1, 2009. The adoption of the guidance did not have a material impact on the Group’s financial condition, results of operations or cash flows.

In December 2007, the FASB updated accounting guidance regarding business combinations to require an acquiring entity to recognize all assets acquired, liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date, at their fair values as of that date.

The guidance also requires substantial new disclosures and will change the accounting treatment for the recognition of acquisition costs, restructuring costs and in-process research and development as well as the recognition and subsequent measurement of acquired contingent liabilities.

The Group has applied the guidance prospectively to business combinations that occurred after January 1, 2009 and there was no impact arising from the exception for income taxes that was applicable to business combinations consummated prior to January 1, 2009.

ASC Topic 810 – Consolidation
In December 2007, the FASB issued guidance to establish accounting and reporting standards for a noncontrolling interest in a subsidiary and for deconsolidation of a subsidiary.
The guidance requires the recognition of a noncontrolling interest as equity in the consolidated financial statements and separate from the parent’s equity. In addition, net income attributable to the noncontrolling interest must be included in consolidated net income on the face of the income statement. The guidance clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. The guidance has additional disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners.

The Group adopted the presentation and transaction guidance of the update as of January 1, 2009.
ASC Topic 815 – Derivatives and Hedging
In September 2008, the FASB issued guidance to require sellers of credit derivatives to disclose information about credit derivatives, hybrid instruments that have embedded credit derivatives and guarantees. These disclosures include the nature and term of the credit derivative, the maximum potential of future payments the seller could be required to make under the credit derivative, the fair value of the credit derivative and the nature of any recourse provisions that would enable the seller to recover from third parties any amounts paid under the credit derivative. For a guarantee, the disclosure should include the status of the payment and performance risk of the instrument.

The Group adopted the disclosure requirements of the guidance on December 31, 2008. For further information, refer to Note 21 – Derivatives and hedging activities.
In June 2008, the FASB issued guidance to require an entity to evaluate whether an equity-linked financial instrument is indexed to its own stock using a two step approach. The first step requires entities to evaluate the instrument’s contingent exercise provisions, if any. The second step requires entities to evaluate the instrument’s settlement provisions.

The Group adopted the guidance as of January 1, 2009. Adoption of the guidance did not have a material impact on the Group’s financial condition, results of operations or cash flows.
In March 2008, the FASB amended and expanded the disclosure requirements for derivative instruments and hedging activities with the intent to provide users of financial statements with an enhanced understanding of: i) how and why an entity uses derivative instruments; ii) how derivative instruments and related hedge items are accounted for under the Codification; and iii) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows.

The update requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and credit-risk-related contingent features in derivative agreements.

The update encourages but does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In years after initial adoption, the update requires comparative disclosures only for periods subsequent to initial adoption. The update mandates additional disclosures and, as such, will not impact the Group’s financial position, results of operations or cash flows.

The Group adopted the update as of January 1, 2009. For further information, refer to Note 21 – Derivatives and hedging activities.
ASC Topic 820 – Fair Value Measurements and Disclosures
In April 2009, the FASB provided additional guidance regarding the determination of fair value when the volume and level of activity for an asset or liability have significantly decreased and for identifying transactions that are not orderly. The update has additional disclosure requirements.

The guidance was effective prospectively for interim and annual reporting periods ending after June 15, 2009. The adoption of the guidance did not have a material impact on the Group’s financial condition, results of operations or cash flows.

In October 2008, the FASB issued guidance to clarify the application of Topic 820 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active.

The guidance was effective upon issuance, including prior periods for which financial statements had not been issued. The adoption of the guidance did not have a material impact on the Group’s financial condition, results of operations or cash flows.

ASC Topic 825 – Financial Instruments
In April 2009, the FASB issued guidance to require disclosures for publicly traded companies about fair value of financial instruments for interim reporting periods as well as in annual financial statements.

The guidance was effective for interim reporting periods ending after June 15, 2009. The guidance mandates additional disclosures and, as such, did not impact the Group’s financial position, results of operations or cash flows.

ASC Topic 855 – Subsequent Events
In May 2009, the FASB updated accounting guidance regarding subsequent events. The update provides additional guidance on:
(i) the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements;

(ii) the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements; and
(iii) the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date.
The guidance was effective prospectively for interim and annual reporting periods ending after June 15, 2009. The adoption of the guidance did not have a material impact on the Group’s financial condition, results of operations or cash flows.

ASC Topic 860 – Transfers and Servicing
In December 2008, the FASB issued guidance to require public entities to provide additional disclosures about transfers of financial assets and their involvement with Variable Interest Entities.
The Group adopted the disclosure requirements of the guidance on December 31, 2008. For further information, refer to Note 23 – Transfers of financial assets and variable interest entities.
In February 2008, the FASB issued guidance regarding a repurchasing financing, which is a repurchase agreement that relates to a previously transferred financial asset between the same counterparties that is entered into contemporaneously with, or in contemplation of, the initial transfer. The guidance mandates that a transferor and transferee shall not separately account for a transfer of a financial asset and a related repurchase financing unless the two transactions have a valid and distinct business or economic purpose for being entered into separately and the repurchase financing does not result in the initial transferor regaining control over the financial asset. The guidance establishes a presumption that an initial transfer and a repurchase financing are linked unless certain criteria are met. If the criteria are not met, the initial transfer is not accounted for as a sale by the transferor and the repurchase financing is accounted for as a forward contract.

The Group applied the guidance to all prospective transactions as of January 1, 2009. The adoption of the guidance did not have a material impact on the Group’s financial condition, results of operations or cash flows.

Standards to be adopted in future periods
SFAS 166
In June 2009, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 166, “Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140” (SFAS 166). SFAS 166 requires additional disclosures about the transfer of financial assets, including securitization transactions, and continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a “qualifying special-purpose entity”. SFAS 166 also changes the requirements for derecognizing financial assets.

SFAS 166 is effective for annual reporting periods that begin after November 15, 2009 (that is, beginning January 1, 2010 for the Group), and for interim and annual reporting periods thereafter. As this standard applies to prospective transactions entered into after the effective date and generally relates to whether transactions will be recognized as sales or secured financings for accounting purposes but will not change the economics of the underlying transactions, the Group does not believe that its financial condition, results of operations and cash flows will be materially impacted by the adoption of SFAS 166.

SFAS 167
In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (SFAS 167). SFAS 167 changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. Under this newly issued standard, the determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity’s purpose and design and the reporting entity’s ability to direct the activities of the other entity that most significantly impacts the other entity’s economic performance.

SFAS 167 is effective for annual reporting periods that begin after November 15, 2009 (that is, beginning January 1, 2010 for the Group), and for interim and annual reporting periods thereafter.
The pro forma impact on incremental GAAP assets for those VIEs and former qualified special purpose entities (QSPEs) that are currently expected to be consolidated for accounting purposes as of January 1, 2010 (based on financial information as of September 30, 2009), reflecting our present understanding of the new requirements, would result in an increase of less than CHF 60 billion to our consolidated balance sheet. The consolidation of these entities will not have a significant impact on risk-weighted assets.

Upon consolidation, transactions between the Group and the formerly unconsolidated entities will become intercompany transactions and will be eliminated.
The actual impact of adopting the new accounting standards on January 1, 2010 could differ, reflecting financial information changes from September 30, 2009 estimates, changes in facts and circumstances and the resolution of uncertainties in the application of these new standards.

ASU 2009-05 “Measuring Liabilities at Fair Value”
In August 2009, the FASB issued ASU 2009-05, “Measuring Liabilities at Fair Value” (ASU 2009-05), an update to Topic 820 – Fair Value Measurements and Disclosures. ASU 2009-05 provides clarification on how a liability is to be measured when a quoted price in an active market for an identical liability is not available. In addition, the update provides clarification that a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of a liability.

ASU 2009-05 is effective for the first reporting period beginning after issuance of this update, however early application is permitted. The adoption of ASU 2009-05 is not expected to have a material impact on the Group’s financial condition, results of operations or cash flows.

ASU 2009-12 “Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent)”
In September 2009, the FASB issued ASU 2009-12, “Investments in Certain Entities that Calculate Net Asset Value per Share (or it’s Equivalent)” (ASU 2009-12), an update to Topic 820 – Fair Value Measurements and Disclosures. ASU 2009-12 permits, as a practical expedient, for an entity to measure the fair value of an investment that is within the scope of the update on the basis of the net asset value per share of the investment. The update also requires additional disclosures of investments within the scope of the update.

The update is effective for periods ending after December 15, 2009, with early application permitted. The Group is currently evaluating the impact of adopting ASU 2009-12.
Note 2 Business developments and subsequent events
Acquisitions and divestitures
For further information on divestitures, refer to Note 3 – Discontinued operations.
There were no significant acquisitions in 2009.
Subsequent events
For the purpose of issuing these financial statements, management evaluated events and transactions through to and including November 4, 2009. Based on these evaluations, no subsequent events were identified that require further recognition or disclosure.

Note 3 Discontinued operations
On December 31, 2008 the Group signed an agreement to sell part of its traditional investment strategies business in Asset Management to Aberdeen Asset Management. The transaction was completed with the final closing on July 1, 2009. The related gains on disposal of CHF 186 million and CHF 75 million in 3Q09 and 2Q09, respectively, represent gains from the deconsolidation of subsidiaries and include primarily valuation gains of CHF 207 million and CHF 21 million in 3Q09 and 2Q09, respectively, on Aberdeen shares received as part of the closings and the effect of a decrease in net assets transferred to Aberdeen. In return for the sale of these businesses, the Group acquired 240 million shares, resulting in a total interest in Aberdeen of 23.9% as of the end of 3Q09.

The results of operations of the business sold have been reflected in income from discontinued operations in the consolidated statements of operations for all periods presented. The assets and liabilities of the business sold have been presented as assets of discontinued operations held-for-sale and liabilities of discontinued operations held-for-sale, respectively, in the consolidated balance sheet beginning in 4Q08. Assets and liabilities are reclassified as held-for-sale in the period in which the disposal determination is made, and prior periods are not reclassified.

Income from discontinued operations

			in		% change		in	% change

	3Q09	2Q09	3Q08	QoQ	YoY	9M09	9M08	YoY

Income from discontinued operations (CHF million)

Net revenues	0	13	86	(100)	(100)	56	266	(79)

Total expenses	(7)	(74)	(78)	(91)	(91)	(167)	(257)	(35)

Income/(loss) from discontinued operations before taxes	(7)	(61)	8	(89)	–	(111)	9	–

Gain on disposal [1]	186	75	–	148	–	261	–	–

Income tax expense/(benefit)	(9)	1	2	–	–	(19)	2	–

Income from discontinued operations, net of tax	188	13	6	–	–	169	7	–

1 Represents net gains from the deconsolidation of subsidiaries in 3Q09, 2Q09 and 9M09, respectively. The Group did not retain any investment in the former subsidiaries.

Note 4 Segment reporting
Overview
The Group is a global financial services company domiciled in Switzerland. The Group’s business consists of three segments: Private Banking, Investment Banking and Asset Management. The three segments are complemented by Shared Services, which provides support in the areas of finance, operations, including human resources, legal and compliance, risk management and information technology.

The segment information reflects the Group’s reportable segments as follows:
– Private Banking offers comprehensive advice and a broad range of wealth management solutions, including pension planning, life insurance products, tax planning and wealth and inheritance advice, which are tailored to the needs of high-net-worth individuals worldwide. In Switzerland, it supplies banking products and services to individual clients, including affluent, high-net-worth and ultra-high-net-worth clients, and corporates and institutions in Switzerland.

– Investment Banking offers investment banking and securities products and services to corporate, institutional and government clients around the world. Its products and services include debt and equity underwriting, sales and trading, mergers and acquisitions advice, divestitures, corporate sales, restructuring and investment research.

– Asset Management offers integrated investment solutions and services to institutions, governments and private clients. It provides access to a wide range of investment classes, building on its global strengths in alternative investments and traditional investment strategies.

Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

Noncontrolling interest-related revenues and expenses resulting from the consolidation of certain private equity funds and other entities in which the Group does not have a significant economic interest in such revenues and expenses are reported as noncontrolling interests without significant economic interest. The consolidation of these entities does not affect net income attributable to shareholders as the amounts recorded in net revenues and total operating expenses are offset by corresponding amounts reported as noncontrolling interests. In addition, our tax expense is not affected by these revenues and expenses.

Revenue sharing and cost allocation
Responsibility for each product is allocated to a segment, which records all related revenues and expenses. Revenue-sharing and service level agreements govern the compensation received by one segment for generating revenue or providing services on behalf of another. These agreements are negotiated periodically by the relevant segments on a product-by-product basis.

The aim of revenue-sharing and cost allocation agreements is to reflect the pricing structure of unrelated third-party transactions.
Corporate services and business support in finance, operations, including human resources, legal and compliance, risk management and information technology are provided by the Shared Services area. Shared Services costs are allocated to the segments and Corporate Center based on their requirements and other relevant measures.

Funding
Credit Suisse centrally manages its funding activities. New securities for funding and capital purposes are issued primarily by the Bank. The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to capitalize on opportunities. Capital is distributed to the segments considering factors such as regulatory capital requirements, utilized economic capital and the historic and future potential return on capital.

Transfer pricing, using market rates, is used to record interest income and expense in each of the segments for this capital and funding. The Group’s funds transfer pricing system is designed to allocate to its businesses funding costs in a way that incentivizes their efficient use of funding. The Group’s funds transfer pricing system is an essential tool that allocates to the businesses the short-term and long-term costs of funding their balance sheet and the costs associated with funding balance sheet items, such as goodwill, which are beyond the control of individual businesses. This is of greater importance in a stressed capital markets environment where raising funds is more challenging and expensive. Under this system, the Group’s businesses are also credited to the extent they provide long-term stable funding.

Taxes
The Group’s segments are managed and reported on a pre-tax basis.
Net revenues and income/(loss) before taxes

			in		% change		in	% change

	3Q09	2Q09	3Q08	QoQ	YoY	9M09	9M08	YoY

Net revenues (CHF million)

Private Banking	2,833	2,951	3,148	(4)	(10)	8,662	9,768	(11)

Investment Banking	5,046	6,011	(555)	(16)	–	17,499	2,647	–

Asset Management	765	434	374	76	105	1,205	988	22

Corporate Center	273	(786)	56	–	388	(282)	289	–

Noncontrolling interests without significant economic interest	953	(7)	(339)	–	–	(505)	44	–

Net revenues	9,870	8,603	2,684	15	268	26,579	13,736	93

Income/(loss) from continuing operations before taxes (CHF million)

Private Banking	867	935	789	(7)	10	2,794	3,333	(16)

Investment Banking	1,746	1,655	(3,213)	5	–	5,815	(6,332)	–

Asset Management	311	55	(109)	465	–	(124)	(529)	(77)

Corporate Center	(304)	(1,081)	32	(72)	–	(1,247)	25	–

Noncontrolling interests without significant economic interest	923	(57)	(365)	–	–	(621)	(52)	–

Income/(loss) from continuing operations before taxes	3,543	1,507	(2,866)	135	–	6,617	(3,555)	–

Total assets

				end of			% change

	3Q09	2Q09	4Q08	3Q08	QoQ	Ytd	YoY

Total assets (CHF million)

Private Banking	350,867	367,693	374,771	394,644	(5)	(6)	(11)

Investment Banking	846,960	883,014	976,713	1,180,743	(4)	(13)	(28)

Asset Management	19,484	16,557	21,580	24,210	18	(10)	(20)

Corporate Center	(166,723)	(188,171)	(217,147)	(224,117)	(11)	(23)	(26)

Noncontrolling interests without significant economic interest	13,620	13,811	14,433	18,119	(1)	(6)	(25)

Total assets	1,064,208	1,092,904	1,170,350	1,393,599	(3)	(9)	(24)

Note 5 Net interest income
			in		% change		in	% change

	3Q09	2Q09	3Q08	QoQ	YoY	9M09	9M08	YoY

Net interest income (CHF million)

Loans	1,480	1,628	2,209	(9)	(33)	4,819	6,737	(28)

Investment securities	46	66	168	(30)	(73)	208	497	(58)

Trading assets	2,782	4,612	4,345	(40)	(36)	10,529	14,500	(27)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	557	843	3,611	(34)	(85)	2,567	10,905	(76)

Other	475	619	1,522	(23)	(69)	1,916	5,031	(62)

Interest and dividend income	5,340	7,768	11,855	(31)	(55)	20,039	37,670	(47)

Deposits	(612)	(778)	(2,343)	(21)	(74)	(2,451)	(8,073)	(70)

Short-term borrowings	(83)	(66)	(99)	26	(16)	(227)	(397)	(43)

Trading liabilities	(1,263)	(3,511)	(1,894)	(64)	(33)	(6,111)	(7,051)	(13)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(362)	(778)	(3,525)	(53)	(90)	(1,938)	(10,686)	(82)

Long-term debt	(1,227)	(1,285)	(1,340)	(5)	(8)	(3,867)	(3,523)	10

Other	(74)	(130)	(734)	(43)	(90)	(468)	(2,060)	(77)

Interest expense	(3,621)	(6,548)	(9,935)	(45)	(64)	(15,062)	(31,790)	(53)

Net interest income	1,719	1,220	1,920	41	(10)	4,977	5,880	(15)

Note 6 Commissions and fees
			in		% change		in	% change

	3Q09	2Q09	3Q08	QoQ	YoY	9M09	9M08	YoY

Commissions and fees (CHF million)

Lending business	211	256	213	(18)	(1)	769	694	11

Investment and portfolio management	1,020	1,004	1,369	2	(25)	3,041	4,200	(28)

Other securities business	28	36	53	(22)	(47)	109	163	(33)

Fiduciary	1,048	1,040	1,422	1	(26)	3,150	4,363	(28)

Underwriting	665	743	190	(10)	250	1,651	852	94

Brokerage	1,048	1,108	1,227	(5)	(15)	3,062	3,807	(20)

Underwriting and brokerage	1,713	1,851	1,417	(7)	21	4,713	4,659	1

Other customer services	341	395	621	(14)	(45)	1,176	1,915	(39)

Commissions and fees	3,313	3,542	3,673	(6)	(10)	9,808	11,631	(16)

Note 7 Other revenues
			in		% change		in	% change

	3Q09	2Q09	3Q08	QoQ	YoY	9M09	9M08	YoY

Other revenues (CHF million)

Noncontrolling interests without significant economic interest	921	(45)	(401)	–	–	(633)	(121)	423

Loans held-for-sale	(132)	(49)	(179)	169	(26)	(266)	(648)	(59)

Long-lived assets held-for-sale	36	5	32	–	13	42	39	8

Equity method investments	35	22	(72)	59	–	71	(40)	–

Other investments	339	511	(114)	(34)	–	518	(174)	–

Other	150	180	91	(17)	65	459	313	47

Other revenues	1,349	624	(643)	116	–	191	(631)	–

Note 8 Provision for credit losses
			in		% change		in	% change

	3Q09	2Q09	3Q08	QoQ	YoY	9M09	9M08	YoY

Provision for credit losses (CHF million)

Allowance for loan losses	17	193	94	(91)	(82)	328	164	100

Provisions for lending-related and other exposures	36	117	37	(69)	(3)	218	163	34

Provision for credit losses	53	310	131	(83)	(60)	546	327	67

Note 9 Compensation and benefits
			in		% change		in	% change

	3Q09	2Q09	3Q08	QoQ	YoY	9M09	9M08	YoY

Compensation and benefits (CHF million)

Salaries and variable compensation	3,478	3,933	2,598	(12)	34	11,276	9,070	24

Social security	226	291	176	(22)	28	802	604	33

Other	137	141	177	(3)	(23)	468	553	(15)

Compensation and benefits	3,841	4,365	2,951	(12)	30	12,546	10,227	23

Note 10 General and administrative expenses
			in		% change		in	% change

	3Q09	2Q09	3Q08	QoQ	YoY	9M09	9M08	YoY

General and administrative expenses (CHF million)

Occupancy expenses	298	300	290	(1)	3	892	842	6

IT, machinery, etc.	299	291	278	3	8	884	818	8

Provisions and losses	354	447	354	(21)	0	929	315	195

Travel and entertainment	102	101	143	1	(29)	300	440	(32)

Professional services	472	409	494	15	(4)	1,239	1,475	(16)

Amortization and impairment of other intangible assets	11	11	15	0	(27)	32	49	(35)

Other	399	360	356	11	12	1,127	1,097	3

General and administrative expenses	1,935	1,919	1,930	1	0	5,403	5,036	7

Note 11 Earnings per share
			in			% change		in		% change

	3Q09	2Q09	3Q08		QoQ	YoY	9M09	9M08		YoY

Net income attributable to shareholders (CHF million)

Income/(loss) from continuing operations	2,166	1,558	(1,267)		39	–	5,762	(2,201)		–

Income from discontinued operations, net of tax	188	13	6		–	–	169	7		–

Net income/(loss) attributable to shareholders	2,354	1,571	(1,261)		50	–	5,931	(2,194)		–

Preferred securities dividends	–	(67)	–		100	–	(67)	–		–

Net income/(loss) attributable to shareholders for basic earnings per share	2,354	1,504	(1,261)		57	–	5,864	(2,194)		–

Available for common shares	2,215	1,411	(1,261)		57	–	5,502	(2,376)		–

Available for unvested share-based payment awards [1]	139	93	0		49	–	362	182		99

Net income/(loss) attributable to shareholders for diluted earnings per share	2,354	1,504	(1,261)		57	–	5,864	(2,194)		–

Available for common shares	2,221	1,413	(1,261)		57	–	5,510	(2,376)		–

Available for unvested share-based payment awards [1]	133	91	0		46	–	354	182		95

Weighted-average shares outstanding (million)

Weighted-average shares outstanding for basic earnings per share available for common shares	1,176.7	1,173.8	1,034.1		0	14	1,173.9	1,029.0		14

Dilutive share options and warrants	7.1	5.8	0.0		22	–	6.0	0.0		–

Dilutive share awards	45.9	17.7	0.0		159	–	21.2	0.0		–

Weighted-average shares outstanding for diluted earnings per share available for common shares [2]	1,229.7	1,197.3	1,034.1	[3]	3	19	1,201.1	1,029.0	[3]	17

Weighted-average shares outstanding for basic/ diluted earnings per share available for unvested share-based payment awards	73.8	78.3	78.2		(6)	(6)	77.5	75.0		3

Basic earnings per share available for common shares (CHF)

Basic earnings/(loss) per share from continuing operations	1.73	1.19	(1.23)		45	–	4.55	(2.32)		–

Basic earnings per share from discontinued operations	0.15	0.01	0.01		–	–	0.14	0.01		–

Basic earnings/(loss) per share available for common shares	1.88	1.20	(1.22)		57	–	4.69	(2.31)		–

Diluted earnings per share available for common shares (CHF)

Diluted earnings/(loss) per share from continuing operations	1.67	1.17	(1.23)		43	–	4.46	(2.32)		–

Diluted earnings per share from discontinued operations	0.14	0.01	0.01		–	–	0.13	0.01		–

Diluted earnings/(loss) per share available for common shares	1.81	1.18	(1.22)		53	–	4.59	(2.31)		–

1 Losses are not allocated to unvested share-based payment awards. 2 Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 53.4 million, 54.2 million, 70.5 million, 57.6 million and 65.3 million for 3Q09, 2Q09, 3Q08, 9M09 and 9M08, respectively. 3 Due to the net loss in 3Q08 and 9M08, 4.7 million and 6.8 million, respectively, weighted-average share options and warrants outstanding and 23.6 million and 25.2 million, respectively, weighted-average share awards outstanding, were excluded from the diluted earnings per share calculation, as the effect would be antidilutive.

Note 12 Trading assets and liabilities
				end of			% change

	3Q09	2Q09	4Q08	3Q08	QoQ	Ytd	YoY

Trading assets (CHF million)

Debt securities	165,489	176,843	153,259	182,874	(6)	8	(10)

Equity securities [1]	89,493	75,495	73,145	144,301	19	22	(38)

Derivative instruments [2]	63,536	69,333	105,275	98,063	(8)	(40)	(35)

Other	13,404	12,189	11,099	18,026	10	21	(26)

Trading assets	331,922	333,860	342,778	443,264	(1)	(3)	(25)

Trading liabilities (CHF million)

Short positions	88,253	74,577	60,016	108,966	18	47	(19)

Derivative instruments [2]	60,660	61,754	94,449	78,305	(2)	(36)	(23)

Trading liabilities	148,913	136,331	154,465	187,271	9	(4)	(20)

1 Including convertible bonds. 2 Amounts shown net of cash collateral receivables and payables.

Cash collateral on derivative instruments

				end of			% change

	3Q09	2Q09	4Q08	3Q08	QoQ	Ytd	YoY

Cash collateral receivables (CHF million)

Receivables netted against derivative positions	38,305	41,725	51,737	26,133	(8)	(26)	47

Receivables not netted [1]	15,732	15,975	16,994	10,973	(2)	(7)	43

Total	54,037	57,700	68,731	37,106	(6)	(21)	46

Cash collateral payables (CHF million)

Payables netted against derivative positions	32,330	30,855	36,176	15,799	5	(11)	105

Payables not netted [1]	18,799	19,775	27,699	35,522	(5)	(32)	(47)

Total	51,129	50,630	63,875	51,321	1	(20)	0

1 Recorded as cash collateral on derivative instruments in Note 15 - Other assets and liabilities.

Note 13 Investment securities
end of	3Q09	4Q08	% change Ytd

Investment securities (CHF million)

Debt securities held-to-maturity	896	804	11

Securities available-for-sale	11,371	13,019	(13)

Total investment securities	12,267	13,823	(11)

end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

3Q09 (CHF million)

Debt securities issued by foreign governments	867	1	0	868

Other debt securities	29	1	0	30

Debt securities held-to-maturity	896	2	0	898

Debt securities issued by the Swiss federal, cantonal or local governmental entities	293	14	0	307

Debt securities issued by foreign governments	9,024	302	1	9,325

Corporate debt securities	1,003	21	8	1,016

Collateralized debt obligations	400	17	0	417

Other debt securities	57	0	0	57

Debt securities available-for-sale	10,777	354	9	11,122

Banks, trust and insurance companies	205	31	0	236

Industry and all other	12	1	0	13

Equity securities available-for-sale	217	32	0	249

Securities available-for-sale	10,994	386	9	11,371

4Q08 (CHF million)

Debt securities issued by foreign governments	775	0	0	775

Other	29	0	1	28

Debt securities held-to-maturity	804	0	1	803

Debt securities issued by the Swiss federal, cantonal or local governmental entities	331	13	0	344

Debt securities issued by foreign governments	10,839	103	40	10,902

Corporate debt securities	1,398	7	30	1,375

Other	288	9	0	297

Debt securities available-for-sale	12,856	132	70	12,918

Equity securities available-for-sale	98	3	0	101

Securities available-for-sale	12,954	135	70	13,019

Gross unrealized losses on investment securities and the related fair value

		Less than 12 months		12 months or more		Total

end of	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses

3Q09 (CHF million)

Debt securities issued by foreign governments	0	0	29	1	29	1

Corporate debt securities	0	0	207	8	207	8

Debt securities available-for-sale	0	0	236	9	236	9

4Q08 (CHF million)

Debt securities held-to-maturity	28	1	0	0	28	1

Debt securities issued by foreign governments	0	0	5,090	40	5,090	40

Corporate debt securities	145	6	215	24	360	30

Debt securities available-for-sale	145	6	5,305	64	5,450	70

Management determined that the unrealized losses on debt securities are primarily attributable to general market interest rate, credit spread or exchange rate movements. No impairment charges were recorded as the Group does not intend to sell the investments and there is no indication that it will have to sell the investments before the recovery of their amortized cost bases.

Proceeds from sales, realized gains and realized losses from available-for-sale securities

in 9M09	Debt securities	Equity securities

Additional information (CHF million)

Proceeds from sales	585	22

Realized gains	6	4

Realized losses	(10)	0

Amortized cost, fair value and average yield of debt securities

			Debt securities held-to-maturity			Debt securities available-for-sale

end of	Amortized cost	Fair value	Average yield (in %)	Amortized cost	Fair value	Average yield (in %)

3Q09 (CHF million)

Due within 1 year	896	898	0.75	1,728	1,745	2.59

Due from 1 to 5 years	0	0	–	7,025	7,285	3.19

Due from 5 to 10 years	0	0	–	1,711	1,768	3.28

Due after 10 years	0	0	–	313	324	3.29

Total debt securities	896	898	0.75	10,777	11,122	3.11

Note 14 Loans
				end of			% change

	3Q09	2Q09	4Q08	3Q08	QoQ	Ytd	YoY

Loans (CHF million)

Banks	100	85	1	1	18	–	–

Commercial	43,539	44,978	44,370	44,055	(3)	(2)	(1)

Consumer	89,225	88,370	86,911	88,210	1	3	1

Public authorities	1,084	1,102	1,092	1,176	(2)	(1)	(8)

Lease financings	2,612	2,600	2,532	2,510	0	3	4

Switzerland	136,560	137,135	134,906	135,952	0	1	0

Banks	7,862	7,485	8,440	10,186	5	(7)	(23)

Commercial	75,097	76,636	70,384	74,837	(2)	7	0

Consumer	20,207	19,763	20,116	25,503	2	0	(21)

Public authorities	2,772	2,476	2,319	2,309	12	20	20

Lease financings	1,148	1,271	1,298	1,205	(10)	(12)	(5)

Foreign	107,086	107,631	102,557	114,040	(1)	4	(6)

Gross loans	243,646	244,766	237,463	249,992	0	3	(3)

Net (unearned income)/deferred expenses	(26)	(30)	(27)	(18)	(13)	(4)	44

Allowance for loan losses	(1,434)	(1,545)	(1,639)	(1,315)	(7)	(13)	9

Net loans	242,186	243,191	235,797	248,659	0	3	(3)

Impaired loan portfolio (CHF million)

Gross impaired loans	2,337	2,514	2,725	1,940	(7)	(14)	20

of which loans with a specific allowance	2,025	2,289	2,533	1,752	(12)	(20)	16

of which loans without a specific allowance	312	225	192	188	39	63	66

			in		% change		in	% change

	3Q09	2Q09	3Q08	QoQ	YoY	9M09	9M08	YoY

Allowance for loan losses (CHF million)

Balance at beginning of period	1,545	1,801	1,203	(14)	28	1,639	1,234	33

Net movements recognized in statements of operations	17	193	94	(91)	(82)	328	164	100

Gross write-offs	(137)	(428)	(38)	(68)	261	(617)	(169)	265

Recoveries	26	14	15	86	73	54	73	(26)

Net write-offs	(111)	(414)	(23)	(73)	383	(563)	(96)	486

Provisions for interest	15	8	8	88	88	41	12	242

Foreign currency translation impact and other adjustments, net	(32)	(43)	33	(26)	–	(11)	1	–

Balance at end of period	1,434	1,545	1,315	(7)	9	1,434	1,315	9

of which a specific allowance	993	1,070	876	(7)	13	993	876	13

of which an inherent credit loss allowance	441	475	439	(7)	0	441	439	0

Note 15 Other assets and liabilities
				end of			% change

	3Q09	2Q09	4Q08	3Q08	QoQ	Ytd	YoY

Other assets (CHF million)

Cash collateral on derivative instruments	15,732	15,975	16,994	10,973	(2)	(7)	43

Cash collateral on non-derivative transactions	1,975	2,435	3,152	4,464	(19)	(37)	(56)

Derivative instruments used for hedging	2,090	1,290	3,345	646	62	(38)	224

Assets held-for-sale	15,178	18,760	23,330	34,288	(19)	(35)	(56)

of which loans	15,071	18,624	23,166	34,065	(19)	(35)	(56)

of which real estate	93	119	164	223	(22)	(43)	(58)

Interest and fees receivable	5,718	6,514	7,515	9,935	(12)	(24)	(42)

Deferred tax assets	9,322	10,281	10,627	7,873	(9)	(12)	18

Prepaid expenses	1,178	1,398	533	608	(16)	121	94

Failed purchases	140	140	2,045	2,757	0	(93)	(95)

Other	21,982	21,027	18,256	20,001	5	20	10

Other assets	73,315	77,820	85,797	91,545	(6)	(15)	(20)

Other liabilities (CHF million)

Cash collateral on derivative instruments	18,799	19,775	27,699	35,522	(5)	(32)	(47)

Cash collateral on non-derivative transactions	183	481	1,333	3,469	(62)	(86)	(95)

Derivative instruments used for hedging	722	934	359	323	(23)	101	124

Provisions [1]	1,991	1,885	1,802	2,359	6	10	(16)

of which off-balance sheet risk	630	637	484	446	(1)	30	41

Interest and fees payable	7,819	8,048	9,629	11,362	(3)	(19)	(31)

Current tax liabilities	1,647	2,457	1,902	2,511	(33)	(13)	(34)

Deferred tax liabilities	434	898	857	1,107	(52)	(49)	(61)

Failed sales	10,895	9,068	9,251	12,854	20	18	(15)

Other	32,946	31,329	31,966	27,996	5	3	18

Other liabilities	75,436	74,875	84,798	97,503	1	(11)	(23)

1 Includes provisions for bridge commitments.

Note 16 Long-term debt
				end of			% change

	3Q09	2Q09	4Q08	3Q08	QoQ	Ytd	YoY

Long-term debt (CHF million)

Senior	140,222	133,748	125,081	145,174	5	12	(3)

Subordinated	25,755	26,701	25,633	19,864	(4)	0	30

Long-term debt	165,977	160,449	150,714	165,038	3	10	1

of which reported at fair value	79,090	78,941	79,456	99,371	0	0	(20)

Note 17 Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service cost	Accumu- lated other compre- hensive income

9M09 (CHF million)

Balance at beginning of period	(145)	(8,211)	63	(2,543)	(103)	(10,939)

Increase/(decrease)	27	(460)	80	(1)	0	(354)

Increase due to equity method investments	76	0	0	0	0	76

Reclassification adjustments, included in net income	(6)	20	2	15	20	51

Balance at end of period	(48)	(8,651)	145	(2,529)	(83)	(11,166)

9M08 (CHF million)

Balance at beginning of period	(74)	(4,661)	116	(942)	(131)	(5,692)

Increase/(decrease)	0	(871)	(2)	(18)	(8)	(899)

Decrease due to equity method investments	(21)	0	0	0	0	(21)

Reclassification adjustments, included in net income	0	0	8	24	21	53

Balance at end of period	(95)	(5,532)	122	(936)	(118)	(6,559)

Note 18 Tax
The effective tax rate on income from continuing operations was 12.1% in 3Q09. The effective tax rate primarily reflected the net release of CHF 205 million of tax contingency accruals following the favorable resolution of certain tax matters, together with the impact of the geographical mix of results.

Net deferred tax assets were CHF 8,888 million as of the end of 3Q09, an overall net reduction of CHF 495 million, including foreign exchange translation impacts. Net deferred tax assets is comprised of CHF 6,613 million in net operating losses and CHF 2,275 million in other temporary differences. Foreign exchange translation impacts include foreign exchange losses of CHF 399 million, which are included within the currency translation adjustment recorded in accumulated other comprehensive income.

The Group is currently subject to ongoing tax audits and inquiries with the tax authorities in a number of jurisdictions, including the US, the UK and Switzerland. Although the timing of the completion of these audits is uncertain, it is reasonably possible that some of these audits and inquiries will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 33 million in unrecognized tax benefits within 12 months of the reporting date. During 3Q09, the Group’s unrecognized tax benefit decreased, primarily relating to the recognition of benefits from the release of CHF 205 million of tax contingency accruals.

The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Japan – 2005; Switzerland – 2005; the US – 1999; and the UK – 1997.

Note 19 Employee share-based compensation and other compensation benefits
Payment of share-based compensation and other compensation benefits is determined by the nature of the business, role, location and performance of the employee. Unless there is a contractual obligation, share-based compensation and other compensation benefits are solely at the discretion of the Group. For further information on share-based compensation plans and the related fair value assumptions, refer to Note 27 – Employee share-based compensation and other compensation benefits in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2008.

Total compensation expense for share-based compensation and other awards recognized in compensation and benefits in the consolidated statements of operations was CHF 2,726 million and CHF 2,404 million in 9M09 and 9M08, respectively. As of September 30, 2009, the total estimated unrecognized compensation expense of CHF 2,365 million related to non-vested share-based compensation and other compensation benefits will be recognized over the remaining weighted-average requisite service period of 1.9 years.

The Group generally repurchases its own shares in the open market to satisfy obligations in connection with share-based compensation, but it can also issue new shares out of available conditional capital. In 9M09 and 9M08, the Group delivered approximately 24.9 million and 16.3 million Credit Suisse Group shares (Group shares), respectively, to employees.

Share-based compensation
Incentive Share Unit
Since 2006, the Group has issued ISUs as the main form of share-based deferred variable compensation. An ISU is a unit that is similar to shares, but offers additional upside depending on the development of the Group share price.

The compensation expense recognized in 9M09 and 9M08 related to ISUs was CHF 1,294 million and CHF 1,745 million, respectively. The estimated unrecognized compensation expense related to these awards as of September 30, 2009 was CHF 1,227 million and will be recognized over the term of the award, subject to early retirement rules.

Incentive Share Unit activities

in	9M09	9M08

Number of awards (million)

Balance at beginning of period	59.8	25.4

Granted	26.4	47.0

Settled	(24.1)	(9.5)

Forfeited	(0.6)	(1.3)

Balance at end of period	61.5	61.6

of which vested	1.9	0.9

of which unvested	59.6	60.7

Performance Incentive Plan
As part of its annual variable compensation process for 2004 and 2005, the Group granted performance incentive plan share units (PIP units) during 2005 (PIP I) and 2006 (PIP II), respectively. PIP units are long-term retention incentive awards requiring continued employment with the Group, subject to restrictive covenants and cancellation provisions, and vest evenly over a five-year period. Each PIP unit will settle for a specified number of registered Group shares subsequent to the fifth anniversary of the grant date based on the achievement of: i) earnings performance as compared to predefined targets; and ii) Group share price performance compared to predefined targets and Group share price performance relative to peers.

The compensation (income)/expense recognized in 9M09 and 9M08 related to PIP I and PIP II was CHF (8) million and CHF 189 million, respectively. The income recognized in 9M09 reflected claw-backs. The estimated unrecognized compensation expense related to PIP I and PIP II as of September 30, 2009 was CHF 18 million and will be recognized over a period of 1.5 years. None of the PIP units were due for settlement as of September 30, 2009.

Performance Incentive Plan activities

		9M09		9M08

in	PIP II	PIP I	PIP II	PIP I

Number of awards (million)

Balance at beginning of period	6.4	12.2	6.5	12.3

Granted	0.0	0.0	0.1	0.0

Settled	0.0	0.0	0.0	0.0

Forfeited	(0.2)	(0.3)	(0.1)	(0.1)

Balance at end of period	6.2	11.9	6.5	12.2

of which vested	4.4	10.1	3.2	8.2

of which unvested	1.8	1.8	3.3	4.0

Share awards
The Group’s share-based compensation as part of the yearly discretionary variable compensation in prior years included three different types of share awards: phantom shares, Longevity Premium Awards (LPA) and special awards. These share awards entitle the holder to receive one registered Group share subject to continued employment with the Group, restrictive covenants and cancellation provisions, and generally vest between zero and three years. Special awards are generally shares, which may be granted to new employees. These special awards contain vesting conditions depending on the terms of employment.

The compensation expense recognized in 9M09 and 9M08 related to shares awarded under phantom share, LPA and special awards was CHF 198 million and CHF 470 million, respectively. The estimated unrecognized compensation expense related to these awards as of September 30, 2009 was CHF 358 million, a majority of which will be recognized over a period of five years.

Share award activities

		9M09		9M08

in	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF

Share award activities

Balance at beginning of period	20.8	61.83	28.8	67.20

Granted	6.9	37.19	4.2	54.09

Settled	(11.7)	70.01	(14.4)	61.35

Forfeited	(0.6)	58.09	(0.9)	69.49

Balance at end of period	15.4	45.98	17.7	68.84

of which vested	0.9	–	0.6	–

of which unvested	14.5	–	17.1	–

Share options
Options were a substantial component of the Group’s share-based program prior to 2004. The Group discontinued the practice of issuing options and the majority of the original grants have since vested. Share options were granted with an exercise price equal to the market price of Group’s shares on the date of grant and expire after ten years.

Other compensation benefits
Partner Asset Facility
As part of the 2008 annual compensation process, the Group awarded employees in Investment Banking with a corporate title of managing director or director the majority of the deferred portion of their variable compensation in the form of PAF awards, denominated in US dollars. The PAF units are indexed to, and represent a first-loss interest in, a specified pool of illiquid assets that originated in Investment Banking.

The contractual term of the PAF award is eight years. 66.7% of the PAF awards were fully vested upon grant and attributed to services performed in 2008 and 33.3% of the PAF awards vested in 1Q09.
On January 21, 2009, the Group granted PAF awards to employees with a total notional value of CHF 686 million. The compensation expense recognized in 9M09 related to PAF was CHF 581 million, including the vesting of the remaining 33.3% and the change in the underlying fair value of the awards during 9M09. There is no unrecognized compensation expense as of September 30, 2009. In addition, compensation expense will be updated at each reporting period date to reflect any change in the underlying fair value of the PAF awards until the awards are finally settled.

Cash Retention Awards
For 2008, managing directors across all divisions, all directors in Investment Banking and, to the extent the cash component of variable compensation exceeded CHF 300,000, directors in Private Banking, Asset Management and Shared Services received deferred variable compensation in the form of Cash Retention Awards (CRA). These CRA payments, which were made in 1Q09, are subject to vesting ratably over a two-year period and other conditions and any unvested CRA will have to be repaid if a claw-back event, such as voluntary termination of employment, occurs. The compensation expense recognized in 9M09 related to CRA was CHF 661 million. The estimated unrecognized compensation expense as of September 30, 2009 was CHF 762 million and will be recognized over a period of 1.25 years.

Note 20 Pension and other post-retirement benefits
The Group previously disclosed that it expects to contribute CHF 468 million to the Swiss and international defined benefit pension plans and other post-retirement defined benefit plans in 2009. As of September 30, 2009, CHF 376 million of contributions have been made.

For further information on pension and other post-retirement benefits, refer to Note 29 – Pension and other post-retirement benefits in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2008.

			in		% change		in	% change

	3Q09	2Q09	3Q08	QoQ	YoY	9M09	9M08	YoY

Total pension costs (CHF million)

Service costs on benefit obligation	63	64	64	(2)	(2)	192	197	(3)

Interest costs on benefit obligation	152	153	154	(1)	(1)	458	459	0

Expected return on plan assets	(194)	(195)	(196)	(1)	(1)	(584)	(587)	(1)

Amortization of recognized prior service cost	8	8	9	0	(11)	25	26	(4)

Amortization of recognized actuarial losses	8	8	15	0	(47)	24	38	(37)

Net periodic pension costs	37	38	46	(3)	(20)	115	133	(14)

Settlement losses	0	1	0	(100)	–	1	0	–

Total pension costs	37	39	46	(5)	(20)	116	133	(13)

Note 21 Derivatives and hedging activities
Derivatives are generally either privately negotiated OTC contracts or standard contracts transacted through regulated exchanges. The Group’s most frequently used freestanding derivative products, entered into for trading and risk management purposes, include interest rate, cross-currency and credit default swaps (CDS), interest rate and foreign currency options, foreign exchange forward contracts and foreign currency and interest rate futures.

The Group also enters into contracts that are not considered derivatives in their entirety but include embedded derivative features. Such transactions primarily include issued and purchased structured debt instruments where the return may be calculated by reference to an equity security, index or third-party credit risk, or that have non-standard interest or foreign currency terms.

On the date a derivative contract is entered into, the Group designates it as belonging to one of the following categories:
– trading activities;
– a risk management transaction that does not qualify as a hedge under accounting standards (referred to as an economic hedge);
– a hedge of the fair value of a recognized asset or liability;
– a hedge of the variability of cash flows to be received or paid related to a recognized asset or liability or a forecasted transaction; or
– a hedge of a net investment in a foreign operation.
Trading activities
The Group is active in most of the principal trading markets and transacts in many popular trading and hedging products. As noted above, this includes the use of swaps, futures, options and structured products, such as custom transactions using combinations of derivatives, in connection with its sales and trading activities. Trading activities include market-making, positioning and arbitrage activities. The majority of the Group’s derivatives held as of September 30, 2009, were used for trading activities.

Economic hedges
Economic hedges arise when the Group enters into derivative contracts for its own risk management purposes, but the contracts entered into do not qualify for hedge accounting under US GAAP. These economic hedges include the following types:

– interest rate derivatives to manage net interest rate risk on certain core banking business assets and liabilities;
– foreign exchange derivatives to manage foreign exchange risk on certain core banking business revenue and expense items, as well as on core banking business assets and liabilities;
– credit derivatives to manage credit risk on certain loan portfolios; and
– futures to manage risk on equity positions including convertible bonds.
Derivatives used in economic hedges are included as trading assets or trading liabilities in the consolidated balance sheets.
Hedge accounting
Fair value hedges
The Group designates fair value hedges as part of an overall interest rate risk management strategy that incorporates the use of derivative instruments to minimize fluctuations in earnings that are caused by interest rate volatility. In addition to hedging changes in fair value due to interest rate risk associated with fixed rate loans, repos and long-term debt instruments, the Group uses:

– cross-currency swaps to convert foreign currency-denominated fixed rate assets or liabilities to floating rate functional currency assets or liabilities; and
– foreign currency forward contracts to hedge the foreign currency risk associated with available-for-sale securities.
Cash flow hedges
The Group uses cross-currency swaps to convert foreign currency-denominated fixed and floating rate assets or liabilities to fixed rate assets or liabilities based on the currency profile that the Group elects to be exposed to. This includes, but is not limited to, Swiss francs and US dollars. Further, the Group uses derivatives to hedge its cash flows associated with forecasted transactions. The maximum length of time over which the Group hedges its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, is three months.

Net investment hedges
The Group typically uses forward foreign exchange contracts to hedge selected net investments in foreign operations. The objective of these hedging transactions is to protect against adverse movements in foreign exchange rates.

Hedge effectiveness assessment
The Group assesses the effectiveness of hedging relationships both prospectively and retrospectively. The prospective assessment is made both at the inception of a hedging relationship and on an ongoing basis, and requires the Group to justify its expectation that the relationship will be highly effective over future periods. The retrospective assessment is also performed on an ongoing basis and requires the Group to determine whether or not the hedging relationship has actually been effective. If the Group concludes, through a retrospective evaluation, that hedge accounting is appropriate for the current period, then it measures the amount of hedge ineffectiveness to be recognized in earnings.

Fair value of derivative instruments
The table below presents gross derivative replacement values by type of contract and balance sheet location and whether the derivative is used for trading purposes or in a valid hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Group.

Information on bifurcated embedded derivatives has not been included in this table. Under US GAAP, the Group elected to account for substantially all of these instruments at fair value. The remaining bifurcated embedded derivatives are included in long-term debt.

Fair value of derivative instruments

			Trading			Hedging	[1]

end of 3Q09	Notional amount	Positive replacement value	Negative replacement value	Notional amount	Positive replacement value	Negative replacement value

Derivative instruments (CHF billion)

Forwards and forward rate agreements	7,875.9	7.7	8.3	0.0	0.0	0.0

Swaps	22,672.0	566.9	557.9	60.3	2.0	1.3

Options bought and sold (OTC)	2,397.7	47.0	49.2	0.0	0.0	0.0

Futures	2,023.0	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange traded)	857.0	0.1	0.2	0.0	0.0	0.0

Interest rate products	35,825.6	621.7	615.6	60.3	2.0	1.3

Forwards	1,641.2	23.2	24.8	21.3	0.1	0.1

Swaps	971.4	38.4	38.5	0.0	0.0	0.0

Options bought and sold (OTC)	935.0	17.2	18.3	0.0	0.0	0.0

Futures	8.7	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange traded)	6.5	0.0	0.0	0.0	0.0	0.0

Foreign exchange products	3,562.8	78.8	81.6	21.3	0.1	0.1

Forwards	9.4	0.6	0.6	0.0	0.0	0.0

Swaps	0.0	0.0	0.0	0.0	0.0	0.0

Options bought and sold (OTC)	26.5	0.5	1.0	0.0	0.0	0.0

Futures	5.2	0.0.	0.0	0.0	0.0	0.0

Precious metals products	41.1	1.1	1.6	0.0	0.0	0.0

Forwards	11.9	2.2	0.3	0.0	0.0	0.0

Swaps	267.9	10.3	14.1	0.0	0.0	0.0

Options bought and sold (OTC)	435.2	23.3	22.8	0.0	0.0	0.0

Futures	109.5	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange traded)	657.8	2.2	1.8	0.0	0.0	0.0

Equity/index-related products	1,482.3	38.0	39.0	0.0	0.0	0.0

Credit derivatives [2]	2,541.5	80.7	72.5	0.0	0.0	0.0

Forwards	31.2	2.6	3.1	0.0	0.0	0.0

Swaps	136.2	19.2	19.5	0.0	0.0	0.0

Options bought and sold (OTC)	71.6	4.3	4.4	0.0	0.0	0.0

Futures	311.2	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange traded)	151.2	3.5	3.1	0.0	0.0	0.0

Other products [3]	701.4	29.6	30.1	0.0	0.0	0.0

Total derivative instruments	44,154.7	849.9	840.4	81.6	2.1	1.4

The notional amount for derivative instruments (trading and hedging) was CHF 44.2 billion.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP. 2 Primarily credit default swaps. 3 Primarily commodity, energy and emission products.

end of 3Q09	Positive replacement value (PRV)	Negative replacement value (NRV)

Derivative instruments (CHF billion)

Replacement values (trading and hedging) before netting agreements	852.0	841.8

Replacement values (trading and hedging) after netting agreements [1]	65.6	61.4

of which recorded in trading assets (PRV) and trading liabilities (NRV)	63.5	60.7

of which recorded in other assets (PRV) and other liabilities (NRV)	2.1	0.7

1 Taking into account legally enforceable netting agreements.

Derivatives in fair value hedging relationships

			3Q09				2Q09

in	Gains/ (losses) recognized in income on derivatives	[1]	Gains/ (losses) recognized in income on hedged items	[1]	Gains/ (losses) recognized in income on derivatives	[1]	Gains/ (losses) recognized in income on hedged items	[1]

Derivatives in fair value hedging relationships (CHF million)

Interest rate products	237		(159)		(194)		143

Foreign exchange products	9		(10)		(4)		5

Total	246		(169)		(198)		148

1 Included in trading revenues.

Details of fair value hedges

in	3Q09	2Q09

Fair value hedges (CHF million)

Net gains/(losses) on the ineffective portion	77	(50)

Derivatives in cash flow hedging relationships

			3Q09				2Q09

in	Gains/ (losses) recognized in AOCI on derivatives	[1]	Gains/ (losses) reclassified from AOCI into income	[1]	Gains/ (losses) recognized in AOCI on derivatives	[1]	Gains/ (losses) reclassified from AOCI into income	[1]

Derivatives in cash flow hedging relationships (CHF million)

Foreign exchange products	0		7	[2]	68		4	[2]

1 Effective portion. 2 Included in total operating expenses.

Details of cash flow hedges

in	3Q09	2Q09

Cash flow hedges (CHF million)

Expected reclassification from AOCI into earnings during the next 12 months	(3)	8

Derivatives in net investment hedging relationships

			3Q09				2Q09

in	Gains/ (losses) recognized in AOCI on derivatives	[1]	Gains/ (losses) reclassified from AOCI into income	[1]	Gains/ (losses) recognized in AOCI on derivatives	[1]	Gains/ (losses) reclassified from AOCI into income	[1]

Derivatives in net investment hedging relationships (CHF million)

Interest rate products	(28)		0		(4)		0

Foreign exchange products	270		(2)	[2]	(820)		(14)	[2]

Total	242		(2)		(824)		(14)

1 Effective portion. 2 Primarily included in discontinued operations.

The Group includes all derivative instruments not included in hedge accounting relationships in its trading activities. The information below relates to all trading activities and not just those related to derivative instruments.

Trading Revenues
Trading revenues includes revenues from trading financial assets and liabilities as follows:
– Equities;
– Commodities;
– Listed and OTC derivatives;
– Derivatives linked to funds of hedge funds and providing financing facilities to funds of hedge funds;
– Market making in the government bond and associated OTC derivative swap markets;
– Domestic, corporate and sovereign debt, convertible and non-convertible preferred stock and short-term securities such as floating rate notes and CP;
– Market making and positioning in foreign exchange products;
– Credit derivatives on investment grade and high yield credits;
– Trading and securitizing all forms of securities that are based on underlying pools of assets; and
– Life settlement contracts.
Trading revenues also includes changes in the fair value on financial assets and liabilities elected to fair value under US GAAP. The main components include certain instruments from the following categories:

– Central bank funds purchased/sold;
– Securities purchased/sold under resale/repurchase agreements;
– Securities borrowing/lending transactions;
– Loans and loan commitments; and
– Customer deposits, short-term borrowings and long-term debt.
Trading revenues

in	3Q09	2Q09

Trading revenues (CHF million)

Interest rate products	3,443	4,287

Foreign exchange products	90	(103)

Equity/index-related products	1,293	2,249

Credit products	(1,715)	(3,881)

Commodity, emission and energy products	92	155

Other products	286	510

Total	3,489	3,217

Managing the risks
As a result of the Group’s broad involvement in financial products and markets, its trading strategies are correspondingly diverse and exposures are generally spread across a diversified range of risk factors and locations. The Group uses an economic capital limit structure to limit overall risk taking. The level of risk incurred by its divisions is further restricted by a variety of specific limits, including consolidated controls over trading exposures. Also, as part of its overall risk management, the Group holds a portfolio of economic hedges. Hedges are impacted by market movements, similar to other trading securities, and may result in gains or losses on the hedges which offset losses or gains on the portfolios they were designed to economically hedge. The Group manages its trading risk with regard to both market and credit risk. For market risk, it uses tools capable of calculating comparable exposures across its many activities, as well as focused tools that can specifically model unique characteristics of certain instruments or portfolios.

The principal measurement methodology for trading assets, as well as most instruments for which the fair value option was elected, is VaR. The Group holds securities as collateral and enters into credit default swaps to mitigate the credit risk on these products.

Contingent credit-risk-related disclosures
Certain of the company’s derivative instruments contain provisions that require the Group to maintain a specified credit rating from each of the major credit rating agencies. If the ratings fall below that specified in the contract, the counterparties to the agreements could request payment of additional collateral on those derivative instruments that are in a net liability position. Certain of the derivative contracts also provide for termination of the contract, generally upon a downgrade of either the Group or the counterparty, at the existing mark-to-market of the derivative contract.

Bilateral counterparties
The aggregate fair value of derivative instruments with credit-risk-related contingent features that were in a net liability position as of September 30, 2009 was CHF 10.5 billion, for which the Group posted collateral of CHF 8.4 billion. If the credit-risk-related contingent features underlying these agreements were triggered as of September 30, 2009, the Group would be required to post additional collateral of CHF 0.2 billion in the event of a one-notch downgrade. A two-notch downgrade would require additional aggregate collateral posting of CHF 0.4 billion.

Special purpose entities
The current exposure, which by contract may include amounts other than or in addition to the negative replacement value, of derivative instruments with credit-risk-related contingent features as of September 30, 2009 was CHF 6.5 billion, for which the Group posted collateral of CHF 3.6 billion. If the credit-risk-related contingent features underlying these agreements were triggered as of September 30, 2009, the Group would be required to post additional collateral of CHF 2.9 billion in the event of a one-notch downgrade. A two-notch downgrade would require additional aggregate collateral posting of CHF 5.9 billion.

Credit derivatives
Credit derivatives are contractual agreements in which the buyer generally pays a fee in exchange for a contingent payment by the seller if there is a credit event on the underlying referenced entity or asset. Credit derivatives are generally privately negotiated OTC contracts. Most credit derivatives are structured so that they specify the occurrence of an identifiable credit event, which can include bankruptcy, insolvency, receivership, material adverse restructuring of debt or failure to meet obligations when due.

The credit derivatives most commonly transacted by the Group are CDS and credit swaptions. A CDS is a contractual agreement in which the buyer of the swap pays an upfront and/or a periodic fee in return for a contingent payment by the seller of the swap following a credit event of the referenced entity or asset. Credit swaptions are options, with a specified maturity, to buy or sell protection under a CDS on a specific referenced credit event.

The Group enters into credit derivative contracts in the normal course of business, buying and selling protection to facilitate client transactions and as a market maker. This includes providing structured credit products for our clients to enable them to hedge their credit risk. The referenced instruments of these structured credit products are both investment grade and high yield underlyings and could include corporate bonds, sovereign debt, asset-backed securities (ABS) and loans. These referenced instruments can form a single item or be combined on a portfolio basis. The Group purchases protection to economically hedge various forms of credit exposure, for example, the economic hedging of loan portfolios or other cash positions. Finally, the Group also takes proprietary positions which can take the form of either purchased or sold protection.

The following tables reflect the maximum potential amount of future payments that the Group would be required to make under the credit derivatives as a result of credit-risk-related events for which it has sold protection. The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts. The fair values of the derivatives also give an indication of the amount of payment risk, as the negative fair values increase as the potential payment under the derivative contracts becomes more probable. To reflect the quality of the payment risk on credit protection that has been sold, the Group assigns an internally generated rating to those instruments referenced in the contracts. Internal ratings are assigned by experienced credit analysts, based on expert judgment that incorporates analysis and evaluation of both quantitative and qualitative factors. The specific factors analyzed, and the relative importance of them, are dependent on the type of counterparty. The analysis emphasizes a forward-looking approach, concentrating on economic trends and financial fundamentals, and making use of peer analysis, industry comparisons and other quantitative tools. External ratings and market information are also used in the analysis process where available.

Also included in the tables are the estimated recoveries that would be received if the specified credit event occurs, including the anticipated value of the underlying referenced asset that would, in most instances, be transferred to the Group and the impact of any purchased protection with an identical reference instrument and product type. During the normal course of business, the Group also purchases protection to offset the risk of sold protection that may have similar, but not identical, reference instruments, and may use similar, but not identical, products. The impacts of these transactions have not been included in the estimate of recoveries. In addition, to reduce its credit risk, the Group enters into legally enforceable netting agreements with its derivative counterparties. Collateral on these derivative contracts is usually posted on a net counterparty basis and cannot be allocated to a particular derivative contract, and, therefore, has not been included in the estimate of recoveries.

Credit derivative maximum potential payout by maturity

end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total

3Q09 (CHF million)

Single name instruments	101,612	616,257	146,040	863,909

Multiname instruments	23,971	262,903	87,157	374,031

Total	125,583	879,160	233,197	1,237,940

4Q08 (CHF million)

Single name instruments	97,483	675,467	164,932	937,882

Multiname instruments	11,578	477,487	151,306	640,371

Total	109,061	1,152,954	316,238	1,578,253

Credit derivative exposure on sold protection

			3Q09			4Q08

end of	Maximum potential payout	Fair value	Recoveries	Maximum potential payout	Fair value	Recoveries

Single name instruments (CHF million)

Investment grade [1]	636,428	8,491	626,684	706,033	(47,541)	688,360

Non-investment grade	227,481	(19,044)	220,243	231,849	(48,822)	225,008

Total single name instruments	863,909	(10,553)	846,927	937,882	(96,363)	913,368

of which sovereigns	124,581	623	123,892	123,702	(13,274)	121,276

of which non-sovereigns	739,328	(11,176)	723,035	814,180	(83,089)	792,092

Multiname instruments (CHF million)

Investment grade [1]	314,394	(12,457)	308,019	527,971	(49,471)	519,432

Non-investment grade	59,637	(1,708)	57,335	112,400	(19,225)	109,399

Total multiname instruments	374,031	(14,165)	365,354	640,371	(68,696)	628,831

of which sovereigns	350	(58)	119	299	(139)	89

of which non-sovereigns	373,681	(14,107)	365,235	640,072	(68,557)	628,742

1 Based on internal ratings of BBB and above.

The above maximum potential payout relates only to sold protection. The Group also purchases protection, which reduces total credit derivative exposure. As of September 30, 2009, 93% of the notional amount of credit protection purchased by counterparty was comprised of banks and broker dealers and 7% was comprised of other financial institutions, primarily hedge funds.

The above tables do not include all credit derivatives and differ from the balance for credit derivatives in the fair value of derivative instruments table. This is due to the exclusion of certain credit derivative products under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit-risk-related events specified in the contract.

Total return swaps (TRS) are excluded because a TRS does not expose the seller to potential loss from credit-risk-related events specified in the contract. A TRS provides protection only against a loss in asset value, and not additional amounts as a result of specific credit events. CDOs are also excluded because while US GAAP requires disclosure for hybrid financial instruments that would be required to be separated into a host contract and a derivative instrument, the derivative embedded in a CDO does not require bifurcation as it relates to the creditworthiness of the securitized financial assets and liabilities.

Note 22 Guarantees and commitments
Guarantees

end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received

3Q09 (CHF million)

Credit guarantees and similar instruments	2,644	3,649	6,293	5,503		577	3,732

Performance guarantees and similar instruments	5,967	5,953	11,920	10,504		97	3,825

Securities lending indemnifications	22,984	0	22,984	22,984		0	22,984

Derivatives	137,111	64,009	201,120	201,120		8,533	–	[2]

Other guarantees	3,711	963	4,674	4,581		8	2,166

Total guarantees	172,417	74,574	246,991	244,692		9,215	32,707

4Q08 (CHF million)

Credit guarantees and similar instruments	3,397	4,096	7,493	6,311		464	4,245

Performance guarantees and similar instruments	6,058	6,470	12,528	10,785		99	3,834

Securities lending indemnifications	28,541	0	28,541	28,541		0	28,541

Derivatives	142,377	71,959	214,336	214,336		16,404	–	[2]

Other guarantees	3,902	929	4,831	4,751		7	2,232

Total guarantees	184,275	83,454	267,729	264,724		16,974	38,852

1 Total net amount is computed as the gross amount less any participations. 2 Collateral for derivatives accounted for as guarantees is not considered significant.

Guarantees provided by the Group are broadly classified as follows: credit guarantees and similar instruments, performance guarantees and similar instruments, securities lending indemnifications, derivatives and other guarantees.

For a detailed description of guarantees, refer to Note 31 – Guarantees and commitments in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2008.
Deposit-taking banks in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. Upon occurrence of a payout event triggered by a specified restriction of business imposed by FINMA or by compulsory liquidation of another deposit-taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. These deposit insurance guarantees are reflected in other guarantees.

Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees are not reflected in the table above and are discussed below.
Disposal-related contingencies
In connection with the sale of assets or businesses, the Group sometimes provides the acquirer with certain indemnification provisions. These indemnification provisions vary by counterparty in scope and duration and depend upon the type of assets or businesses sold. They are designed to transfer the potential risk of certain unquantifiable and unknowable loss contingencies, such as litigation, tax and intellectual property matters, from the acquirer to the seller. The Group closely monitors all such contractual agreements in order to ensure that indemnification provisions are adequately provided for in the Group’s consolidated financial statements.

Other indemnifications
The Group provides indemnifications to certain counterparties in connection with its normal operating activities, for which it is not possible to estimate the maximum amount that it could be obligated to pay. As a normal part of issuing its own securities, the Group typically agrees to reimburse holders for additional tax-withholding charges or assessments resulting from changes in applicable tax laws or the interpretation of those laws. Securities that include these agreements to pay additional amounts generally also include a related redemption or call provision if the obligation to pay the additional amounts results from a change in law or its interpretation and the obligation cannot be avoided by the issuer taking reasonable steps to avoid the payment of additional amounts. Since such potential obligations are dependent on future changes in tax laws, the related liabilities the Group may incur as a result of such changes cannot be reasonably estimated. In light of the related call provisions typically included, the Group does not expect any potential liabilities in respect of tax gross-ups to be material.

The Group is a member of numerous securities exchanges and clearing houses and may, as a result of its membership arrangements, be required to perform if another member defaults. The Group has determined that it is not possible to estimate the maximum amount of these obligations and believes that any potential requirement to make payments under these arrangements is remote.

Other commitments

end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received

3Q09 (CHF million)

Irrevocable commitments under documentary credits	3,962	46	4,008	3,457		1,523

Loan commitments	179,043	53,835	232,878	226,685		165,253

Forward reverse repurchase agreements	46,503	0	46,503	46,503		46,503

Other commitments	8,989	1,986	10,975	10,975		9

Total other commitments	238,497	55,867	294,364	287,620		213,288

4Q08 (CHF million)

Irrevocable commitments under documentary credits	4,144	76	4,220	3,529		1,716

Loan commitments	186,694	51,434	238,128	231,994		160,262

Forward reverse repurchase agreements	28,139	0	28,139	28,139		28,139

Other commitments	4,641	2,152	6,793	6,793		185

Total other commitments	223,618	53,662	277,280	270,455		190,302

1 Total net amount is computed as the gross amount less any participations.

Other commitments of the Group are broadly classified as follows: irrevocable commitments under documentary credits, loan commitments, forward reverse repurchase agreements and other commitments.
For a detailed description of these commitments, refer to Note 31 – Guarantees and commitments in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2008.
Note 23 Transfers of financial assets and variable interest entities
In the normal course of business, the Group enters into transactions with, and makes use of, special purpose entities (SPEs). An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it. The principal uses of SPEs are to assist the Group and its clients in securitizing financial assets and creating investment products. The Group also uses SPEs for other client-driven activity and Group tax or regulatory purposes. SPEs typically qualify either as QSPEs or VIEs. QSPEs have significant limitations on the types of assets and derivative instruments they may own and the types and extent of activities and decision-making in which they may engage. At each balance sheet date, QSPEs and VIEs are reviewed for events that may trigger reassessment of the entities’ classification.

For further information on transfers of financial assets, refer to Note 32 – Transfers of financial assets and variable interest entities in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2008.

Transfers of financial assets
Securitizations
The majority of the Group’s securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using QSPEs. In order to qualify as a QSPE, the permitted activities of the entity must be limited to passively holding financial assets and distributing cash flows to investors based on pre-set terms. QSPEs may not actively manage their assets through discretionary sales and are generally limited to making decisions inherent in servicing activities and issuance of liabilities. Entities that qualify as QSPEs are not consolidated at inception and the risk of subsequent consolidation is minimal under current US GAAP.

The Group originates and/or purchases commercial and residential mortgages for the purpose of securitization and sells these mortgage loans to QSPEs. These QSPEs issue CMBS, RMBS and ABS that are collateralized by the assets transferred to the QSPE and pay a return based on the returns on those assets. Investors in these mortgage-backed securities or ABS typically have recourse to the assets in the QSPEs. The investors and the QSPEs have no recourse to the Group’s assets. The Group is typically an underwriter of, and makes a market in, these securities.

The Group also purchases loans and other debt obligations from clients for the purpose of securitization that are sold by the Group directly or indirectly through affiliates to QSPEs that issue CDOs. The Group structures, underwrites and may make a market in these CDOs. CDOs are collateralized by the assets transferred to the CDO vehicle and pay a return based on the returns on those assets. Investors typically only have recourse to the collateral of the CDO and do not have recourse to the Group’s assets.

Securitization transactions are assessed for appropriate treatment of the assets transferred by the Group. The Group’s and its clients’ investing or financing needs determine the structure of each transaction, which in turn determines whether sales accounting and subsequent derecognition of the transferred assets applies. Certain transactions may be structured to include derivatives or other provisions that prevent sales accounting.

Gains and losses on securitization transactions depend, in part, on the carrying values of mortgages and CDOs involved in the transfer and are allocated between the assets sold and any beneficial interests retained according to the relative fair values at the date of sale.

The following table provides the gains or losses and proceeds from the transfer of assets relating to the 9M09 securitizations of financial assets treated as sales, along with cash flows between the Group and the QSPEs/SPEs used in any securitizations in which the Group still has continuing involvement, regardless of when the securitization occurred. Only those transactions that qualify for sales accounting and subsequent derecognition of the transferred assets and in which the Group has continuing involvement with the entity as of the end of 3Q09 are included in the table.

In December 2008, the FASB issued guidance that changed and expanded the disclosure requirements for the Group’s involvement with transfers of financial assets for December 31, 2008, but did not require retrospective application of the new disclosure. Comparable data was not presented in prior periods.

Securitizations

in 9M09	QSPE	SPE

Gains/(losses) and cash flows (CHF million)

CMBS
Proceeds from transfer of assets	124	0

Servicing fees	1	0

Cash received on interests that continue to be held	182	4

RMBS
Net gain [1]	115	0

Proceeds from transfer of assets	25,479	0

Servicing fees	5	0

Cash received on interests that continue to be held	189	0

ABS [2]
Net gain	0	17

Proceeds from transfer of assets	0	78

Purchases of previously transferred financial assets or its underlying collateral	0	(18)

Cash received on interests that continue to be held	4	12

CDO
Net gain [1]	69	32

Proceeds from transfer of assets	350	2,118

Purchases of previously transferred financial assets or its underlying collateral	(363)	(1,324)

Cash received on interests that continue to be held	0	18

1 Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the QSPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans. 2 Primarily home equity loans.

Other asset-based financing activities
The Group also uses SPEs for other client-driven activity and for Group tax or regulatory purposes. These activities include energy structures (which include certain carbon securitization vehicles), life insurance structures, emerging market structures (set up for financing, loan participation or loan origination purposes) and other alternative investment structures (created for the purpose of investing in venture capital-like investments for capital appreciation).

Conduits are occasionally formed to act as an SPE to fund securitization transactions. The SPE is typically independently owned by a third party and is not a subsidiary of the Group. Rather, the Group acts as the sponsor and provides liquidity and credit enhancement, along with other parties.

The Group may be involved in arranging leveraged synthetic leases. These structures are third-party SPEs established for the securitization of lease receivables. The Group typically receives an upfront fixed arrangement fee and its only other involvement is financing to and loan repayments from the SPE.

The Group also sets up structures that hold various collateralized commercial loans in the normal course of business.

The following table provides the gains or losses relating to 9M09 transfers of financial assets treated as sales that were not securitizations, along with cash flows between the Group and the SPEs used in such transfers in which the Group had continuing involvement as of the end of 3Q09, regardless of when the transfer of assets occurred.

In December 2008, the FASB issued guidance that changed and expanded the disclosure requirements for the Group’s involvement with transfers of financial assets for December 31, 2008, but did not require retrospective application of the new disclosure. Comparable data was not presented in prior periods.

Other asset-based financing activities

in 9M09	SPE

Gains/(losses) and cash flows (CHF million)

Net gain [1]	12

Proceeds from transfer of assets	3,008

Purchases of previously transferred financial assets or its underlying collateral	(23)

Cash received on interests that continue to be held	794

1 Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the QSPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the other asset-based financing activity. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the other asset-based financing activity pricing date and the sale price of the loans.

The Group does not retain material servicing responsibilities from securitizations or other asset-based financing activities.

Continuing involvement in transferred financial assets
The following table provides the outstanding principal balance of assets to which the Group continues to be exposed after the transfer of the financial assets to any QSPE/SPE and the total assets of the QSPE/SPE as of the end of 3Q09, regardless of when the transfer of assets occurred.

Principal amounts outstanding and total assets of QSPEs/SPEs resulting from continuing involvement

			3Q09				4Q08

end of	QSPE		SPE		QSPE		SPE

CHF million

CMBS
Principal amount outstanding	47,477	[1]	413		57,606	[1]	2,247

Total assets of QSPE/SPE	62,161		7,880		70,769		2,247

RMBS
Principal amount outstanding	83,222		1,235		102,515		1,515

Total assets of QSPE/SPE	83,222		1,235		102,515		1,515

ABS
Principal amount outstanding	4,810		664		6,282		1,614

Total assets of QSPE/SPE	4,810		665		6,282		1,614

CDO
Principal amount outstanding	1,438		30,709	[1]	1,624		36,807	[1]

Total assets of QSPE/SPE	1,438		31,133		1,624		37,404

Other asset-backed financing activities
Principal amount outstanding	1,427		15,926	[1]	1,456		22,412	[1]

Total assets of QSPE/SPE	1,427		19,369		1,456		24,278

1 Principal amount outstanding related to assets transferred from the Group and did not include principal amounts for assets transferred from third parties.

Sensitivity analysis
The fair values of the assets or liabilities that result from any continuing involvement are determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Group may utilize to hedge the inherent risks.

The following tables provide the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of 3Q09 and 4Q08.
Sensitivity analysis of key economic assumptions used in measuring fair value of beneficial interests held in SPEs

end of 3Q09	CMBS	[1]	RMBS	ABS	CDO	[2]	Other asset- backed financing activities

CHF million, except where indicated

Fair value of beneficial interests	1,396		1,242	93	1,115		3,375

of which non-investment grade	1,061		471	82	815		2,064

Weighted-average life, in years	2.4		10.9	2.5	3.6		4.7

Prepayment speed assumption (rate per annum), in % [3]	–		0.0-40.5	9.4	10.0		–

Impact on fair value from 10% adverse change	–		(16.0)	(0.4)	0.0		–

Impact on fair value from 20% adverse change	–		(32.2)	(0.8)	0.0		–

Cash flow discount rate (rate per annum), in % [4]	6.2-47.8		3.3-52.4	20.9-37.9	0.5-31.0		0.6-7.8

Impact on fair value from 10% adverse change	(26.4)		(45.1)	(0.9)	(1.0)		(9.6)

Impact on fair value from 20% adverse change	(51.2)		(85.3)	(1.7)	(2.0)		(19.0)

Expected credit losses (rate per annum), in %	3.7-47.5		0.0-49.4	18.9-37.1	0.0-28.9		0.0-5.4

Impact on fair value from 10% adverse change	(20.9)		(14.8)	(0.8)	(0.5)		(8.2)

Impact on fair value from 20% adverse change	(40.6)		(27.5)	(1.5)	(1.1)		(14.7)

1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances. 2 CDOs are generally structured to be protected from prepayment risk. 3 Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2% thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR. 4 The rate was based on the weighted-average yield on the beneficial interests.

Sensitivity analysis of key economic assumptions used in measuring fair value of beneficial interests held in SPEs

end of 4Q08	CMBS	[1]	RMBS	ABS	CDO	[2]	Other asset- backed financing activities

CHF million, except where indicated

Fair value of beneficial interests	1,581		810	32	548		5,311

of which non-investment grade	44		65	2	40		4,230

Weighted-average life, in years	2.2		3.5	3.0	9.0		3.3

Prepayment speed assumption (rate per annum), in % [3]	–		0.1-60.4	8.0	5.0-20.0		–

Impact on fair value from 10% adverse change	–		(14.3)	(3.8)	(0.4)		–

Impact on fair value from 20% adverse change	–		(28.5)	(4.4)	(0.7)		–

Cash flow discount rate (rate per annum), in % [4]	5.1-55.2		2.2-51.8	21.6-50.5	2.7-59.3		0.8-10.4

Impact on fair value from 10% adverse change	(27.7)		(19.5)	(4.3)	(3.3)		(14.1)

Impact on fair value from 20% adverse change	(54.8)		(38.9)	(5.2)	(6.6)		(27.7)

Expected credit losses (rate per annum), in %	2.8-52.3		2.9-46.1	4.5	4.6-56.7		4.6-15.8

Impact on fair value from 10% adverse change	(25.3)		(15.5)	(4.0)	(2.2)		(17.1)

Impact on fair value from 20% adverse change	(50.0)		(30.9)	(4.2)	(4.2)		(26.9)

1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances. 2 CDOs are generally structured to be protected from prepayment risk. 3 PSA is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the CPR assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2% thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR. 4 The rate was based on the weighted-average yield on the beneficial interests.

These sensitivities are hypothetical and do not reflect economic hedging activities. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the beneficial interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

Secured borrowings
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of 3Q09 and 4Q08.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved

end of	3Q09	4Q08

CHF million

CMBS
Other assets	941	0

Liability to SPE, included in Other liabilities	(941)	0

RMBS
Trading assets	4	0

Other assets	235	768

Liability to SPE, included in Other liabilities	(239)	(768)

ABS
Trading assets	0	19

Other assets	1,153	520

Liability to SPE, included in Other liabilities	(1,153)	(539)

CDO
Trading assets	212	139

Other assets	55	1,868

Liability to SPE, included in Other liabilities	(267)	(2,007)

Other asset-backed financing activities
Trading assets	1,415	430

Other assets	37	50

Liability to SPE, included in Other liabilities	(1,452)	(480)

Variable interest entities
As a normal part of its business, the Group engages in various transactions that include entities that are considered VIEs and are broadly grouped into three primary categories: CDOs, CP conduits and financial intermediation. VIEs are SPEs that typically either lack sufficient equity to finance their activities without additional subordinated financial support or are structured such that the holders of the voting rights do not substantively participate in the gains and losses of the entity. Such entities are required to be assessed for consolidation, compelling the primary beneficiary to consolidate the VIE. The primary beneficiary is the party that will absorb the majority of expected losses, receive the majority of the expected residual returns, or both. The Group consolidates all VIEs for which it is the primary beneficiary. VIEs may be sponsored by the Group, unrelated third parties or clients. At each balance sheet date, VIEs are reviewed for events that may trigger reassessment of the entities’ classification and/or consolidation.

Except as described below, the Group has not provided financial or other support to consolidated or non-consolidated VIEs that it was not previously contractually required to provide.
In 2007, the Group repositioned its money market funds by purchasing securities from those funds with the intent to eliminate structured investment vehicle, ABS, CDO and US subprime exposure. The securities transactions were executed in order to address liquidity concerns caused by the US market’s challenging conditions. The Group had no legal obligation to purchase these securities. The Group had no lifts outs in 3Q09 and lift outs of corporate securities of CHF 145 million in 4Q08. As of the end of 3Q09 and 4Q08, the fair value of its balance sheet exposure from these purchased securities was CHF 252 million and CHF 567 million, respectively. Net gains/(losses) on securities purchased from the Group’s money market funds were CHF 42 million and CHF (164) million in 3Q09 and 4Q08, respectively.

Collateralized debt obligations
As part of its structured finance business, the Group purchases loans and other debt obligations from, and on behalf of, clients for the purpose of securitization. The loans and other debt obligations are sold to VIEs that issue CDOs. VIEs issue CDOs to fund the purchase of assets such as investment grade and high yield corporate debt instruments. The Group engages in CDO transactions to meet client and investor needs, earn fees and sell financial assets.

Commercial paper conduit
The Group continues to act as the administrator and provider of liquidity and credit enhancement facilities for one CP conduit, Alpine Securitization Corp. (Alpine), a client-focused multi-seller conduit vehicle. Alpine publishes portfolio and asset data and submits its portfolio to a rating agency for public ratings based on the cash flows of the portfolio taken as a whole. This CP conduit purchases assets, primarily receivables, from clients and provides liquidity through the issuance of CP backed by these assets. For an asset to qualify for acquisition by the CP conduit, it must be rated at least investment grade after giving effect to related asset-specific credit enhancement primarily provided by the client transferor of the asset. The clients provide credit support to investors of the CP conduit in the form of over-collateralization and other asset-specific enhancements. Further, an unaffiliated investor retains a limited first-loss position in Alpine’s entire portfolio. The majority of expected losses reside with the first-loss investor and therefore the Group is not deemed the primary beneficiary of Alpine. The Group does not have any ownership interest in Alpine.

The overall average maturity of the conduit’s outstanding CP was approximately 19 days and 11 days as of 3Q09 and 4Q08, respectively. As of 3Q09 and 4Q08, Alpine had the highest short-term ratings from Fitch, Moody’s and DBRS and was rated A-1 by S&P. The majority of Alpine’s purchased assets were highly rated loans or receivables in the consumer sector, including auto loans or leases, credit card receivables and student loans. As of 3Q09 and 4Q08, those assets had a weighted average rating of AA, based on the lowest of each asset’s external or internal rating, and an average maturity of 3.4 years for both periods.

The Group’s commitment to this CP conduit consists of obligations under liquidity agreements and a program-wide credit enhancement agreement. The liquidity agreements are asset-specific arrangements, which require the Group to purchase assets from the CP conduit in certain circumstances, including a lack of liquidity in the CP market such that the CP conduit cannot refinance its obligations or, in some cases, a default of an underlying asset. The Group may, at its discretion, purchase assets that fall below investment grade in order to support the CP conduit. In both circumstances, the asset-specific credit enhancements provided by the client seller of the assets and the first-loss investor’s respective exposures to those assets remain unchanged. In entering into such agreements, the Group reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit. The program-wide credit enhancement agreement with the CP conduit would absorb potential defaults of the assets, but is senior to the credit protection provided by the client seller of assets and the first-loss investor. In 2Q09, the Group funded its potential obligation under existing liquidity agreements by lending to Alpine USD 8 billion as part of a transaction designed to reduce the volatility of the changes in credit spreads for Credit Suisse debt carried at fair value (the FVOD transaction).

The Group’s maximum exposure to loss to this CP conduit was CHF 11,608 million as of 3Q09 and CHF 11,602 million as of 2Q09. If Alpine’s purchased assets were consolidated as of 3Q09, the Group estimated that the valuation reductions of these assets would not have been material to its results of operations. The Group believes that the likelihood of incurring a loss equal to the maximum exposure is remote because the purchased assets held by the CP conduit, after giving effect to related asset-specific credit enhancement primarily provided by the clients, are classified as investment grade. The Group’s economic risks associated with the purchased assets of the CP conduit are included in the Group’s risk management framework including counterparty, economic capital and scenario analysis.

Financial intermediation
Financial intermediation consists of securitizations, funds, loans, and other vehicles. Securitizations are primarily CMBS, RMBS and ABS vehicles. Funds include investment structures such as mutual funds, funds of funds, private equity funds and fund-linked products where the investor’s interest is typically in the form of debt rather than equity, thereby making them VIEs. Loans include single-financing vehicles where the Group provides financing for specified assets or business ventures and the respective owner of the assets or manager of the business provides the equity in the vehicle. Other vehicles include additional vehicles where the Group provides financing as well as the total assets of the Group’s trust preferred structures.

Consolidated VIEs
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The Group consolidated all VIEs related to financial intermediation for which it was the primary beneficiary.

Consolidated VIEs in which the Group was the primary beneficiary

		3Q09		4Q08

end of	CDO	Financial inter- mediation	CDO	Financial inter- mediation

Assets of consolidated VIEs (CHF million)

Cash and due from banks	15	684	413	631

Trading assets	628	5,274	1,255	10,538

Investment securities	0	0	0	114

Other investments	0	3,046	0	2,467

Net loans	0	0	649	939

Other assets	1	1,511	1,114	2,355

Total assets	644	10,515	3,431	17,044

of which investment securities		2,558		9,466

Liabilities of consolidated VIEs (CHF million)

Trading liabilities	6	600	202	1,148

Short-term borrowings	17	0	0	0

Long-term debt	326	3,801	1,211	4,063

Other liabilities	4	1,652	1,603	6,627

Total liabilities	353	6,053	3,016	11,838

Consolidated VIE assets and liabilities are shown net of intercompany eliminations.

Non-consolidated VIEs
The non-consolidated VIEs tables provide the carrying amounts and classification of the assets and liabilities of variable interests recorded in the Group’s consolidated balance sheets, maximum exposure to loss and total assets of the non-consolidated VIEs.

Maximum exposure to loss represents the variable interests of non-consolidated VIEs that are recorded by the Group (for example, direct holdings in vehicles, loans and other receivables), as well as notional amounts of guarantees and off-balance sheet commitments that have been extended to non-consolidated VIEs. Such amounts, particularly notional amounts of derivatives and guarantees, do not represent the anticipated losses in connection with these transactions as they do not take into consideration the effect of collateral, recoveries or the probability of loss. In addition, they exclude the effect of offsetting financial instruments that are held to mitigate these risks and have not been reduced by unrealized losses previously recorded by the Group in connection with guarantees or derivatives.

Total assets of the non-consolidated VIEs are related to the non-consolidated VIEs with whom the Group has variable interests. These amounts are typically unrelated to the exposures the Group has with the entity and are not amounts that are considered for risk management purposes.

Further provided in the footnotes to the following table is information about QSPEs, which are not included in the tabular amounts as they are not VIEs under current US GAAP, as well as other entities that the Group has sponsored but for which it has negligible continuing involvement or that continuing involvement takes the form of derivative assets, guarantees and revocable lines of credit maintained for fund vehicles that do not meet the definition of a variable interest under US GAAP.

Non-consolidated VIEs

						Financial intermediation

end of 3Q09	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total

Variable interest assets (CHF million)

Trading assets	800	675	637	1,811	1,194	663	5,780

Net loans	1,601	10,705	1,093	1,489	5,220	1,847	21,955

Other assets	0	7	0	85	0	2	94

Total variable interest assets	2,401	11,387	1,730	3,385	6,414	2,512	27,829

Variable interest liabilities (CHF million)

Other liabilities	0	122	0	0	0	0	122

Total variable interest liabilities	0	122	0	0	0	0	122

Maximum exposure to loss (CHF million)

Maximum exposure to loss [1]	4,966	11,608	6,130	3,451	7,212	2,783	36,150

Non-consolidated VIE assets (CHF million)

Non-consolidated VIE assets [2,3]	21,528	6,211	27,811	68,582	27,937	16,215	168,284

1 Derivative assets and guarantees of CHF 98.6 billion and revocable lines of credit of CHF 23.0 billion that do not meet the definition of a variable interest are not included. 2 Assets of CHF 327.7 billion relating to entities that the Group sponsored but in which it does not have a variable interest are not included (CDO: CHF 67.5 billion; securitizations: CHF 95.8 billion; funds: CHF 146.0 billion; loans: CHF 12.8 billion; and other: CHF 5.6 billion). 3 Assets of CHF 332.7 billion relating to QSPEs are not included as they are not VIEs (CDO: CHF 0.4 billion; securitizations: CHF 332.1 billion; and loans: CHF 0.2 billion).

						Financial intermediation

end of 4Q08	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total

Variable interest assets (CHF million)

Trading assets	821	0	1,243	3,606	498	3,565	9,733

Net loans	1,826	1,162	735	2,964	5,930	330	12,947

Other assets	0	6	1	71	0	1	79

Total variable interest assets	2,647	1,168	1,979	6,641	6,428	3,896	22,759

Variable interest liabilities (CHF million)

Other liabilities	0	118	0	0	0	0	118

Total variable interest liabilities	0	118	0	0	0	0	118

Maximum exposure to loss (CHF million)

Maximum exposure to loss [1]	3,378	11,696	2,200	7,177	7,062	4,173	35,686

Non-consolidated VIE assets (CHF million)

Total non-consolidated VIE assets [2,3]	39,064	9,099	39,162	90,647	24,307	15,446	217,725

1 Derivative assets and guarantees of CHF 102.6 billion and revocable lines of credit of CHF 21.0 billion that do not meet the definition of a variable interest are not included. 2 Assets of CHF 439.0 billion relating to entities that the Group sponsored but in which it does not have a variable interest are not included (CDO: CHF 97.0 billion; securitizations: CHF 199.2 billion; funds: CHF 127.1 billion; loans: CHF 11.4 billion; and other: CHF 4.3 billion). 3 Assets of CHF 286.7 billion relating to QSPEs are not included as they are not VIEs (securitizations: CHF 285.7 billion; loans: CHF 0.2 billion; and other: CHF 0.8 billion).

Note 24 Fair value of financial instruments
The fair value of the majority of the Group’s financial instruments is based on quoted prices in active markets or observable inputs. These instruments include government and agency securities, certain CP, most investment grade corporate debt, certain high yield debt securities, exchange-traded and certain OTC derivative instruments and most listed equity securities.

In addition, the Group holds financial instruments for which no prices are available and which have little or no observable inputs. Further deterioration of financial markets could significantly impact the value of these financial instruments and the results of operations. For these instruments, the determination of fair value requires subjective assessment and varying degrees of judgment, depending on liquidity, concentration, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own assumptions about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. These instruments include certain OTC derivatives, most mortgage-related and CDO securities, certain equity derivatives and equity-linked securities, private equity investments, certain loans and credit products, including leveraged finance, certain syndicated loans and certain high-grade bonds, and life insurance instruments.

The fair value of financial assets and liabilities is impacted by factors such as benchmark interest rates, prices of financial instruments issued by third parties, commodity prices, foreign exchange rates and index prices or rates. In addition, valuation adjustments are an integral part of the valuation process when market prices are not indicative of the credit quality of a counterparty, and are applied to both OTC derivatives and debt instruments. The impact of changes in a counterparty’s credit spreads (known as credit valuation adjustments or CVA) is considered when measuring the fair value of assets and the impact of changes in the Group’s own credit spreads (known as debit valuation adjustments or DVA) is considered when measuring the fair value of its liabilities. For OTC derivatives, the impact of changes in both the Group’s and the counterparty’s credit standing is considered when measuring their fair value, based on current credit default swap prices. The adjustments also take into account contractual factors designed to reduce the Group’s credit exposure to a counterparty, such as collateral held and master netting agreements. For hybrid debt instruments with embedded derivative features, the impact of changes in the Group’s credit standing is considered when measuring their fair value, based on current funded debt spreads.

The Group has availed itself of the simplification in accounting offered under the fair value option, primarily in the Investment Banking and Asset Management segments. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of US GAAP. That is, for instruments for which there was an inability to achieve hedge accounting and for which we are economically hedged, we have elected the fair value option. Likewise, where we manage an activity on a fair value basis but previously have been unable to achieve fair value accounting, we have utilized the fair value option to align our risk management reporting to our financial accounting.

In April 2009, the FASB amended and expanded the disclosure requirements for the Group’s reporting of assets and liabilities measured at fair value on a recurring basis for level 3 for June 30, 2009, but did not require retrospective application. Comparable data was not presented in prior periods.

Fair value hierarchy
The levels of the fair value hierarchy are defined as follows:
– Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

– Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current or price quotations vary substantially either over time or among market makers, or in which little information is publicly available; (iii) inputs other than quoted prices that are observable for the asset or liability; or (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

– Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Group’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Group’s own data. The Group’s own data used to develop unobservable inputs is adjusted if information indicates that market participants would use different assumptions.

For further information on the fair value of financial instruments and an overview of the Group’s valuation techniques applied to financial instruments, refer to Note 33 – Financial instruments in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2008.

Assets and liabilities measured at fair value on a recurring basis

end of 3Q09	Quoted prices in active markets for identical assets or liabilities (level1)	Significant other observable inputs (level 2)	Significant unobserv- able inputs (level 3)	Impact of netting	[1]	Total at fair value

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	132,247	1,561	0		133,808

Debt	5,913	561	0	0		6,474

Equity	34,711	0	0	0		34,711

Securities received as collateral	40,624	561	0	0		41,185

Debt [2]	105,455	47,294	12,740	0		165,489

Equity	71,224	16,301	1,968	0		89,493

Derivatives	7,211	830,000	12,791	(786,466)		63,536

Other	6,763	4,215	2,426	0		13,404

Trading assets	190,653	897,810	29,925	(786,466)		331,922

Debt	10,151	753	218	0		11,122

of which Swiss government	307	0	0	0		307

of which foreign government	8,889	334	102	0		9,325

of which corporates	654	362	0	0		1,016

of which other	301	57	116	0		474

Equity	1	105	143	0		249

Investment securities	10,152	858	361	0		11,371

Equity	1,602	5,485	15,823	0		22,910

Other (primarily insurance products)	0	0	2,173	0		2,173

Other investments	1,602	5,485	17,996	0		25,083

Loans	0	25,968	11,717	0		37,685

Other intangible assets (mortgage servicing rights)	0	0	46	0		46

Other assets	7,378	16,441	8,053	(9)		31,863

Total assets at fair value	250,409	1,079,370	69,659	(786,475)		612,963

Less other investments - equity at fair value attributable to noncontrolling interests	(1,362)	(61)	(11,262)	0		(12,685)

Assets at fair value attributable to shareholders	249,047	1,079,309	58,397	(786,475)		600,278

Liabilities (CHF million)

Due to banks	0	5,103	0	0		5,103

Customer deposits	0	2,855	0	0		2,855

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	129,095	207	0		129,302

Debt	5,913	561	0	0		6,474

Equity	34,711	0	0	0		34,711

Obligations to return securities received as collateral	40,624	561	0	0		41,185

Debt [3]	53,652	9,803	168	0		63,623

Equity	23,721	781	128	0		24,630

Derivatives	7,277	819,942	13,208	(779,767)		60,660

Trading liabilities	84,650	830,526	13,504	(779,767)		148,913

Short-term borrowings	0	3,913	479	0		4,392

Long-term debt	0	59,523	19,567	0		79,090

Other liabilities	156	27,763	5,056	(733)		32,242

Total liabilities at fair value	125,430	1,059,339	38,813	(780,500)		443,082

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable counterparty netting agreements. 2 Includes primarily foreign government, corporate debt and RMBS. 3 Includes primarily foreign government securities.

Assets and liabilities measured at fair value on a recurring basis for level 3

							Trading revenues			Other revenues

9M09	Balance at beginning of period	Transfers in	Transfers out	Purchases, sales, issuances, settlements	On transfers in	On transfers out	On all other	On transfers in	On transfers out	On all other	Foreign currency translation impact	Balance at end of period

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	1,580	0	0	(20)	0	0	0	0	0	1	1,561

Debt	19,860	1,583	(2,738)	(6,419)	62	665	(328)	0	0	(2)	57	12,740

Equity	2,187	1,861	(198)	(1,810)	(122)	(10)	(37)	0	0	(3)	100	1,968

Derivatives	24,792	4,325	(7,992)	(9,053)	(1,226)	454	1,393	0	0	0	98	12,791

Other	4,254	130	(514)	(2,350)	16	55	767	0	0	19	49	2,426

Trading assets	51,093	7,899	(11,442)	(19,632)	(1,270)	1,164	1,795	0	0	14	304	29,925

Debt	0	0	0	213	0	0	6	0	0	0	(1)	218

of which foreign government	0	0	0	98	0	0	4	0	0	0	0	102

of which other	0	0	0	115	0	0	2	0	0	0	(1)	116

Equity	0	0	0	127	0	0	5	0	0	0	11	143

Investment securities	0	0	0	340	0	0	11	0	0	0	10	361

Equity	16,933	337	(59)	473	1	0	99	(44)	16	(1,707)	(226)	15,823

Other	1,942	9	(5)	360	1	0	(82)	0	0	0	(52)	2,173

Other investments	18,875	346	(64)	833	2	0	17	(44)	16	(1,707)	(278)	17,996

Loans	14,309	898	(1,197)	(3,574)	25	(32)	1,223	0	0	0	65	11,717

Other intangible assets	113	0	0	(40)	0	0	0	0	0	(29)	2	46

Other assets	13,645	857	(1,388)	(5,149)	(136)	220	(96)	0	0	0	100	8,053

Total assets at fair value	98,035	11,580	(14,091)	(27,222)	(1,399)	1,352	2,950	(44)	16	(1,722)	204	69,659

Liabilities (CHF million)

Due to banks	3	0	0	(3)	0	0	0	0	0	0	0	0

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	206	0	0	1	0	0	0	0	0	0	207

Debt	91	115	(19)	(26)	(12)	2	19	0	0	0	(2)	168

Equity	34	179	(22)	(37)	(26)	(2)	6	0	0	0	(4)	128

Derivatives	23,454	4,280	(7,837)	(7,324)	(724)	881	467	0	0	0	11	13,208

Other	10	0	0	(18)	0	0	7	0	0	0	1	0

Trading liabilities	23,589	4,574	(7,878)	(7,405)	(762)	881	499	0	0	0	6	13,504

Short-term borrowings	350	384	(2)	(396)	(3)	(1)	137	0	0	0	10	479

Long-term debt	23,853	2,493	(3,314)	(3,928)	214	372	33	0	0	0	(156)	19,567

Other liabilities	3,251	663	(318)	702	5	(27)	252	14	0	647	(133)	5,056

Total liabilities at fair value	51,046	8,320	(11,512)	(11,030)	(545)	1,225	921	14	0	647	(273)	38,813

Net assets/liabilities at fair value	46,989	3,260	(2,579)	(16,192)	(854)	127	2,029	(58)	16	(2,369)	477	30,846

Assets and liabilities measured at fair value on a recurring basis

end of 4Q08	Quoted prices in active markets for identical assets or liabilities (level1)	Significant other observable inputs (level 2)	Significant unobserv- able inputs (level 3)	Impact of netting	[1]	Total at fair value

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	164,743	0	0		164,743

Securities received as collateral	28,416	1,038	0	0		29,454

Trading assets	152,703	1,162,037	51,096	(1,023,058)		342,778

Investment securities	12,016	1,003	0	0		13,019

Other investments	1,183	4,808	18,875	0		24,866

Loans	0	18,005	14,309	0		32,314

Other intangible assets (mortgage servicing rights)	0	0	113	0		113

Other assets	4,017	16,524	13,645	(100)		34,086

Total assets at fair value	198,335	1,368,158	98,038	(1,023,158)		641,373

Less other investments - equity at fair value attributable to noncontrolling interests	(313)	(718)	(12,303)	0		(13,334)

Assets at fair value attributable to shareholders	198,022	1,367,440	85,735	(1,023,158)		628,039

Liabilities (CHF million)

Due to banks	0	3,361	3	0		3,364

Customer deposits	0	2,538	0	0		2,538

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	174,975	0	0		174,975

Obligations to return securities received as collateral	28,416	1,038	0	0		29,454

Trading liabilities	61,221	1,076,603	23,590	(1,006,949)		154,465

Short-term borrowings	0	2,195	350	0		2,545

Long-term debt	0	55,603	23,853	0		79,456

Other liabilities	0	21,758	3,251	(647)		24,362

Total liabilities at fair value	89,637	1,338,071	51,047	(1,007,596)		471,159

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable counterparty netting agreements.

Assets and liabilities measured at fair value on a recurring basis for level 3

9M08	Derivatives, net	Private equity and other investments		Other		Total

Assets (CHF million)

Balance at beginning of period	5,631	17,737		49,569		72,937

Net realized/unrealized gains/(losses) included in net revenues	5,450	417		(12,376)		(6,509)

Purchases, sales, issuances and settlements	(1,942)	2,575		1,874		2,507

Transfers in and/or out of level 3	(4,197)	(13)		29,627		25,417

Foreign currency translation impact included in net revenues	197	142		(874)		(535)

Balance at end of period	5,139	20,858	[1]	67,820	[2]	93,817

Liabilities (CHF million)

Balance at beginning of period	–	–		32,374		32,374

Net realized/unrealized (gains)/losses included in net revenues	–	–		(5,123)		(5,123)

Purchases, sales, issuances and settlements	–	–		658		658

Transfers in and/or out of level 3	–	–		5,122		5,122

Foreign currency translation impact included in net revenues	–	–		(433)		(433)

Balance at end of period	–	–		32,598	[3]	32,598

Net	5,139	20,858		35,222		61,219

Total realized/unrealized gains/(losses) included in net revenues	5,450	417		(7,253)		(1,386)

1 Primarily private equity investments; includes also life finance contracts. 2 Includes primarily RMBS, CMBS, CDO and certain corporate, syndicated and leveraged lending. 3 Includes primarily structured notes.

Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)

			9M09				9M08

in	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues

Gains and losses on assets and liabilities (CHF million)

Net realized/unrealized gains/(losses) included in net revenues	1,302	(2,411)	(1,109)	[1]	(1,961)	575	(1,386)	[1]

Whereof:

Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	(4,460)	(1,808)	(6,268)		1,853	(251)	1,602

1 Excludes net realized/unrealized gains/(losses) attributable to foreign currency translation impact.

Both observable and unobservable inputs may be used to determine the fair value of positions that have been classified within level 3. As a result, the unrealized gains and losses for assets and liabilities within level 3 presented in the table above may include changes in fair value that were attributable to both observable and unobservable inputs.

The Group employs various economic hedging techniques in order to manage risks, including risks in level 3 positions. Such techniques may include the purchase or sale of financial instruments that are classified in levels 1 and/or 2. The realized and unrealized gains and losses for assets and liabilities in level 3 presented in the table above do not reflect the related realized or unrealized gains and losses arising on economic hedging instruments classified in levels 1 and/or 2.

Nonrecurring fair value changes
Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, for example, when there is evidence of impairment. As of September 30, 2009 and December 31, 2008, CHF 1.3 billion and CHF 3.0 billion, respectively, of loans have been recorded at fair value on a nonrecurring basis, of which CHF 0.1 billion and CHF 0.3 billion, respectively, were classified as level 2 and CHF 1.1 billion and CHF 2.6 billion, respectively, were classified as level 3.

Fair value option
The following represents a change to the Group’s fair value elections beginning in 1Q08.
Long-term debt
The Group’s long-term debt includes debt issuances managed by its Global Treasury department that do not contain derivative features. The Group actively manages the interest rate risk on these instruments with derivatives; in particular, fixed-rate debt is hedged with receive-fixed, pay-floating interest rate swaps. Upon adoption of the fair value option, the Group availed itself of the simplification objective of the fair value option and elected fair value for this fixed-rate debt in order to achieve a similar financial reporting outcome as that achieved under hedge accounting per the guidance of US GAAP. Given the significant volatility due to changes in the Group’s credit spreads, the Group did not elect to apply the fair value option to fixed-rate debt issued by the Group in 1Q08 or subsequently and instead applied hedge accounting.

Difference between the aggregate fair value and the aggregate unpaid principal balances of loans and financial instruments

			3Q09			4Q08

end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference

Loans (CHF million)

Non-performing loans (90 days or more past due)	80	168	(88)	131	229	(98)

Non-accrual loans	1,539	3,507	(1,968)	843	2,017	(1,174)

Financial instruments (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	133,808	132,933	875	164,743	163,683	1,060

Loans	37,685	35,499	2,186	32,314	37,327	(5,013)

Other assets	11,150	19,559	(8,409)	16,644	27,557	(10,913)

Due to banks and customer deposits	(2,405)	(2,437)	32	(1,384)	(1,430)	46

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(129,302)	(129,348)	46	(174,975)	(174,631)	(344)

Short-term borrowings	(4,392)	(4,461)	69	(2,545)	(3,146)	601

Long-term debt	(79,090)	(84,877)	5,787	(79,456)	(89,591)	10,135

Other liabilities	(5,652)	(7,582)	1,930	(2,637)	(5,184)	2,547

Gains and losses on financial instruments

	9M09		9M08

in	Net gains/ (losses)		Net gains/ (losses)

Financial instruments (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,148	[1]	8,750	[1]

Other trading assets	251	[2]	9	[2]

Other investments	989	[3]	(227)	[3]

of which related to credit risk	19		0

Loans	7,421	[2]	(994)	[2]

of which related to credit risk	4,731		(1,322)

Other assets	865	[1]	(4,186)	[2]

of which related to credit risk	255		(5,810)

Due to banks and customer deposits	(16)	[1]	(57)	[1]

of which related to credit risk	0		28

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(1,183)	[1]	(7,262)	[1]

Short-term borrowings	(566)	[2]	161	[2]

of which related to credit risk [4]	7		1

Long-term debt	(8,591)	[2]	9,486	[2]

of which related to credit risk [4]	(3,175)		2,938

Other liabilities	915	[2]	(1,292)	[2]

of which related to credit risk	843		(1,073)

1 Primarily recognized in net interest income. 2 Primarily recognized in trading revenues. 3 Primarily recognized in other revenues. 4 Changes in fair value related to credit risk is due to the change in the Group's own credit spreads. Other changes in fair value are attributable to changes in foreign currency exchange rates and interest rates, as well as movements in the reference price or index for structured notes. Changes in fair value on Credit Suisse vanilla debt related to credit risk were CHF (3,720) million and CHF 2,938 million in 9M09 and 9M08, respectively.

Disclosures about fair value of financial instruments
US GAAP requires the disclosure of the fair values of financial instruments for which it is practicable to estimate those values, whether or not they are recognized in the consolidated financial statements, excluding all non-financial instruments such as lease transactions, real estate, premises and equipment, equity method investments and pension and benefit obligations.

Book and estimated fair values of financial instruments

		3Q09		4Q08

end of	Book value	Fair value	Book value	Fair value

Financial assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	221,908	221,908	269,028	269,029

Securities received as collateral	41,185	41,185	29,454	29,454

Trading assets	331,922	331,922	342,778	342,778

Investment securities	12,267	12,269	13,823	13,823

Loans	242,186	244,889	235,797	237,858

Other financial assets [1]	188,750	188,794	251,104	250,949

Financial liabilities (CHF million)

Due to banks and deposits	327,496	327,551	355,169	354,728

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	180,151	180,151	243,370	243,336

Obligation to return securities received as collateral	41,185	41,185	29,454	29,454

Trading liabilities	148,913	148,913	154,465	154,465

Short-term borrowings	8,177	8,176	10,964	10,933

Long-term debt	165,977	165,219	150,714	147,787

Other financial liabilities [2]	138,835	138,835	177,264	177,251

1 Primarily includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities. 2 Primarily includes brokerage payables, cash collateral on derivative instruments and interest and fee payables.

Note 25 Assets pledged or assigned
Assets pledged or assigned

end of	3Q09	4Q08

Assets pledged or assigned (CHF million)

Book value of assets pledged or assigned as collateral	217,637	165,406

of which assets provided with the right to sell or repledge	134,719	89,915

Fair value of collateral received with the right to sell or repledge	457,065	515,655

of which sold or repledged	382,576	452,875

The Group received collateral in connection with resale agreements, securities lending and loans, derivative transactions and margined broker loans. A substantial portion of the collateral received by the Group was sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.

Note 26 Subsidiary guarantee information
On March 26, 2007, the Group and the Bank issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding US SEC-registered debt securities. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make any timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc. The guarantee from the Group is subordinated to senior liabilities. Credit Suisse (USA), Inc. is an indirect, wholly owned subsidiary of the Group.

Condensed consolidating statements of operations

in 3Q09	Credit Suisse (USA), Inc.	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	2,224	2,938		5,162	63	115		5,340

Interest expense	(1,196)	(2,361)		(3,557)	(61)	(3)		(3,621)

Net interest income	1,028	577		1,605	2	112		1,719

Commissions and fees	876	2,186		3,062	2	249		3,313

Trading revenues	679	2,575		3,254	0	235		3,489

Other revenues	888	514		1,402	2,360	(2,413)		1,349

Net revenues	3,471	5,852		9,323	2,364	(1,817)		9,870

Provision for credit losses	6	34		40	0	13		53

Compensation and benefits	1,119	2,626		3,745	22	74		3,841

General and administrative expenses	513	1,422		1,935	(12)	12		1,935

Commission expenses	86	375		461	0	37		498

Total other operating expenses	599	1,797		2,396	(12)	49		2,433

Total operating expenses	1,718	4,423		6,141	10	123		6,274

Income/(loss) from continuing operations before taxes	1,747	1,395		3,142	2,354	(1,953)		3,543

Income tax expense/(benefit)	372	20		392	0	35		427

Income/(loss) from continuing operations	1,375	1,375		2,750	2,354	(1,988)		3,116

Income/(loss) from discontinued operations, net of tax	0	188		188	0	0		188

Net income/(loss)	1,375	1,563		2,938	2,354	(1,988)		3,304

Less net income/(loss) attributable to noncontrolling interests	795	186		981	0	(31)		950

Net income/(loss) attributable to shareholders	580	1,377		1,957	2,354	(1,957)		2,354

of which from continuing operations	580	1,189		1,769	2,354	(1,957)		2,166

of which from discontinued operations	0	188		188	0	0		188

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations

in 3Q08	Credit Suisse (USA), Inc.	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	4,620	6,983		11,603	102	150		11,855

Interest expense	(3,680)	(6,192)		(9,872)	(101)	38		(9,935)

Net interest income	940	791		1,731	1	188		1,920

Commissions and fees	896	2,483		3,379	4	290		3,673

Trading revenues	(1,105)	(1,368)		(2,473)	1	206		(2,266)

Other revenues	(403)	(169)		(572)	(1,221)	1,150		(643)

Net revenues	328	1,737		2,065	(1,215)	1,834		2,684

Provision for credit losses	4	122		126	0	5		131

Compensation and benefits	738	2,091		2,829	26	96		2,951

General and administrative expenses	605	1,318		1,923	13	(6)		1,930

Commission expenses	87	403		490	0	48		538

Total other operating expenses	692	1,721		2,413	13	42		2,468

Total operating expenses	1,430	3,812		5,242	39	138		5,419

Income/(loss) from continuing operations before taxes	(1,106)	(2,197)		(3,303)	(1,254)	1,691		(2,866)

Income tax expense/(benefit)	(295)	(1,091)		(1,386)	7	116		(1,263)

Income/(loss) from continuing operations	(811)	(1,106)		(1,917)	(1,261)	1,575		(1,603)

Income/(loss) from discontinued operations, net of tax	0	6		6	0	0		6

Net income/(loss)	(811)	(1,100)		(1,911)	(1,261)	1,575		(1,597)

Less net income/(loss) attributable to noncontrolling interests	(383)	(73)		(456)	0	120		(336)

Net income/(loss) attributable to shareholders	(428)	(1,027)		(1,455)	(1,261)	1,455		(1,261)

of which from continuing operations	(428)	(1,033)		(1,461)	(1,261)	1,455		(1,267)

of which from discontinued operations	0	6		6	0	0		6

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations

in 9M09	Credit Suisse (USA), Inc.	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	7,107	12,340		19,447	197	395		20,039

Interest expense	(4,010)	(10,875)		(14,885)	(192)	15		(15,062)

Net interest income	3,097	1,465		4,562	5	410		4,977

Commissions and fees	2,526	6,550		9,076	7	725		9,808

Trading revenues	3,073	8,349		11,422	0	181		11,603

Other revenues	(819)	1,172		353	5,901	(6,063)		191

Net revenues	7,877	17,536		25,413	5,913	(4,747)		26,579

Provision for credit losses	21	491		512	0	34		546

Compensation and benefits	3,956	8,337		12,293	26	227		12,546

General and administrative expenses	1,598	3,769		5,367	(31)	67		5,403

Commission expenses	276	1,073		1,349	0	118		1,467

Total other operating expenses	1,874	4,842		6,716	(31)	185		6,870

Total operating expenses	5,830	13,179		19,009	(5)	412		19,416

Income/(loss) from continuing operations before taxes	2,026	3,866		5,892	5,918	(5,193)		6,617

Income tax expense/(benefit)	1,129	226		1,355	(13)	32		1,374

Income/(loss) from continuing operations	897	3,640		4,537	5,931	(5,225)		5,243

Income/(loss) from discontinued operations, net of tax	0	169		169	0	0		169

Net income/(loss)	897	3,809		4,706	5,931	(5,225)		5,412

Less net income/(loss) attributable to noncontrolling interests	(844)	54		(790)	0	271		(519)

Net income/(loss) attributable to shareholders	1,741	3,755		5,496	5,931	(5,496)		5,931

of which from continuing operations	1,741	3,586		5,327	5,931	(5,496)		5,762

of which from discontinued operations	0	169		169	0	0		169

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations

in 9M08	Credit Suisse (USA), Inc.	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	14,298	22,650		36,948	309	413		37,670

Interest expense	(11,873)	(19,740)		(31,613)	(314)	137		(31,790)

Net interest income	2,425	2,910		5,335	(5)	550		5,880

Commissions and fees	2,768	7,946		10,714	14	903		11,631

Trading revenues	(1,017)	(2,582)		(3,599)	0	455		(3,144)

Other revenues	278	(764)		(486)	(2,080)	1,935		(631)

Net revenues	4,454	7,510		11,964	(2,071)	3,843		13,736

Provision for credit losses	4	308		312	0	15		327

Compensation and benefits	2,978	6,869		9,847	80	300		10,227

General and administrative expenses	820	4,153		4,973	24	39		5,036

Commission expenses	243	1,307		1,550	1	150		1,701

Total other operating expenses	1,063	5,460		6,523	25	189		6,737

Total operating expenses	4,041	12,329		16,370	105	489		16,964

Income/(loss) from continuing operations before taxes	409	(5,127)		(4,718)	(2,176)	3,339		(3,555)

Income tax expense/(benefit)	(11)	(1,678)		(1,689)	18	250		(1,421)

Income/(loss) from continuing operations	420	(3,449)		(3,029)	(2,194)	3,089		(2,134)

Income/(loss) from discontinued operations, net of tax	0	7		7	0	0		7

Net income/(loss)	420	(3,442)		(3,022)	(2,194)	3,089		(2,127)

Less net income/(loss) attributable to noncontrolling interests	48	(463)		(415)	0	482		67

Net income/(loss) attributable to shareholders	372	(2,979)		(2,607)	(2,194)	2,607		(2,194)

of which from continuing operations	372	(2,986)		(2,614)	(2,194)	2,607		(2,201)

of which from discontinued operations	0	7		7	0	0		7

1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets

end of 3Q09	Credit Suisse (USA), Inc.	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Assets (CHF million)

Cash and due from banks	1,988	46,978		48,966	23	(124)		48,865

Interest-bearing deposits with banks	29,825	(27,512)		2,313	0	(1,069)		1,244

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	154,973	65,848		220,821	0	1,087		221,908

Securities received as collateral	40,809	335		41,144	0	41		41,185

Trading assets	122,753	208,487		331,240	0	682		331,922

Investment securities	0	9,670		9,670	29	2,568		12,267

Other investments	15,365	12,047		27,412	41,019	(40,808)		27,623

Net loans	12,661	213,670		226,331	9,149	6,706		242,186

Premises and equipment	942	4,969		5,911	0	540		6,451

Goodwill	658	7,519		8,177	0	1,135		9,312

Other intangible assets	74	274		348	0	11		359

Brokerage receivables	15,656	31,916		47,572	0	(1)		47,571

Other assets	9,764	63,117		72,881	263	171		73,315

Total assets	405,468	637,318		1,042,786	50,483	(29,061)		1,064,208

Liabilities and equity (CHF million)

Due to banks	292	55,098		55,390	7,936	(21,903)		41,423

Customer deposits	0	256,785		256,785	0	29,288		286,073

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	153,797	26,354		180,151	0	0		180,151

Obligation to return securities received as collateral	40,809	335		41,144	0	41		41,185

Trading liabilities	42,212	108,538		150,750	0	(1,837)		148,913

Short-term borrowings	43,200	(36,333)		6,867	0	1,310		8,177

Long-term debt	38,020	125,272		163,292	4,159	(1,474)		165,977

Brokerage payables	40,109	23,889		63,998	0	(166)		63,832

Other liabilities	15,326	58,707		74,033	197	1,206		75,436

Liabilities of discontinued operations held-for-sale	0	27		27	0	0		27

Total liabilities	373,765	618,672		992,437	12,292	6,465		1,011,194

Total shareholders' equity	18,772	12,680		31,452	38,191	(31,452)		38,191

Noncontrolling interests	12,931	5,966		18,897	0	(4,074)		14,823

Total equity	31,703	18,646		50,349	38,191	(35,526)		53,014

Total liabilities and equity	405,468	637,318		1,042,786	50,483	(29,061)		1,064,208

1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets

end of 4Q08	Credit Suisse (USA), Inc.	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Assets (CHF million)

Cash and due from banks	2,638	87,883		90,521	14	(500)		90,035

Interest-bearing deposits with banks	36,976	(33,084)		3,892	0	(1,880)		2,012

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	196,058	72,955		269,013	0	15		269,028

Securities received as collateral	35,428	(5,673)		29,755	0	(301)		29,454

Trading assets	113,778	227,603		341,381	0	1,397		342,778

Investment securities	17	11,664		11,681	29	2,113		13,823

Other investments	16,845	10,063		26,908	35,548	(35,454)		27,002

Net loans	832	219,560		220,392	9,068	6,337		235,797

Premises and equipment	908	4,881		5,789	0	561		6,350

Goodwill	670	7,525		8,195	0	1,135		9,330

Other intangible assets	143	269		412	0	11		423

Brokerage receivables	17,881	39,618		57,499	0	(1)		57,498

Other assets	12,373	72,835		85,208	448	141		85,797

Assets of discontinued operations held-for-sale	0	1,023		1,023	0	0		1,023

Total assets	434,547	717,122		1,151,669	45,107	(26,426)		1,170,350

Liabilities and equity (CHF million)

Due to banks	339	74,609		74,948	8,086	(24,851)		58,183

Customer deposits	0	267,010		267,010	0	29,976		296,986

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	191,441	52,529		243,970	0	(600)		243,370

Obligation to return securities received as collateral	35,428	(5,673)		29,755	0	(301)		29,454

Trading liabilities	40,523	113,195		153,718	0	747		154,465

Short-term borrowings	31,044	(20,862)		10,182	0	782		10,964

Long-term debt	34,140	114,410		148,550	4,536	(2,372)		150,714

Brokerage payables	56,921	36,505		93,426	0	(103)		93,323

Other liabilities	12,977	70,112		83,089	183	1,526		84,798

Liabilities of discontinued operations held-for-sale	0	872		872	0	0		872

Total liabilities	402,813	702,707		1,105,520	12,805	4,804		1,123,129

Total shareholders' equity	18,314	8,554		26,868	32,302	(26,868)		32,302

Noncontrolling interests	13,420	5,861		19,281	0	(4,362)		14,919

Total equity	31,734	14,415		46,149	32,302	(31,230)		47,221

Total liabilities and equity	434,547	717,122		1,151,669	45,107	(26,426)		1,170,350

1 Includes eliminations and consolidation adjustments.

Note 27 Litigation
The Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Some of these actions have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts. The Group believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on its financial condition but might be material to operating results for any particular period, depending, in part, upon the operating results for such period. The Group believes that the reasonably possible losses relating to such claims in excess of its provisions are either not material or not estimable.

The Group accrues for legal costs (including fees and expenses of external lawyers and other service providers) in connection with certain judicial, regulatory and arbitration proceedings when such costs are probable and reasonably estimable.

It is inherently difficult to predict the outcome of many of these matters. In presenting the condensed consolidated financial statements, management makes estimates regarding the outcome of these matters, records a reserve and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel, the Group’s defenses and its experience in similar cases or proceedings, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings.

Further charges or releases of litigation reserves may be necessary in the future as developments in such litigation, claims or proceedings warrant.
Investor information
Investor information

Investor information
Share data

				in / end of

	9M09	2008	2007	2006

Share price (common shares, CHF)

Average	42.48	48.87	83.02	73.13

Minimum	22.48	24.90	61.90	62.70

Maximum	58.70	66.95	95.45	85.35

End of period	57.50	28.50	68.10	85.25

Share price (American Depository Shares, USD)

Average	38.79	45.48	68.97	58.46

Minimum	19.04	19.01	55.93	50.07

Maximum	56.86	59.76	79.03	70.00

End of period	55.65	28.26	60.10	69.85

Market capitalization

Market capitalization (CHF million)	68,137	33,762	76,024	99,949

Market capitalization (USD million)	65,945	33,478	67,093	81,894

Dividend per share (CHF)

Dividend per share paid	–	0.10	2.50	2.24

Par value reduction	–	–	–	0.46

Ticker symbols / stock exchange listings

	Common shares	ADS	[1]

Ticker symbols

Bloomberg	CSGN VX	CS US

Reuters	CSGN.VX	CS.N

Telekurs	CSGN,380	CS,065

Stock exchange listings

Swiss security number	1213853	570660

ISIN number	CH0012138530	US2254011081

CUSIP number	–	225 401 108

1 One American Depositary Share (ADS) represents one common share.

Bond ratings

as of October 26, 2009	Moody's	Standard & Poor's	Fitch Ratings

Credit Suisse Group ratings

Short-term	P-1	A-1	F1+

Long-term	Aa2	A	AA-

Outlook	Negative	Stable	Negative

Credit Suisse (the Bank) ratings

Short-term	P-1	A-1	F1+

Long-term	Aa1	A+	AA-

Outlook	Negative	Stable	Negative

Financial calendar and information sources

Financial calendar

Fourth quarter / full year 2009 results	Thursday, February 11, 2010

Annual General Meeting	Friday, April 30, 2010

Investor relations

Phone	+41 44 333 71 49

E-mail	investor.relations@credit-suisse.com

Internet	www.credit-suisse.com/investors

Media relations

Phone	+41 844 33 88 44

E-mail	media.relations@credit-suisse.com

Internet	www.credit-suisse.com/news

Additional information

Results and financial information	www.credit-suisse.com/results

Printed copies	Credit Suisse

Procurement Non-IT Switzerland

RSCP 1 / Publikationenversand

CH-8070 Zurich

Switzerland

US share register and transfer agent

ADS depositary institution	Deutsche Bank Trust Company Americas

Broker Service Desk

Address	Credit Suisse

c/o Mellon Investor Services

P.O. Box 3316

So. Hackensack, NJ 07606

United States

US and Canada phone (toll free)	+1 800 301 35 17

Phone from outside US and Canada	+1 201 680 66 26

E-mail	shrrelations@mellon.com

Swiss share register and transfer agent

Address	Credit Suisse Group AG

Dept. RXS

CH-8070 Zurich

Switzerland

Phone	+41 44 332 26 60

Fax	+41 44 332 98 96

Foreign currency translation rates

				in / end of			% change

	3Q09	2Q09	1Q09	3Q08	QoQ	Ytd	YoY

Average rate

1 USD / 1 CHF	1.06	1.11	1.13	1.07	(5)	(6)	(1)

1 EUR / 1 CHF	1.52	1.51	1.49	1.61	1	2	(6)

1 GBP / 1 CHF	1.74	1.71	1.62	2.03	2	7	(14)

100 JPY / 1 CHF	1.14	1.14	1.20	1.00	0	(5)	14

Closing rate

1 USD / 1 CHF	1.04	1.09	1.14	1.12	(5)	(9)	(7)

1 EUR / 1 CHF	1.52	1.53	1.51	1.57	(1)	1	(3)

1 GBP / 1 CHF	1.66	1.79	1.63	2.00	(7)	2	(17)

100 JPY / 1 CHF	1.16	1.13	1.15	1.06	3	1	9

Cautionary statement regarding forward-looking information
This report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

– the ability to maintain sufficient liquidity and access capital markets;
– market and interest rate fluctuations;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of a continued US or global economic downturn in 2009 and beyond;

– the direct and indirect impacts of continuing deterioration of subprime and other real estate markets;
– further adverse rating actions by credit rating agencies in respect of structured credit products or other credit-related exposures or of monoline insurers;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices;
– competition in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation and other contingencies;
– the ability to achieve our cost efficiency goals and other cost targets; and
– our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Annual Report 2008 – Additional Information – Risk Factors.

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For a detailed presentation of Credit Suisse Group’s financial statements 2008, its company structure, risk management, corporate governance and an in-depth review of its operating and financial results, refer to the Annual Report 2008. For a summary of our performance during the business year and a close look at innovation through examples from various areas of the bank, refer to our Business Review 2008. For information on how the Bank assumes its responsibilities when conducting its business activities, including its commitments toward the environment and various stakeholders within society, refer to the Corporate Citizenship Report 2008.

CREDIT SUISSE

CREDIT SUISSE GROUP AG
Paradeplatz 8
8070 Zurich
Switzerland
Phone +41 44 212 16 16

www.credit-suisse.com

5520144 English